SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

COUNSEL CORPORATION

(Translations of registrant‘s name into English)

Exchange Tower, Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________]

First Quarter Report
ANNUAL INFORMATION FORM
Notice of Annual Shareholders’ Meeting
Annual Report

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Counsel Corporation
	By:	/s/ Allan C. Silber
		Name:	Allan C. Silber,
Date: June 30, 2004		Title:	Chief Executive Officer

Counsel Corporation

2004

First Quarter Report

For the Period Ending March 31, 2004

MESSAGE TO OUR SHAREHOLDERS

“As a result of the bold decisions and actions taken in 2003, Counsel Corporation is experiencing positive momentum. We are pleased with our progress,”

We are pleased to report Counsel Corporation’s consolidated results for the first quarter of 2004. Counsel continues to make significant progress towards its strategic objectives as follows (all amounts are stated in US dollars unless noted):

Communications

•	On January 29, 2004, Acceris successfully launched its program to offer local dial tone service. The local service offering is now available to both residential and small business customers in New York and New Jersey. In the second quarter of 2004, Acceris plans to expand to additional states, such as Florida, Pennsylvania and Massachusetts, as well as offering local service to the vast majority of Verizon and BellSouth states.

•	Acceris completed the deployment of its IP-based voice/data network by integrating its San Diego and Pittsburgh Network Operations Centers. As part of the Company’s network evolution plan, Acceris is migrating its TDM voice traffic onto its MPLS-based data network, using an IP backbone. As a result of this initiative, Acceris will realize cost savings and improve overall network reliability. Furthermore, Acceris will be better able to serve its customers by placing its operational support environment under a unified switching architecture and by building support teams in tandem with its overall network design.

Real Estate

•	In the first quarter of 2004, two tenants of Imperial Square development project took occupation, A&W Restaurants and Galaxy Theatres. The remainder of the development is expected to be completed in the second half of 2004.

For the quarter ended March 31, 2004, consolidated revenues from continuing operations was $35.8 million compared to $32.2 million in the first quarter of 2003. The increase in consolidated revenues is primarily due to the inclusion of $4.7 million in non-recurring revenue related to a discontinued network service offering in the communications business.

The Company incurred a loss from continuing operations of $2.5 million, or $0.05 per share, basic and diluted, in the first three months of 2004, compared with a loss of $14.3 million, or $0.70 per share, in the first three months of 2003. Including discontinued operations, the Company incurred a net loss of $2.5 million or $0.05 per share, basic and diluted, for the three months ended March 31, 2004, compared with a loss of $15.3 million, or $0.75 per share, for the three months ended March 31, 2003.

We are very pleased with the progress made in the first quarter of 2004 towards achieving our objectives of generating improved operating results and cashflow. We expect to improve on these results as the year progresses.

On behalf of the Board,

ALLAN SILBER

Chairman and Chief Executive Officer
May 11, 2004

First Quarter Report 2004 (1) Counsel Corporation

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED MARCH 31, 2004

(All dollar amounts are in thousands of US dollars, unless otherwise indicated)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the results of operations of Counsel Corporation (“Counsel”, “the Company”) for the three months ended March 31, 2004 and its financial condition as at March 31, 2004 is based on the Company’s interim consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2003 and the notes thereto. References to interim financial statements are to the unaudited consolidated financial statements of Counsel as at and for the three months ended March 31, 2004. Additional information about the Company, including the Annual Information Form, can be found on www.sedar.com. The effective date of this MD&A is May 11, 2004. As of April 30, 2004, the Company had 48,587,262 common shares and 10,000,000 Series A preferred shares (convertible into common shares on a one-for-one basis) issued and outstanding.

Forward-looking information

This MD&A contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereof or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation: the timing of acquisitions and expansion opportunities, technological changes and changes to the business environment that may impact the Company’s capital expenditures and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or from the Company’s currently anticipated future results and financial condition. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made, and that the Company undertakes no responsibility to update such information. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Definitions

The Company’s discussion of its financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are presented in the Company’s unaudited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. It is important to note that operating income (loss) is not a measure of performance under Canadian GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP, or as a measure of operating performance or profitability. Operating income (loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

OVERVIEW

Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company entered the communications sector in March 2001 when it acquired a controlling interest in I-Link Incorporated (“Acceris Communications Inc.”, “Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Acceris operates a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small to medium-sized businesses in the United States. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

The Company entered the real estate sector in 2002, when it completed the acquisition of five income-producing properties, consisting of approximately 730,000 square feet and 13 acres of vacant land zoned for retail development in Canada.

First Quarter Report 2004   (2)   Counsel Corporation

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets out the Company’s consolidated quarterly results of operations for the eight quarters ended March 31, 2004, under the basis of presentation utilized in its Canadian GAAP financial statements.

									Unaudited
	Unaudited								Three months ended
									March 31
	2002	2002	2002	2003	2003	2003	2003	2004	2003	2004
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q1	Q1
	$	$	$	$	$	$	$	$	$	$
Revenues
United States
Telecommunications	20,984	19,834	21,623	30,367	36,252	35,003	32,126	33,054	30,367	33,054
Technologies	888	321	47	—	1,050	1,049	65	450	—	450

	21,872	20,155	21,670	30,367	37,302	36,052	32,191	33,504	30,367	33,504
Canada
Real estate	78	1,486	1,704	1,783	1,988	1,901	2,127	2,270	1,783	2,270

	21,950	21,641	23,374	32,150	39,290	37,953	34,318	35,774	32,150	35,774
Operating costs and expenses:
Telecommunication costs	12,237	10,973	14,453	25,748	21,319	20,072	18,867	16,635	25,748	16,635
Income producing properties	—	502	946	944	1,047	882	999	1,266	944	1,266
Selling, general and administrative	9,865	10,675	12,805	15,530	15,904	14,777	15,198	15,943	15,530	15,943
Research and development	465	317	235	—	—	—	—	—	—	—
Provision for doubtful accounts	1,251	1,118	2,273	1,175	1,131	1,465	1,667	1,227	1,175	1,227
Depreciation and amortization	1,592	1,760	2,079	2,568	2,362	2,597	2,326	2,481	2,568	2,481

Operating loss before undernoted items	(3,460)	(3,704)	(9,417)	(13,815)	(2,473)	(1,840)	(4,739)	(1,778)	(13,815)	(1,778)
Gains and other income:
Short-term investments	879	162	405	448	1,929	1,617	1,224	570	448	570
Other	—	—	782	—	—	2,578	1,079	767	—	767
Impairments and other losses:
Write-down of short-term investments	(2,656)	(1,139)	(80)	(98)	(35)	—	(6)	(70)	(98)	(70)
Other	(64)	501	(1,159)	—	—	(657)	(368)	(38)	—	(38)
Interest income	146	83	49	38	114	395	73	66	38	66
Interest expense	(713)	(834)	(801)	(871)	(1,071)	(804)	(755)	(1,537)	(871)	(1,537)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	(5,868)	(5,571)	(10,221)	(14,298)	(2,186)	1,289	(3,492)	(2,020)	(14,298)	(2,020)
Income taxes	465	438	(2,253)	—	14	882	2,041	426	—	426
Non-controlling interest	—	—	—	—	—	—	—	10	—	10

Earnings (loss) from continuing operations	(6,333)	(6,009)	(7,968)	(14,298)	(2,200)	407	(5,533)	(2,456)	(14,298)	(2,456)
Discontinued operations:
Medical products and services
Medical products	3	(799)	(1,213)	211	10	29	70	22	211	22
Pharmaceutical products	(410)	(88)	(209)	(17)	145	(6)	137	(12)	(17)	(12)
Communications	(4,580)	(1,463)	(3,366)	(277)	371	213	223	103	(277)	103
Long-term care	76	3	(1,007)	(904)	(1,067)	140	86	(162)	(904)	(162)

Net earnings (loss)	(11,244)	(8,356)	(15,721)	(15,285)	(2,741)	783	(5,017)	(2,505)	(15,285)	(2,505)

Weighted average number of common shares outstanding (in thousands)	22,312	22,131	21,928	21,491	21,060	20,593	39,102	48,587	21,491	48,587
Basic and diluted net earnings (loss) per share from:
Continuing operations	(0.32)	(0.31)	(0.40)	(0.70)	(0.14)	(0.01)	(0.15)	(0.05)	(0.70)	(0.05)
Discontinued operations	(0.20)	(0.11)	(0.35)	(0.05)	(0.02)	0.02	0.01	(0.00)	(0.05)	(0.00)

Basic and diluted net earnings (loss) per share	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	0.01	(0.14)	(0.05)	(0.75)	(0.05)

First Quarter Report 2004   (3)   Counsel Corporation

Three-Month Period Ended March 31, 2004 Compared to Three-Month Period Ended March 31, 2003

In order to more fully understand the comparison of the results of continuing operations for the three months ended March 31, 2004 as compared to the same period in 2003, it is important to note the following significant changes that occurred in the Company’s operations:

•	In July 2003, the Company purchased all the outstanding shares of Transpoint. The operations of Transpoint have been included in the statement of operations for the first quarter of 2004. However, there were no such operations in the first quarter of 2003.

•	In November 2002, the Company began to sell a network product obtained from one new supplier, who had not been utilized prior to that date. The sale of the product ceased in late July 2003. The Company accounts for revenue from this offering using the unencumbered cash method. In the first quarter of 2004, $4,696 in cash receipts from prior periods became unencumbered and were recognized as revenue, versus the recognition of no revenue during the same period in 2003. Further, most expenses associated with this offering were recorded when incurred. The Company incurred no network telecommunications costs in the first quarter of 2004, versus $6,205 during the same period in 2003, for which no revenue was unencumbered to offset the costs.

•	In real estate, two tenants of Imperial Square started leasing in the first quarter of 2004, A&W Restaurants and Galaxy Theatres.

Revenues:

Telecommunications revenue increased $2,687 to $33,054 in the first quarter of 2004 as compared to $30,367 in the same period during 2003. The main reason for this increase was the recognition of $4,696 revenue under the unencumbered cash basis of accounting, related to a network service offering for which no revenue was recognized in the first quarter of 2003. This was offset by a decrease of $2,009 in other Telecommunications services revenue to $28,358 in the first quarter of 2004, as compared to $30,367 in the same period of 2003. The primary reason for the decrease related to reduced traffic on the Company’s dial-around product. The decrease in traffic for this product was due primarily to an internal initiative to focus on a 1+ customer base with higher monthly billings. While this improved the quality of the Company’s revenue, the initial impact was a decrease in gross revenues associated with this product.

Technology licensing and related services revenue was $450 in the first quarter of 2004 compared to $nil in the first quarter of 2003. The revenue in 2004 relates to a contract, which was entered into with a Japanese company in the third quarter of 2003. Under the terms of the contract, the Company earned $450 based on the receipts of funds related to the delivery of product in 2003. The Company has no continuing obligation related to this contract. There were no revenue generating contracts in effect during the first quarter of 2003. Technology licensing revenues are project-based and, as such, these revenues will vary from period to period based on the timing and size of technology licensing projects and payments.

Real estate revenues increased $487 from $1,783 for the three months ended March 31, 2003 to $2,270 for the three months ended March 31, 2004. The main reason for the increase is due to the addition of two new tenants for Imperial Square, A&W Restaurants and Galaxy Theatres, for $112, and a general increase in rents, operating and realty tax recoveries in the other properties.

Telecommunication costs:

Telecommunications network expense was $16,635 in the three months ended March 31, 2004, as compared to $25,748 during the same period in 2003. The decrease in 2004 over 2003 is primarily due to the incurrence of $6,205 in network services costs in 2003, compared to $nil costs in 2004, relating to a service that is no longer being offered. The additional decrease of $2,908 is due to the decrease in telecommunications traffic, as discussed above.

Telecommunication services margins (telecommunication services revenues less telecommunications network expenses) continue to fluctuate significantly from period to period, and are expected to continue to fluctuate significantly for the foreseeable future. Predicting whether margins will increase or decline is difficult to do with certainty. Factors that have affected and continue to affect margins include:

First Quarter Report 2004    (4)    Counsel Corporation

•	differences in attributes associated with the various 700+ long-distance programs. The effectiveness of each offering can change margins significantly from period to period. Some factors that affect the effectiveness of any program include the ongoing deregulation of phone services in various countries where customer traffic terminates, actions and reactions by competitors to market pricing, the trend toward bundled service offerings and the increasing level of wire-line to cellular connections. In addition, changes in customer traffic patterns also increase and decrease margins.

•	the Company’s frame relay network and voice network. Each network has a significant fixed cost element and a minor variable per minute cost of traffic carried element. Significant fluctuations in the number of minutes carried from month to month can significantly affect the margin percentage from period to period.

•	changes in contribution rates to the Universal Service Fund and other regulatory changes associated with the fund. Such changes include increases and decreases in contribution rates, changes in the method of determining assessments, changes in the definition of assessable revenue, and the limitation that Universal Service Fund contributions collected from customers can no longer exceed contributions.

•	the expensing on a period basis of costs associated with a network service offering that was introduced in November 2002 and terminated in July 2003.

Income producing properties expense:

Income producing properties expense increased by $322 to $1,266 for the first quarter of 2004 compared to $944 in the first quarter in 2003. The increase relates primarily to additional Imperial Square operating costs for the two new tenants of $48, and general increases in all other operating expenses for the other properties, which is being offset by the recoveries recorded in revenues.

Other operating costs and expenses:

Selling, general and administrative expense (“S,G&A”) — The Company’s S,G&A expense was $15,943 in the three months ended March 31, 2004 as compared to $15,530 during the same period of 2003. The change from 2003 to 2004 is primarily due to the fact that there have been no acquisitions during 2003 that have added significant infrastructure costs to the Company’s business. The acquisition of Transpoint primarily provided a customer base and agent relationships that were substantially absorbed by the Company’s current internal resources.

Provision for doubtful accounts — The provision for doubtful accounts was $1,227 in the three months ended March 31, 2004 as compared to $1,175 for the same period of 2003. The change in the provision for doubtful accounts as a percent of telecommunication revenue, excluding revenue from the Company’s network service offering, was approximately 4.3% for the three months ended March 31, 2004, versus approximately 3.9% for the three months ended March 31, 2003. This increase in percentage is directly related to the change in the Company’s product mix throughout the year and shift in channels. The Company expects its provision as a percent of telecommunications revenues to remain at the current levels in the second quarter of 2004.

Depreciation and amortization — Depreciation and amortization was $2,481 in the three months ended March 31, 2004 compared to $2,568 during the same period of 2003.

Gains and other income:

The Company makes investments in equities of publicly traded companies, categorized as short-term investments. Gain on sale of short-term investments was $570 for the first quarter of 2004, compared to $448 for the first quarter of 2003. Included in the 2004 was a gain of $422 related to the sale of 750,000 shares of Buyers United Inc. (BUI) common stock in March of 2004.

Other income was $767 for the three months ended March 31, 2004, compared to $nil for the same period in 2003. The other income for 2004 was a $767 gain related to the discharge of certain obligations associated with the Company’s former participation with a consortium of owners in an indefeasible right of usage.

First Quarter Report 2004    (5)   Counsel Corporation

Impairments and other losses:

Impairments on investments — The Company recorded impairments on short-term investments of $70 in the first quarter of 2004 and $98 in the first quarter of 2003.

Other losses — In the first quarter of 2004, the Company recorded other losses of $38 compared to $nil for the same period in 2003. The 2004 loss was related to the sale of fixed assets in the period.

Interest income and expense:

Interest income increased $28 to $66 for the first quarter of 2004 compared to $38 during the first quarter of 2003. The increase is primarily due to dividend income earned on the BUI investment.

Interest expense increased $666 to $1,537 in the first quarter of 2004 as compared to $871 during the same period of 2003. The increase was primarily due to the dividend income and accretion liability accrual on the convertible preferred shares.

Income taxes:

The income tax expense for the Company was $426 for the first quarter of 2004, compared to $nil for the same period in 2003.

Discontinued operations:

In the first quarter of 2004, the Company recorded a loss from discontinued operations of $49 compared to a loss of $987 in the first quarter of 2003. In 2004, the Company recorded a gain from discontinued operations of $103 related to the agreement to sell the I-Link Communications Inc. (“ILC”) operations to BUI, entered into in December 2002. The sale closed on May 1, 2003. Contingent shares (10,714) of BUI stock were earned during the three months ended March 31, 2004, which value of $103 was included in the gain from discontinued operations for the quarter ended March 31, 2004. In the first quarter of 2003, the Company recorded a loss of $277 from discontinued operations related to the ILC business.

First Quarter Report 2004    (6)    Counsel Corporation

SUPPLEMENTAL STATISTICAL AND FINANCIAL DATA

The following data is provided for additional information about the Company’s telecommunications operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

	2003				2004
(In millions of dollars, except where indicated)	Q1	Q2	Q3	Q4	Q1
	$	$	$	$	$

Gross revenues — product mix
Domestic long distance	7.8	7.8	7.4	7.5	5.8
International long distance	12.8	14.4	15.3	15.1	13.8
Local dial tone	—	—	—	—	0.1
MRC/USF (1)	2.3	2.4	2.8	3.0	2.8
Dedicated voice	0.4	0.3	0.4	0.4	0.3
Enterprise revenues	7.1	6.8	5.9	5.9	5.5
Other	—	0.1	0.2	—	—

Total telecommunications revenue	30.4	31.8	32.0	31.9	28.3
Network service offering	—	4.1	3.1	0.4	4.7
Technology revenues	—	1.1	1.0	0.1	0.5

Total revenues	30.4	37.0	36.1	32.4	33.5

Gross revenues — product mix (in number of minutes)
Domestic long distance	135,236,248	140,798,912	134,198,098	121,880,023	129,277,406
International long distance	83,191,655	93,896,850	98,873,877	98,978,290	91,288,985
Dedicated voice	9,571,155	7,772,277	9,364,583	8,653,038	9,653,915
Retail subscribers (in number of people):
Dial around (2)	228,330	215,187	206,937	192,678	164,331
Local dial tone	—	—	—	—	645
1+ (3)	136,896	174,486	168,242	161,570	165,847

Total subscribers	365,226	389,673	375,179	354,248	330,823

Average monthly revenues per user (subscriptions): (4)	$	$	$	$	$
Dial around	21.51	19.94	20.71	21.75	19.12
Local dial tone		—	—	—	118.48
1+	23.27	23.84	25.16	25.61	25.79

Telecommunications revenue by customer type:	$	$	$	$	$
Dial around	14.8	13.3	13.7	13.3	9.7
1+	8.5	11.6	12.2	12.7	13.0
Local dial tone		—	—	—	0.1
Direct sales	7.1	6.8	5.9	5.9	5.5
Other	—	0.1	0.2	—	—

Total telecommunications revenues	30.4	31.8	32.0	31.9	28.3

Gross revenue - product mix (%):	%	%	%	%	%
Domestic long distance	25.6	24.6	23.1	23.5	20.5
International long distance	42.1	45.3	47.8	47.3	48.8
Local dial tone	—	—	—	—	0.3
MRC/USF	7.6	7.5	8.8	9.4	9.9
Dedicated voice	1.3	0.9	1.3	1.3	1.1
Direct sales revenues	23.4	21.4	18.4	18.5	19.4
Other	—	0.3	0.6	—	—

Total retail revenues	100.0	100.0	100.0	100.0	100.0

(1)	MRC/USF represents “Monthly Recurring Charges” and “Universal Service Fund” fees charged to the customers.

(2)	“Dial around” refers to a product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix.

(3)	“1+” refers to a product that allows a retail customer to directly make a long distance call from their own phone by dialing “1” plus the destination number.

(4)	Average revenues per user is calculated as the revenues for the last month of the quarter divided by the number of users at the end of the quarter.

First Quarter Report 2004   (7)    Counsel Corporation

The following data is provided for additional information about the Company’s real estate operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

Income producing properties									March 31, 2004
		Occupancy	Net Book		Net	Net Operating	Interest	NOI less	Non- leveraged	Leveraged
Property	Location	Rates	Value	Mortgage	Equity	Income(‘NOI’)	Expense	Interest	Return	Return
			$	$	$	$	$	$	%	%

Portage Place	Peterborough, Ontario	97.03%	18,693	9,796	8,897	514	170	344	11%	15%
Southland Mall	Winkler, Manitoba	95.77%	7,058	5,188	1,870	235	90	145	13%	31%
Suncoast Mall	Goderich, Ontario	95.38%	7,554	4,413	3,141	244	77	167	13%	21%
Willowcreek Centre I	Peterborough, Ontario	98.26%	4,520	2,267	2,253	125	16 (ii)	109	11%	19%
Humboldt Mall	Humboldt, Saskatchewan	85.60%	1,130	-	1,130	14	-	14	5%	5%
1250 Steeles Ave. West	Brampton, Ontario	100.00%	2,434	1,552	882	77	23	54	13%	24%
Imperial Square	Guelph, Ontario	100.00%	5,071	139	4,932	65	3	62	(ii)	(ii)

			46,460	23,355	23,105	1,274	379	895

Mortgages allocated to Real Estate under Development				2,198
Other loans and mortgages				2,328

			46,460	27,881	23,105

			Less: Internal management fees (i)			(56)
			Other corporate costs			(214)

						1,004

(i)	Income producing properties are internally managed and management fees are eliminated on consolidation

(ii)	During the first quarter of 2004, Imperial Square commenced its rental cycle through the opening of its anchor tenant, Galaxy Theatre in Jan/04 and a free standing A&W restaurant pad in Mar/04. An 11,200 sq ft strip centre and a second restaurant pad are scheduled for completion during 2004. At which time, we expect to complete the first mortgage financing. Current operations, NBV and Net Equity figures are not representative of the final balances. Therefore leveraged and non-leveraged returns are not being provided at this stage.

Segment analysis:

The Company believes that providing the results of business segments on a rolling eight-quarter basis, supplemented by commentary, provides meaningful information for users of the consolidated financial statements. The Company’s continuing communications operations are: Telecommunications and Technologies. Its other reportable segments are Real Estate and Corporate.

Telecommunications

	Unaudited								Unaudited
									Three months ended
									March 31
	2002	2002	2002	2003	2003	2003	2003	2004
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Retail	20,984	19,834	21,623	30,367	32,110	31,924	31,718	28,358	30,367	28,358
Network services	—	—	—	—	4,142	3,079	408	4,696	—	4,696

	20,984	19,834	21,623	30,367	36,252	35,003	32,126	33,054	30,367	33,054
Operating costs and expenses:
Telecommunication costs (exclusive of network services, depreciation and amortization shown below)	12,237	10,973	12,458	19,543	19,154	19,265	18,941	16,635	19,543	16,635
Telecommunication costs — network services	—	—	1,995	6,205	2,165	807	(70)	—	6,205	-
Selling, general and administrative	6,179	5,717	8,667	13,556	13,158	13,027	13,000	13,990	13,556	13,990
Provision for doubtful accounts	1,251	1,118	2,273	1,175	1,131	1,465	1,661	1,227	1,175	1,227
Depreciation and amortization	977	966	1,291	1,826	1,757	1,994	1,528	1,602	1,826	1,602

Operating income (loss)	340	1,060	(5,061)	(11,938)	(1,113)	(1,555)	(2,934)	(400)	(11,938)	(400)

First Quarter Report 2004    (8)   Counsel Corporation

Telecommunications business includes the operations of WorldxChange Corp., acquired in June 2001, and the Agent and Enterprise business of RSL COM USA Inc. acquired in December 2002. The core business is as a facilities-based telecommunications provider in the retail long distance market. Telecommunications also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of 2003. Telecommunications started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003.

Telecommunications revenue accounted for $33,054 of the first quarter of 2004 revenue, compared to $30,367 for the same period in 2003. The main reason for the increase was the recognition of revenue under the unencumbered cash basis of accounting, relating to a network service offering, of $4,696. This was offset by a decrease of $2,009 in Telecommunications services revenue, to $28,358, in the first quarter of 2004 as compared to $30,367 for the same period during 2003. The primary reason for the decrease was reduced traffic on the Company’s dial-around product. The decrease in traffic for this product was due primarily to an internal initiative to focus on a 1+ customer base with higher monthly billings. While this improved the quality of the Company’s revenue, the initial impact was a decrease in gross revenues associated with this product.

Telecommunications network expense was $16,635 in the first quarter of 2004, compared to $25,748 for the same period in 2003. The decrease over 2003 relates primarily to the inclusion of costs related to the network service offering of $6,205 in the first quarter of 2003 and $nil costs in 2004, relating to a service that is no longer being offered. And the remainder of the decrease of $2,908 is due to the decrease in telecommunications traffic, as discussed above.

Telecommunications’ selling, general and administrative expense was $13,990 in the first quarter of 2004, compared to $13,556 for the same period in 2003.

Telecommunications’ provision for doubtful accounts was $1,227 in the first quarter of 2004 compared to $1,175 in the first quarter of 2003. This increase is related directly to the change in the Company’s product mix throughout the year and its shift in channels.

Technologies

	Unaudited								Unaudited
									Three months ended
	2002	2002	2002	2003	2003	2003	2003	2004	March 31
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Technology and patents	888	321	47	—	1,050	1,049	65	450	—	450
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	—	—	—	—	—	—	(4)	—	—	-
Selling, general and administrative	968	942	1,350	669	1,652	954	962	774	669	774
Research and development	465	317	235	—	—	—	—	—	—	-
Provision for doubtful accounts	—	—	—	—	—	—	6	—	—	-
Depreciation and amortization	559	536	470	517	517	517	528	564	517	564

Operating loss	(1,104)	(1,474)	(2,008)	(1,186)	(1,119)	(422)	(1,427)	(888)	(1,186)	(888)

Technologies licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and Internet Protocol technologies. Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on the timing and size of technology licensing projects and payments.

Technologies reported revenue of $450 in the first quarter of 2004 compared to $nil for the same period of 2003. The revenue in 2004 relates to a contract, which was entered into with a Japanese company in the third quarter of 2003. There were no revenue generating contracts in effect during the first quarter of 2003.

First Quarter Report 2004   (9)    Counsel Corporation

In the first quarter of 2004, Technologies’ selling, general and administrative expense was $774, up slightly from $669 for the same period in 2003. It is anticipated that selling, general and administrative expense will change from year to year and quarter-to-quarter, based on the business volumes in the segment.

Real Estate

	Unaudited								Unaudited
									Three months ended
	2002	2002	2002	2003	2003	2003	2003	2004	March 31
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	2003	2004
	$	$	$	$	$	$	$	$	$	$
Revenues
Canada	78	1,486	1,704	1,783	1,988	1,901	2,127	2,270	1,783	2,270
Operating costs and expenses:
Income producing properties	—	502	946	944	1,047	882	999	1,266	944	1,266
Depreciation and amortization	16	107	60	102	63	68	253	298	102	298

Operating income	62	877	698	737	878	951	875	706	737	706

The Company’s real estate business, Counsel Real Estate Inc., is in the business of investing in and developing income-producing commercial properties, primarily retail shopping centres, and receives fees for its participation in a variety of real estate ventures and from property management activities.

Revenue generated in the first quarter of 2004 was $2,270 compared to $1,783 in the first quarter of 2003. The main reason for the increase is due to the addition of two new tenants for Imperial Square, A&W Restaurants and Galaxy Theatres for $112, and a general increase in rents, operating and realty tax recoveries in the other properties.

Income producing properties expense increased by $322 to $1,266 for the first quarter of 2004 compared to $944 in the first quarter in 2003. The increase relates primarily to additional Imperial Square operating costs for the two new tenants of $48, and general increases in all other operating expenses for the other properties, which is being offset by the recoveries recorded in revenues.

The Company has two active development projects, Imperial Square and 1250 Steeles. Imperial Square, an approximately 57,000 sq. ft. retail center, is located in Guelph, Ontario. The Imperial Square property development is expected to cost $6,844, and will be completed in the fourth quarter of 2004. The Company expects to fund this development through a non-revolving construction loan of up to $4,179, bearing interest at the greater of 9.25% or prime plus 3%.

The other development project, 1250 Steeles Avenue West, is located in Brampton, Ontario. Construction is expected to begin in the second quarter of 2004 and cost approximately $1,300. The project is due to be completed by the third quarter 2004.

Corporate costs and expenses

	Unaudited								Unaudited
									Three months ended
	2002	2002	2002	2003	2003	2003	2003	2004	March 31
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	2003	2004
	$	$	$	$	$	$	$	$	$	$
Operating costs and expenses:
Selling, general and administrative	2,718	4,016	2,788	1,305	1,094	796	1,236	1,179	1,305	1,179
Depreciation and amortization	40	151	258	123	25	18	17	17	123	17

Operating loss	(2,758)	(4,167)	(3,046)	(1,428)	(1,119)	(814)	(1,253)	(1,196)	(1,428)	(1,196)

Head office costs for the three months ended March 31, 2004 amounted to $1,196 compared to $1,428 for the same period in 2003. The decrease is mainly due the termination of the Company’s affiliation with Springwell Capital Partners.

First Quarter Report 2004    (10)   Counsel Corporation

CAPITAL RESOURCES AND LIQUIDITY

Summary of Consolidated Balance Sheet Data

	March 31,	December 31,
	2004	2003
	$	$
Total assets	131,316	143,589
Working capital deficiency	(24,860)	(21,933)
Long-term financial liabilities	87,716	88,693

Working capital

The Company’s working capital declined $2,927 in the first quarter of 2004 resulting in a working capital deficit of $24,860 at March 31, 2004, compared to $21,933 at December 31, 2003. The primary change in working capital in the quarter results from an increase of $3,006 in liabilities related to the Imperial Square development project.

The Company expects working capital to improve in 2004 once it disposes of long-term care assets, completes construction of the development properties and realizes operating income from its segments.

Sources of funding

The Company has $10,981 in cash and cash equivalents and short-term investments on March 31, 2004 compared to $19,377 at December 31, 2003. Management expects the Company to generate positive operating income and net earnings in 2004.

During the remainder of 2004, the Company expects to monetize its investment in long-term care facilities on favourable terms, and Acceris plans to obtain funds in the public market, obtain additional financing from its revolving credit facility as revenue grows and to liquidate its remaining equity interest in BUI.

Uses of funding

In the first quarter of 2004, funds were primarily used to fund operations of Acceris under the Keep Well agreement (discussed below), to make repayments on the revolving credit facility, to make scheduled payments on mortgages and capital leases, and to make capital expenditures.

Counsel has agreed to fund through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During the first quarter of 2004, Counsel advanced Acceris $4,967 under its Keep Well. During 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur or should it not occur on terms acceptable to Acceris and Counsel, Acceris will call upon the Keep Well. At March 31, 2004, Counsel has $10,981 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

Convertible preferred shares

On December 19, 2003, the Company completed a private placement of a new series of convertible preferred shares for proceeds of $15,000. The preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing July 1, 2004. If cash dividends are not paid when due, the Company must pay the dividend via the issuance of additional preferred shares, subject to an aggregate maximum of 2,000,000 Series A preferred shares. The preferred shares are convertible on a one-for-one basis into common shares, by the holder and the Company, contingent on certain conversion factors. The preferred shares are redeemable at the option of the holder, commencing on January 1, 2009, at their original price plus all accrued and unpaid dividends.

First Quarter Report 2004   (11)   Counsel Corporation

Under Canadian GAAP, the Company accounts for such a financial instrument as a hybrid instrument because of its debt and equity components. At December 19 2003, $11,200 of the instrument was included in liabilities, while $3,800 of the instrument was included in shareholders’ equity.

Property, plant and equipment

Investment in property, plant and equipment for the three months ended March 31, 2004 was $172 (2003 — $676). The Company expects to invest approximately $4,000 in property, plant and equipment during fiscal 2004. Funding for these investments is expected to come from cash on hand and short-term investments, operating cash flows, and from capital raised by Acceris.

Acquisition of securities

On December 12, 2003, the Company renewed its normal course issuer bid to purchase up to 2,430,113 common shares or 5% of the outstanding common shares of the Company, during the 12-month period beginning December 16, 2003 and ending on December 15, 2004.

During the first quarter of 2004 the Company acquired no common shares for cancellation, compared to 494,500 shares acquired for $1,035 in first quarter 2003. And in the first quarter of 2003, the Company retired $9 of convertible debentures for $7.

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $39,502. Seven of these mortgages, amounting to $30,354, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership, and the Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that became due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,148 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance, and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that became due under this guarantee.

CRITICAL ACCOUNTING ESTIMATES

Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations discusses the Company’s interim consolidated financial statements, which have been prepared in accordance with accounting policies generally accepted in Canada (“Canadian GAAP”). The preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, the valuation of portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment and intangible assets. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

First Quarter Report 2004  (12)   Counsel Corporation

This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2003 and the notes thereto. To aid in the understanding of the Company’s financial reporting, its critical accounting policies are described below. These policies have the potential to significantly impact the Company’s financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The Company has identified its most critical accounting estimates to be the following:

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates and net of estimated bad debts, customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenue for a period is calculated from information received through the Company’s network switches. Bad debts, customer credits and billing errors are significant estimates made by management based on a number of factors including historical experience and current trends. Revenues from billings for services rendered where collectibility cannot be determined are recognized when the cash collections to be retained by the Company are finalized.

Revenues for the Company’s network service offering, which it began to sell in November 2002 and ceased selling in July 2003, are accounted for using the unencumbered cash method. The Company determined that collectibility of the amounts billed to customers was not reasonably assured at the time of the billing. Under its agreements with local exchange carriers (“LECs”), cash collections remitted to the Company are subject to adjustment, generally over several months. Accordingly, the Company recognizes revenue when the actual cash collections to be retained by the Company are finalized and unencumbered. There is no further billing of customers for the network service offering subsequent to the program’s termination. Also, at March 31, 2004, the Company had approximately $161 in cash receipts that were still subject to adjustment by the LECs and therefore encumbered. This amount is included in unearned revenue at March 31, 2004. The Company expects these amounts will become unencumbered during the remainder of 2004, and it will record revenues at such times that the Company finalizes cash collection amounts with the LECs.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancelable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenue is recognized ratably over the term of the related agreements. When a license of technology requires continued support or involvement of the Company, contract revenue is spread over the period of the required support or involvement.

Valuation of portfolio investments

Portfolio investments represent investments in both publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost and earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in the consolidated financial statements.

Valuation of intangible assets

Effective 2002, companies are no longer permitted to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually based on a comparison of a reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit.

Intangible assets are recorded at fair value upon acquisition. Finite-life intangible assets are amortized on a straight-line basis over their estimated useful life of one to five years.

On an ongoing basis, management reviews the carrying value of intangible assets and the amortization of finite-life intangible assets, taking into consideration any events and circumstances that might have impaired their carrying values. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

First Quarter Report 2004   (13)  Counsel Corporation

Valuation of income producing properties

Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the carrying value at which a property is reported assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming reasonable market conditions.

Income taxes

Counsel operates in Canada and the United States and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of operations is based on a number of different estimates made by management. The effective tax rate can change from year to year based on the mix of income or loss among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on the balance sheet. The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carry forwards and the future tax depreciation of capital assets are assessed at each quarter-end and a valuation allowance may be established or modified. Changes in the amount of the valuation allowance required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Material changes in income tax assets, liabilities, expense and recoveries may occur in the short term.

Restrictions in the Company’s ability to utilize income tax loss carry forwards have occurred in the past due to the application of change in ownership tax rules in the United States. There is no certainty that the application of these rules may not re-occur, resulting in further restrictions on the Company’s income tax loss carry forwards existing at a particular time. Any such additional limitations could require the Company to pay income taxes in the future and record an income tax expense to the extent of such liability.

The Company could be liable for income taxes on an overall basis while having unutilized tax loss carry forwards, since these losses may be applicable to one jurisdiction and/or particular line of business while earnings may be applicable to a different jurisdiction and/or line of business. Additionally, income tax loss carry forwards may expire before the Company has the ability to utilize such losses in a particular jurisdiction and there is no certainty that current income tax rates will remain in effect at the time when the Company has the opportunity to utilize reported tax loss carry forwards.

NEW ACCOUNTING PRONOUNCEMENTS

Generally accepted accounting principles and general standards of financial statement presentation Effective January 1, 2004, the Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, the Company adopted the change to amortize its income producing properties on a straight-line basis, over the remaining useful economic life, as the sinking fund method of amortization is no longer considered to be GAAP. Previously, income producing properties were amortized using the sinking fund method, whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at a rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of increasing the net loss for the three months ended March 31, 2004 by $142.

Stock-based compensation

Effective January 1, 2004, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). This standard requires the Company to recognize an expense in the financial statements for all forms of employee stock-based compensation, including stock options. The adoption of the new accounting principle for the Company has been applied retroactively, without restatements to prior periods. Retained earnings at December 31, 2003 was reduced by $528, with an offsetting increase in contributed surplus. A compensation expense of $261 has been recognized in first quarter of 2004.

First Quarter Report 2004   (14)  Counsel Corporation

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning on implementing this standard in 2005.

First Quarter Report 2004   (15)  Counsel Corporation

CONSOLIDATED BALANCE SHEETS

COUNSEL CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31,	December 31,
	2004	2003
	$	$
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	5,643	16,996
Short-term investments	5,338	2,381
Accounts receivable (net of allowance for doubtful accounts of $2,338; 2003 - $1,900)	15,983	18,719
Loans receivable	3,331	2,773
Prepaid expenses and deposits	2,344	2,863
Assets of discontinued operations (note 8)	1,686	2,315

	34,325	46,047
Long-term assets
Income producing properties (note 4)	46,460	42,225
Properties under development (note 5)	5,409	7,600
Loans receivable	3,295	3,894
Portfolio investments	4,745	4,745
Property, plant and equipment, net	6,652	7,787
Intangible assets, net	7,634	8,546
Goodwill	947	947
Other assets	963	896
Assets of discontinued operations (note 8)	20,886	20,902

	131,316	143,589

Liabilities
Current liabilities
Revolving credit facility	9,168	12,127
Accounts payable and accrued liabilities	31,171	33,404
Unearned revenue	1,085	4,011
Current portion of mortgages and loans payable	4,367	4,377
Current portion of capital leases	2,769	2,715
Future income tax liabilities	1,164	1,110
Income tax payable	539	524
Liabilities of discontinued operations (note 8)	8,922	9,712

	59,185	67,980
Long-term liabilities
Mortgages and loans payable	23,514	24,057
Capital leases	918	1,631
Convertible preferred shares	11,400	11,200
Future income tax liabilities	38,267	37,934
Liabilities of discontinued operations (note 8)	13,617	13,871

	146,901	156,673
Non-controlling interest	1,063	1,066
Contingencies and guarantees (note 6)
Shareholders’ equity (deficit)	(16,648)	(14,150)

	131,316	143,589

The accompanying notes are an integral part of these consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

First Quarter Report 2004   (16)   Counsel Corporation

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the period ended March 31, 2004 (In thousands of U.S. dollars)
(Unaudited)

				Equity	Equity
	Capital Stock			component	component	Foreign		Total
				of convertible	of convertible	currency	Retained	Shareholders'
	No. of common		Contributed	preferred	debentures	translation	earnings	equity
	shares	Amount	surplus	shares	payable	adjustment	(deficit)	(deficit)
	(In 000's)	$	$	$	$	$	$	$
Balance — December 31, 2001	22,493	102,852	8,883	—	41,833	—	(118,074)	35,494
Common shares purchased for cancellation	(748)	(3,418)	1,886	—	—	—	—	(1,532)
Accretion of equity component of convertible								—
debentures payable	—	—	—	—	3,029	—	(3,029)	—
Gain on retirement of convertible debentures								—
payable, net of income taxes of $15	—	—	63	—	(210)	—	—	(147)
Net loss	—	—	—	—	—	—	(28,931)	(28,931)

Balance — December 31, 2002	21,745	99,434	10,832	—	44,652	—	(150,034)	4,884
Common shares purchased for cancellation	(1,352)	(6,153)	3,628	—	—	—	—	(2,525)
Equity component of convertible preferred shares	—	—	—	3,800	—	—	—	3,800
Debentures converted to common shares	28,194	40,861	4,474	—	(45,335)	—	—	—
Accretion of equity component of convertible								—
debentures payable	—	—	—	—	2,515	—	(2,515)	—
Foreign currency translation adjustment	—	—	—	—	—	3,112	—	3,112
Gain on retirement of convertible debentures								—
payable, net of income taxes of $66	—	—	671	—	(1,832)	—	—	(1,161)
Net loss	—	—	—	—	—	—	(22,260)	(22,260)

Balance — December 31, 2003	48,587	134,142	19,605	3,800	—	3,112	(174,809)	(14,150)
Adjustment related to the adoption of new accounting pronouncement (note 2)	—	—	528	—	—	—	(528)	—

Re-stated balance — December 31, 2003	48,587	134,142	20,133	3,800	—	3,112	(175,337)	(14,150)
Foreign currency translation adjustment	—	—	—	—	—	(254)	—	(254)
Stock based compensation (note 2)	—	—	261	—	—	—		261
Net loss	—	—	—	—	—	—	(2,505)	(2,505)

Balance — March 31, 2004	48,587	134,142	20,394	3,800	—	2,858	(177,842)	(16,648)

The accompanying notes are an integral part of these consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

First Quarter Report 2004   (17)   Counsel Corporation

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31 (In thousands of U.S. dollars)
(Unaudited)

	2004	2003
	$	$
Revenues
Telecommunication services	33,054	30,367
Communication technology licensing	450	—
Income producing properties	2,270	1,783

	35,774	32,150

Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	16,635	25,748
Income producing properties (exclusive of depreciation and amortization shown below)	1,266	944
Selling, general and administrative	15,943	15,530
Provision for doubtful accounts	1,227	1,175
Depreciation and amortization	2,481	2,568

	37,552	45,965

Operating loss before undernoted items	(1,778)	(13,815)
Gains and other income
Gain on sale of short-term investments	570	448
Other	767	—
Impairments and other losses
Write-down of short-term investments	(70)	(98)
Other	(38)	—

Loss before the undernoted	(549)	(13,465)
Interest income	66	38
Interest expense	(1,537)	(871)

Loss before income taxes, non-controlling interest and discontinued operations	(2,020)	(14,298)
Provision for income taxes	(426)	—
Non-controlling interest	(10)	—

Loss from continuing operations	(2,456)	(14,298)
Loss from discontinued operations (note 8)	(49)	(987)

Net loss	(2,505)	(15,285)

Basic and diluted net loss per share (note 7):
Continuing operations	(0.05)	(0.70)
Discontinued operations	(0.00)	(0.05)

Basic and diluted net loss per share	(0.05)	(0.75)

Weighted average number of common shares outstanding (in thousands) — Basic and diluted	48,587	21,491

The accompanying notes are an integral part of these consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

First Quarter Report 2004    (18)    Counsel Corporation

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31 (In thousands of U.S. dollars)
(Unaudited)

	2004	2003
	$	$
Cash provided by (used in)
Operating activities
Loss from continuing operations	(2,456)	(14,298)
Non-cash items
Depreciation of property, plant and equipment	1,267	1,828
Depreciation of income producing properties	287	—
Amortization of intangible assets	912	742
Other amortization	15	—
Gain on sale of short-term investments	(570)	(448)
Write-down of short-term investments	70	98
Loss on sale of other assets	40	—
Accretion of liability component of convertible debentures payable	—	11
Accretion of liability component of convertible preferred shares	200	—
Stock based compensation	261	—
Non-controlling interest	10	—
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	2,736	2,933
(Increase) decrease in income taxes recoverable	402	2,065
(Increase) decrease in other assets	437	325
Increase (decrease) in accounts payable and accrued liabilities	(5,320)	2,482
Increase (decrease) in unearned revenue	(2,926)	5,346

Cash provided by (used in) continuing operations	(4,635)	1,084
Cash provided by (used in) discontinued operations	(549)	(681)

	(5,184)	403

Investing activities
Purchase of short-term investments	(4,256)	—
Purchase of property, plant and equipment	(172)	(676)
Investment in property under development	—	(61)
Proceeds on sale of short-term investments	1,799	1,126
Proceeds on sale of property, plant and equipment	—	160
Discontinued operations	—	75

	(2,629)	624

Financing activities
Net draws(repayments) on revolving credit facility	(2,959)	2,705
Repayment of mortgages and loans payable	(218)	(156)
Borrowing of mortgages and loans payable	18	—
Capital lease repayments	(659)	(619)
Issuance of convertible preferred shares	—	(1,035)
Retirement of convertible debentures payable	—	(7)
Non-controlling interest	(13)	—
Discontinued operations	(249)	(397)

	(4,080)	491

Increase (decrease) in cash and cash equivalents	(11,893)	1,518
Cash and cash equivalents — beginning of period	17,935	10,050

Cash and cash equivalents — end of period	6,042	11,568
Less: cash and cash equivalents — discontinued operations	399	1,254

Cash and cash equivalents — continuing operations	5,643	10,314

Supplementary information
Cash paid (received) during the period
Interest	1,075	948
Income taxes	—	(2,065)
Non-cash investing and financing activities:
Property under development	3,006	—

The accompanying notes are an integral part of these consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

First Quarter Report 2004    (19)    Counsel Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004 (In thousands of U.S. dollars, except per share amounts)

1.	Description of the business

Counsel Corporation (“Counsel” or “the Company”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company engages in the communications sector through its investment in Acceris Communications Inc. (“Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries in the United States, Acceris operates a facilities-based telecommunications carrier providing long distance voice services to retail customers, and long distance voice and data services to small- to medium-sized businesses. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

Acceris has incurred substantial operating losses and negative cash flows from operations since inception and had a shareholders’ deficit of $47,292 and negative working capital of $17,745 at March 31, 2004. Acceris is financing its operations through amounts provided by Counsel with an outstanding loan balance of $41,086 and a revolving credit facility with an outstanding balance of $9,168, respectively, as of March 31, 2004. Counsel has agreed to fund, through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During the first quarter of 2004, Counsel advanced Acceris approximately $4,967 under its Keep Well. During 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur or should it not occur on terms acceptable to Acceris and Counsel, Acceris will call upon the Keep Well. At March 31, 2004, Counsel has $10,981 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada. The Company has property under development in Brampton, Guelph and Peterborough, Ontario.

To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. In 2002, formal plans of disposal were adopted for the Company’s long-term care business, medical products business segment and communications network segment (see Note 9).

2.	Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in U.S. dollars. These interim consolidated financial statements should be read in conjunction with the most recent audited annual financial statements, as at December 31, 2003, and the notes thereto. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the periods reported have been included. The interim consolidated financial statements conform in all material respects to the requirements of Canadian GAAP for interim financial statements and, accordingly, do not contain all of the note disclosures found in the annual financial statements. The interim consolidated financial statements follow the same accounting policies and methods of their application as the audited annual financial statements.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

Significant Accounting policies

Discussed below, are the new policies adopted in the quarter from those set out in Note 2 of the consolidated financial statements at December 31, 2003.

First Quarter Report 2004    (20)    Counsel Corporation

Income producing properties

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new recommendations, effective January 1, 2004, the Company adopted the change to amortize its buildings on a straight-line basis, over the remaining useful economic life, as the sinking fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at a rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of increasing the net loss for the three months ended March 31, 2004 by $142.

Stock-based compensation plans

In the first quarter of 2004, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). This standard requires the Company to recognize an expense in the financial statements for all forms of employee stock-based compensation, including stock options. The adoption of the new accounting principle for the Company has been applied retroactively, without restatements to prior periods. Retained earnings at December 31, 2003 was reduced by $528, with an offsetting increase in contributed surplus for those periods. A compensation expense of $261 has been recognized in first quarter of 2004.

The table below discloses the pro forma effect had the three months ended March 31, 2003 been subject to CICA HB 3870:

Three months ended March 31, 2003
$
Net loss, as reported	(15,285)
Stock based compensation adjustment	(121)

Adjusted net loss for the period	(15,406)

Adjusted basic and diluted loss from continuing operations per share	(0.72)

3.	Recent accounting pronouncements

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which the Company have an interest, determine whether the Company is the primary beneficiary of such entities, and if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIEs expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning to implement this standard in 2005.

First Quarter Report 2004    (21)    Counsel Corporation

4.	Income producing properties

Income producing properties are as follows:

		March 31, 2004
			Accumulated
Property	Location	Cost	depreciation	Net
		$	$	$
Portage Place	Peterborough, Ontario	19,122	(429)	18,693
Southland Mall	Winkler, Manitoba	7,217	(159)	7,058
Suncoast Mall	Goderich, Ontario	7,727	(173)	7,554
Willowcreek Centre I	Peterborough, Ontario	4,624	(104)	4,520
Humboldt Mall	Humboldt, Saskatchewan	1,156	(26)	1,130
1250 Steeles Ave. West I	Brampton, Ontario	2,530	(96)	2,434
Imperial Square	Guelph, Ontario	5,095	(24)	5,071

		47,471	(1,011)	46,460

		December 31, 2003
			Accumulated
Property	Location	Cost	depreciation	Net
		$	$	$
Portage Place	Peterborough, Ontario	19,384	(316)	19,068
Southland Mall	Winkler, Manitoba	7,316	(116)	7,200
Suncoast Mall	Goderich, Ontario	7,833	(126)	7,707
Willowcreek Centre I	Peterborough, Ontario	4,686	(76)	4,610
Humboldt Mall	Humboldt, Saskatchewan	1,171	(18)	1,153
1250 Steeles Ave. West I	Brampton, Ontario	2,564	(77)	2,487

		42,954	(729)	42,225

5.	Properties under development

Properties under development are as follows:

Property	Location	March 31,	December 31,
		2004	2003
		$	$
Imperial Square	Guelph, Ontario	1,154	3,411
Willowcreek II	Peterborough, Ontario	3,468	3,511
1250 Steeles Ave. West II	Brampton, Ontario	787	678

		5,409	7,600

First Quarter Report 2004    (22)    Counsel Corporation

In the first quarter of 2004, the Company continued the development of the Imperial Square property. $5,095, including an investment of $2,838, has been transferred to income producing properties due to the occupation of premises by two tenants, A&W Restaurants and Galaxy Theatres. Remaining development costs for this property are expected to be approximately $600, and development is expected to be completed in 2004.

In the second quarter of 2004, the company plans to commence construction on 1250 Steeles Ave. West II. The development is expected to cost approximately $1,300 and be completed in third quarter 2004. The Company expects to fund this development by renewing its mortgage on this property.

6. Contingencies and guarantees

Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Other than set out below, the Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

On October 31, 2003, the Company settled its outstanding 6% convertible debentures at maturity by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision.

On April 16, 2004, certain shareholders of Acceris (the “Plaintiffs”) filed a putative derivative complaint in the Superior Court of the State of California in and for the County of San Diego, (the “Complaint”) against Acceris, WorldxChange Corporation, Counsel Communications LLC, and Counsel as well as certain present and former officers and directors of Acceris, some of whom also are or were directors and/or officers of the other corporate defendants (collectively, the “Defendants”). The Complaint alleges, inter alia, that the Defendants, in their respective roles as controlling shareholder and directors and officers of Acceris committed breaches of the fiduciary duties of care, loyalty and good faith and were unjustly enriched, and that the individual Defendants committed waste of corporate assets, abuse of control and gross mismanagement. The Plaintiffs seek compensatory damages, restitution, disgorgement of allegedly unlawful profits, benefits and other compensation, attorneys’ fees and expenses in connection with the Complaint. Acceris and Counsel believe that these claims in their entirety are without, merit and intend to vigorously defend this action. There is no assurance that this matter will be resolved in Acceris and Counsel’s favour and an unfavourable outcome of this matter could have a material adverse impact on the business, results of operations, financial position or liquidity.

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $39,502. Seven of these mortgages, amounting to $30,354, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,148 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that becomes due under this guarantee.

7. Supplemental information

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share.

First Quarter Report 2004  (23)  Counsel Corporation

	Three months ended
	March 31
	2004	2003
	$	$
Basic and diluted net earnings (loss) per share:
Numerator:
Loss from continuing operations	(2,456)	(14,298)
Accretion of equity component of debentures payable	—	(802)

Loss available to common shareholders — continuing operations	(2,456)	(15,100)

Loss from discontinued operations	(49)	(987)

Denominator:
Weighted average common shares outstanding (000’s)	48,587	21,491

Basic loss per share from continuing operations	(0.05)	(0.70)
Basic loss per share from discontinued operations	(0.00)	(0.05)

Basic net loss per share	(0.05)	(0.75)

Diluted net loss per share:
Weighted average common shares outstanding (000’s)	48,587	21,491

Diluted loss per share from continuing operations	(0.05)	(0.70)
Diluted loss per share from discontinued operations	(0.00)	(0.05)

Diluted net loss per share	(0.05)	(0.75)

Potential common share equivalents, incremental shares from stock options, and shares issuable upon conversion of convertible debentures and the convertible preferred shares have been excluded from the loss per share calculation, as they are anti-dilutive.

8. Agent warrants program

During the first quarter of 2004, the Company launched Acceris Communications Inc. Platinum Agent Program (the “Agent Warrant Program”), which provides for the issuance of warrants to purchase up to 1,000,000 shares of Acceris’ common stock to independent agents who participate in the Agent Warrant Program. The Agent Warrant Program was established to encourage and reward substantial and consistent production by selected commercial agents serving Acceris’ domestic markets and to strengthen Acceris’ relationships with these agents by granting long-term incentives in the form of the warrants to purchase the Acceris’ common stock at current price levels. The Agent Warrant Program is administered by the Compensation Committee of the Board of Directors of Acceris.

Participants in the Agent Warrant Program will be granted warrants upon commencement, the vesting of which is based on maintaining certain revenue levels for a period of 24 months. The grants are classified into tiers based on commissionable revenue levels, the vesting period of which begins upon the achievement of certain commissionable revenue levels during the eighteen month period beginning February 1, 2004. Vesting of warrants within each tier occurs 50% after 12 months and 100% after 24 months, dependent on the agent maintaining the associated revenue level for the entire period.

As of March 31, 2004, 175,000 warrants have been issued under the Agent Warrant Program, none of which has met the requirements to begin vesting. No expense has been recognized in the consolidated statement of operations for the three months ended March 31, 2004.

First Quarter Report 2004  (24)  Counsel Corporation

9. Discontinued operations

The Company has a number of discontinued operations. Long-term care is subject to a formal plan of disposal while medical products and services (“MPS”) and communications operations have been sold.

Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

Long-term care

During the fourth quarter of 2002, the Company adopted a formal plan of disposal for its long-term care facilities, due to a strategic decision to exit the business.

In October 2003, the Company received notices of intent from the lessee of five retirement centres in Ontario and British Columbia to exercise options to purchase the centres. The total purchase price pursuant to the options is Cdn $30,000, before cost of disposition, and the transaction is expected to close in the second quarter of 2004. At December 31, 2003, the centres had a net asset value of Cdn $22,200 and were subject to mortgages aggregating Cdn $18,234. The remaining seniors living facilities are expected to be sold by the fourth quarter of 2004.

Communications

During the fourth quarter of 2002, the Company’s subsidiary, Acceris, adopted a formal plan of disposal for its VoIP network and customers.

On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United, Inc. (“BUI”). The sale includes the physical assets required to operate Acceris’ nationwide network using its patented VoIP technology (constituting the core business of ILC) and a license in perpetuity to use Acceris’ proprietary software platform. The sale closed on May 1, 2003 and provides for a post closing cash settlement between the parties. The sale price consists of 300,000 shares of Series B convertible preferred stock (8% dividend) of BUI, subject to adjustment in certain circumstances, of which 75,000 shares are subject to an earn-out provision (contingent consideration) based on future events related to ILC’s single largest customer. The earn-out takes place on a monthly basis over a fourteen-month period that began January 2003. The Company recognizes the value of the earn-out shares as additional sales proceeds when and if earned. During the twelve months ending December 31, 2003, 64,286 shares of the contingent consideration were earned and are included as a component of gain (loss) from discontinued operations. The fair value of the 225,000 shares (non-contingent consideration to be received) of BUI convertible preferred stock was determined to be $1,350 as of December 31, 2002. As of December 31, 2003, the combined fair value of the original shares (225,000) and the shares earned from the contingent consideration (64,286 shares) was determined to be $1,916, which increase is included in the calculation of gain (loss) from discontinued operations for the year ended December 31, 2003. As additional contingent consideration is received, it will be recorded as a gain from discontinued operations. In the first quarter of 2004, the Company recorded a gain from discontinued operations of $103. This gain was due to the receipt of the remaining 10,714 shares of common stock as contingent consideration, which is recorded as additional gain on assets held for sale.

MPS

Medical products and services (“MPS”) represents the discontinued medical products operations, pharmaceutical products operations, pharmacy services operations, and home health care operations.

First Quarter Report 2004  (25)  Counsel Corporation

A summary of the carrying value of the assets and liabilities for discontinued operations is as follows:

			March 31,	December 31,
			2004	2003
	Long-term
	care	Communications	Total	Total
	$	$	$	$
Assets
Current
Cash and cash equivalents	308	91	399	939
Accounts receivable	443	—	443	500
Other assets	844	—	844	876

	1,595	91	1,686	2,315

Long-term
Mortgage receivable	1,936	—	1,936	1,952
Property, plant and equipment, net	18,665	—	18,665	18,665
Goodwill	285	—	285	285

	20,886	—	20,886	20,902

Total assets	22,481	91	22,572	23,217

Liabilities
Current
Accounts payable and accrued liabilities	8,006	624	8,630	9,262
Mortgages and loans payable	243	—	243	238
Unearned revenue	49		49	212

	8,298	624	8,922	9,712

Long-term
Mortgages and loans payable	13,617	—	13,617	13,871

	13,617	—	13,617	13,871

Total liabilities	21,915	624	22,539	23,583

First Quarter Report 2004  (26)  Counsel Corporation

\

The composition of earnings (loss) from discontinued operations is as follows:

	For the three months ended March 31, 2004
	Long-term care	Communications	MPS	Total
	$	$	$	$
Revenue	9,345	—	—	9,345

Earnings (loss) before income taxes	(122)	103	10	(9)
Income taxes (credit)	40	—	—	40

Net earnings (loss)	(162)	103	10	(49)

	For the three months ended March 31, 2003
	Long-term care	Communications	MPS	Total
	$	$	$	$
Revenue	8,568	1,595	—	10,163

Earnings (loss) before income taxes	(878)	(277)	194	(961)
Income taxes (credit)	26	—	—	26

Net earnings (loss)	(904)	(277)	194	(987)

10. Segmented Information

The Company currently operates in two sectors, communications and real estate.

The communications sector consists of the Company’s subsidiary, Acceris. Acceris operates in two reportable segments, Telecommunications and Technologies:

•	Telecommunications includes the operations of Acceris Communications Corporation acquired in June 2001, and the former agent, residential and enterprise business of RSL, which was acquired in December 2002. This segment offers dial-around telecommunications product, 1+ product through two channels, namely, multi-level marketing (MLM) and commercial agents, and voice and data solutions to enterprise customers through an in-house sales force.

•	Technologies is the former technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. The Company licenses certain developed technology to third party users.

The real estate segment, which commenced operations in 2002, is comprised of the Company’s investment in six income-producing properties in Canada, five of which were acquired in 2002, and three properties under development.

Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income. The accounting policies for the segments are the same as those described in note 2 to these consolidated financial statements.

First Quarter Report 2004  (27)  Counsel Corporation

	For the three months ended March 31, 2004
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$
Revenue
Canada	—	—	2,270	—	2,270
United States	33,054	450	—	—	33,504

	33,054	450	2,270	—	35,774
Operating costs and expenses:
Telecommunication costs	16,635	—	—	—	16,635
Income producing properties		—	1,266	—	1,266
Selling, general and administrative	13,990	774	—	1,179	15,943
Provision for doubtful accounts	1,227	—	—	—	1,227
Depreciation and amortization	1,602	564	298	17	2,481

Operating income (loss) before undernoted items	(400)	(888)	706	(1,196)	(1,778)
Gains and other income:
Gain on sale of short-term investments	—	422	—	148	570
Other	767	—	—	—	767
Impairments and other losses:
Write-down of short-term investments	—	—	—	(70)	(70)
Other	—	—	—	(38)	(38)
Interest income	43	—	—	23	66
Interest expense	(701)	(11)	(379)	(446)	(1,537)

Earnings (loss) before income taxes and non-controlling interest	(291)	(477)	327	(1,579)	(2,020)
Provision for income taxes	—	—	—	(426)	(426)
Non-controlling interest			(10)	—	(10)

Segment earnings (loss) from continuing operations	(291)	(477)	317	(2,005)	(2,456)

Segment assets as of March 31
Continuing operations	29,652	6,733	53,917	18,442	108,744
Discontinued operations					22,572

	29,652	6,733	53,917	18,442	131,316

Segment long-lived assets as of March 31
(Income producing property, property under development, property, plant & equipment, intangibles and goodwill)
Canada			51,902	915	52,817
United States	9,928	4,277	—	80	14,285

	9,928	4,277	51,902	995	67,102

Goodwill as of March 31	947	—	—	—	947
Capital expenditures	161	—	—	11	172
Other significant non-cash items:					—
Amortization of deferred revenue	4,689	—	—	—	4,689
Income tax expense	—	—	—	416	416
Accretion of liability component of preferred shares	—	—	—	200	200

First Quarter Report 2004  (28)  Counsel Corporation

	For the three months ended March 31, 2003
			Real
	Telecommunications	Technologies	estate	Corporate	Total
	$	$	$	$	$
Revenue
Canada	—	—	1,783	—	1,783
United States	30,367	—	—	—	30,367

	30,367	—	1,783	—	32,150
Operating costs and expenses
Telecommunication costs	25,748	—	—	—	25,748
Income producing properties	—	—	944	—	944
Selling, general and administrative	13,556	669	—	1,305	15,530
Provision for doubtful accounts	1,175	—	—	—	1,175
Depreciation and amortization	1,826	517	102	123	2,568

Operating income (loss) before undernoted items	(11,938)	(1,186)	737	(1,428)	(13,815)
Gains and other income:
Gain on sale of short-term investments	—	—	—	448	448
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	(98)	(98)
Interest income	2	—	—	36	38
Interest expense	(299)	(147)	(342)	(83)	(871)

Segment earnings (loss) from continuing operations	(12,235)	(1,333)	395	(1,125)	(14,298)

Segment assets as at March 31
Continuing operations	32,016	11,221	42,027	22,060	107,324
Discontinued operations					24,519

	32,016	11,221	42,027	22,060	131,843

Segment long-lived assets as at March 31
(Income producing property, property under development, property, plant & equipment, intangibles and goodwill)
Canada	—	—	40,815	918	41,733
United States	12,709	6,225	—	175	19,109

	12,709	6,225	40,815	1,093	60,842

Capital expenditures	640	—	20	16	676
Other significant non-cash items:
Amortization of unearned revenue	958	—	—	—	958
Accretion of liability component of debentures payable	—	—	—	11	11

First Quarter Report 2004  (29)  Counsel Corporation

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION

Counsel Corporation
The Exchange Tower
Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061
Website: www.counselcorp.com

SHAREHOLDER INFORMATION

TRANSFER AGENTS & REGISTRARS
Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc
Tel: 303 984 4034

CAPITAL STOCK & EXCHANGE LISTINGS
At March 31, 2004 there were 48,587,000 common shares outstanding.

Counsel Corporation’s common shares are listed on The Toronto Stock Exchange under the symbol CXS and on The NASDAQ Stock Market under the symbol CXSN.

SHAREHOLDER & INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com

First Quarter Report 2004  (30)  Counsel Corporation

COUNSEL CORPORATION

ANNUAL INFORMATION FORM

2003

April 14, 2004

COUNSEL CORPORATION

2003 ANNUAL INFORMATION FORM

(All dollar amounts are in US dollars unless otherwise noted.)

     Information in this Annual Information Form is given as of December 31, 2003, unless otherwise indicated.

INCORPORATION

     421367 Ontario Limited, the predecessor to Counsel Corporation, was incorporated under the laws of the province of Ontario by Articles of Incorporation dated August 2, 1979. It changed its name to Counsel Financial Services Limited by Articles of Amendment, effective October 26, 1979 and changed its name to Counsel Trustco Corporation by Articles of Amendment effective July 15, 1982. The corporation amalgamated with its wholly owned subsidiary, 475848 Ontario Limited (formerly Counsel Management Limited), by Articles of Amalgamation effective December 31, 1984. By Articles of Amendment, effective May 22, 1986, the Corporation changed its name to Counsel Corporation. By Articles of Amendment, effective May 5, 1987, the Corporation subdivided each of its issued and unissued common shares on a 3 for 2 basis. The corporation amalgamated with its wholly owned subsidiary, Counsel Healthcare Assets Inc., by Articles of Amalgamation effective December 31, 1998 (the amalgamated corporation is hereinafter referred to as “Counsel” or the “Company” or the “Corporation”). By Articles of Amendment effective June 9, 1999, the Corporation simplified its capital structure by replacing its authorized classes and series of preferred with one class of preferred shares, none of which are currently outstanding, and changing the authorized number of its common shares to an unlimited number. By Articles of Amendment effective December 19, 2003, the Corporation was authorized to issue, as a series of preferred shares, 12,000,000 shares designated as Preferred Shares, Series A, which are convertible into common shares on a one-for-one basis and are entitled to vote on an “as converted” basis together with the holders of common shares on all matters submitted to a vote of shareholders.

     The registered and principal office of the Corporation is located at Exchange Tower, Suite 1300, P.O. Box 435, 130 King Street West, Toronto, Ontario, M5X 1E3, and its telephone number is (416) 866-3000.

     The following chart indicates the principal subsidiaries of the Corporation, their jurisdiction of incorporation and the percentage of voting securities thereof which are owned directly or indirectly by the Corporation as at December 31, 2003:

GENERAL DEVELOPMENT OF THE BUSINESS

     The Corporation is a diversified company engaged primarily in the ownership and development of companies that provide services and products in the United States and Canada. In 2003 and 2002, the Corporation focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada. In 2001, the Corporation was also engaged in the medical products, technology services and long-term care sectors.

     In June 1998, the Corporation acquired a 61% interest in Sage BioPharma, Inc. (“Sage”), which was engaged in providing hormonal therapy products in the United States. In November 1998, the Corporation completed the acquisition of an 82.5% interest in FARO Pharmaceuticals, Inc. (“FARO”), which was focused on the market for ‘below threshold’ drugs — specific drugs with less than approximately US$50 million in annual sales that larger drug companies do not have the inclination to promote. Sage and FARO were merged on December 31, 1999. The merged company was continued as FARO Pharmaceuticals, Inc. with Counsel owning 78.3% of the combined company. In the second quarter of 2000 Counsel adopted a plan to dispose of FARO’s pharmaceutical products business and this was accomplished on April 30, 2001 with the sale of the assets related to this business. In November 2001, the Corporation acquired the FARO shares held by FARO’s minority shareholders, which resulted in its interest in Sage increasing to 90.4%. During the third quarter of 2002, the Corporation adopted a formal plan of disposal for its medical products business segment and, effective October 4, 2002, disposed of its interest in Sage.

     In October 1999, Counsel entered the technology sector through the acquisition of a 25.2% interest in Impower, Inc. (“Impower”), which was increased to 33.6% during 2000. Impower, a private company, provides transaction-based Internet direct marketing and electronic database management products and services. In 2000 Counsel continued to expand in the technology sector with the acquisition of: a 28.5% interest in Proscape Technologies, Inc. (“Proscape”), which was increased to 36% during that year; a 26% interest in IBT Technologies, Inc. (“IBT”) which was increased to 27.7% during that year; a 22.5% interest in Core Communications Corporation (“Core”), which was diluted to 12.9% during that year, and which has subsequently been diluted to approximately 5%. Proscape, a private company, develops, markets and supports marketing and sales information software systems for middle market and Fortune 1000 companies. IBT, a private company, an application service provider that developed, deployed and supported media-rich e-learning products and services delivered over the Internet for business training and post-secondary educational applications. Core, a private company, provides managed network services for high-speed data communications in hotel and convention meeting spaces. In February 2001, the Corporation increased its ownership of Proscape from 36.0% to 56.5% for US$2.9 million. In the fourth quarter of 2001 the Corporation decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding which has reduced the Company’s interest to below 20% (currently approximately 9%). In August 2001, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors. Impower was reorganized and emerged from Chapter 11 in 2002, resulting in the Corporation receiving a 17.5% fully diluted interest in Impower as well as US$550,000 of preferred stock. The Company disposed of its interest in Impower in 2003. The Corporation increased its interest in IBT from 27.7% to 49.5% as a result of investments of US$1.8 million and US$0.7 million in May and September 2001, respectively. In December 2001, IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation and the Corporation has written off its entire equity investment in IBT.

In 2002, the Corporation decided to cease further investment in the technology sector and no longer has any significant influence with respect to Core, Proscape and Impower. Consequently, its interests in these companies are classified as portfolio investments on its consolidated balance sheet.

     In the long-term care sector, the Corporation leases and operates seven nursing homes in Canada and owns three (six in 2000) nursing homes in the United States and five retirement centres in Canada. In September 2001, the Corporation’s three nursing homes in Florida were sold for gross proceeds of US$7.0 million, resulting in a pre-tax gain of US$3.4 million. During the fourth quarter of 2002, the Corporation adopted a formal plan of disposal for its long-term care facilities. In October 2003, the Company received notices of intent from the lessee of its five retirement centres in Canda to exercise options to purchase the centres. The total purchase price pursuant to the options is Cdn $30.0 million, before costs of disposition, and the transaction is expected to close in the second quarter of 2004. At December 31, 2003, the centres had a net asset value of Cdn $22.2 million and were subject to mortgages aggregating Cdn $18.2 million. The remaining seniors living facilities are expected to be sold by the fourth quarter of 2004.

     In February 2000, Counsel formed Counsel Communications LLC (“Counsel Communications”) to focus on acquiring, consolidating and operating Internet telephony and other telecommunications-related businesses. In February 2001, Counsel Communications acquired Nexbell Communications Inc. (“Nexbell”), a packet telephony infrastructure provider that deployed a network of points of presence to deliver Internet protocol (“IP”) voice and fax services. On March 1, 2001, Counsel Communications acquired a 65% interest in I-Link Incorporated (“I-Link”), a publicly traded provider of enhanced IP voice and data communications services. On April 17, 2001, this interest was increased to approximately 70% when I-Link acquired Nexbell in a stock for stock transaction. In December 2001, Nexbell was sold to an unrelated party. I-Link changed its name to Acceris Communications Inc. (“Acceris”) in 2003.

     In June 2001, Acceris entered the dial-around long distance business through WorldxChange Corp. (“WorldxChange”), a wholly owned subsidiary. WorldxChange purchased certain assets and assumed certain liabilities of WorldxChange Communications, Inc. from a bankruptcy proceeding. WorldxChange is a facilities-based telecommunications carrier that provides international and domestic long-distance service to retail customers. Telecommunication services provided by WorldxChange initially consisted primarily of a dial-around product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix. Historically, WorldxChange marketed its services through consumer mass marketing techniques, including direct mail and direct response television and radio. In 2002, WorldxChange amended its channel strategy, de-emphasized the direct mail channel and devoted its efforts to pursuing more profitable methods of attracting and retaining customers. Currently, WorldxChange utilizes commercial agents as well as a network of independent commission agents recruited through its multi-level marketing (“MLM”) programs to attract and retain customers. Independent agents are non-employee sales people who market and sell Acceris products and services and are compensated through commissions and other incentives. MLM programs provide incentives to current customers who sign up new subscribers.

     Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC, a merchant banking firm specializing in the communications industry, which reduced the Company’s interest in Counsel Communications to 88.3%. At the same time, Counsel Communications was renamed Counsel

Springwell Communications, LLC (“Counsel Springwell”). In the fourth quarter of 2002 the Corporation ended its affiliation with Springwell Capital Partners and, effective January 2, 2003, acquired the minority interest in Counsel Springwell, which was renamed Counsel Communications LLC.

     On December 6, 2002, Acceris entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United Inc. The sale included the physical assets required to operate Acceris’ nationwide network using patented voice over IP (“VoIP”) technology (constituting the core business of ILC) and a non-exclusive license in perpetuity to use Acceris’ proprietary software platform. The sale closed on May 1, 2003. The sale of the ILC business removed essentially all of Acceris’ technology-based operations that did not pertain to the Company’s proprietary software-based convergence solution for voice and data. This sale marked the final stage of the transformation of Acceris’ technology-based operations into a business principally on the licensing of its proprietary software.

     On December 10, 2002, Acceris completed the purchase of the Enterprise and Agent business of RSL Com U.S.A. Inc. (“RSL”) from a bankruptcy proceeding. The acquisition included the assets used by RSL to provide long distance voice and data services, including frame relay, to small and medium size businesses (“Direct” business), and the assets used to provide long distance and other voice services to small businesses and the consumer/residential market (“A&R” business), together with the existing customer base of the Enterprise and Agent business.

     In July 2003, Acceris acquired all of the outstanding shares of Transpoint. The acquisition of Transpoint provided Acceris with further penetration into the commercial agent channel and a larger commercial customer base.

     Starting the fourth quarter of 2003, Acceris also began to offer local communications products to its residential and small business customers. The service will be provided under the terms of the Unbundled Network Element Platform (“UNE-P”) authorized by the Telecommunications Act of 1996 and will be available in New York and New Jersey initially, expanding to other markets throughout the United States.

     Today, Acceris’ technology-based segment remains focused on delivering solutions for voice and data services to its partners and customers. With over nine years’ experience developing VoIP technologies, Acceris continues to offer a solution for companies to reduce telecommunication costs and/or to enter the enhanced communications market. Acceris continues to actively market its voice and data services and solutions, and to license its enhanced services platform, domestically and internationally to organizations that wish to offer voice services without incurring high development costs. Acceris is pursuing opportunities to leverage its patents through a strategy to license the technology to carriers, equipment/soft switch manufacturers and customers who are deploying IP for phone-to-phone communications. Technology licensing revenues are project-based and, as such, these revenues vary from period to period based on timing and size of technology licensing projects and payments.

     The Corporation entered the real estate sector in 2002 when it completed the acquisition of five income producing properties, consisting of approximately 730,000 square feet of leaseable area. The Company has property under development in Brampton, Guelph and Peterborough, Ontario.

History

     Over the past three years, the following major events influenced the development of the Corporation’s business:

Corporate

•	The Company repaid its outstanding 6% convertible debentures at maturity (October 31, 2003) by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares.

•	Counsel increased its ownership interest in Acceris, from 70% to 91%, on November 30, 2003 when Counsel converted US$40.7 million of its loans receivable from Acceris to common shares.

•	The Company raised US$15 million through the issuance of 10 million convertible preferred Class A shares in December 2003.

Communications

•	On March 1, 2001, the Corporation acquired a 65.2% interest in I-Link, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of US$5,113,000, and agreed to invest US$10,000,000 in the form of three-year debt convertible into common shares at a conversion rate of US$0.56 per share.

•	On April 17, 2001, I-Link acquired Nexbell in exchange for the issuance of 17,500,000 shares of I-Link to the Corporation, thereby increasing the Corporation’s interest in I-Link to 70.5% on a primary basis.

•	On June 4, 2001, I-Link acquired certain net assets of WorldxChange, a 10-10-XXX dial-around business, for cash consideration of US$13,000,000.

•	On September 6, 2001, all outstanding shares of I-Link’s Class C, preferred stock automatically converted into shares of common stock in accordance with their terms. I-Link issued additional common stock in satisfaction of this conversion and its obligations to pay dividends to the conversion date, resulting in the dilution of the Corporation’s interest to 68.1%.

•	Effective November 1, 2001, Counsel Communications acquired Springwell Capital Partners, LLC, a merchant banking firm specializing in the communications industry, in exchange for an 11.7% interest in Counsel Communications, at which time Counsel Communications was renamed Counsel Springwell Communications. This had the effect of reducing the Corporation’s interest in I-Link to 60.2%.

•	During the quarter ended September 30, 2001, I-Link performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. This analysis resulted in an impairment charge of US$8,040,000 as a consequence of projected losses associated with Nexbell’s prime product, and the decision was made to adopt a plan to discontinue this product. Subsequently, in December 2001, Nexbell was sold to an unrelated party for a gain of US$589,000.

•	In the fourth quarter of 2002 the Corporation ended its affiliation with Springwell Capital Partners and, effective January 2, 2003, acquired the minority interest in Counsel Springwell, which was renamed Counsel Communications LLC.

•	On December 6, 2002, I-Link entered into an agreement to sell substantially all of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United Inc. (“BUI”). The sale included the physical assets required to operate I-Link’s nationwide network using patented VoIP technology (constituting the core business of ILC) and a non-exclusive license in perpetuity to use I-Link’s proprietary software platform. The sale price consisted of US$3 million of convertible preferred shares of BUI, a public company, which, subject to adjustment in certain circumstances, are convertible into 1.5 million common shares. On May 1, 2003 the sale as completed.

•	On December 10, 2002, Acceris through WorldxChange completed the purchase of the Enterprise and Agent business of RSL Com U.S.A. Inc. (“RSL”) in order to advance its commercial agent business, increase network utilization, and provide an entry into the management of information technology services for enterprise clients. Acceris paid a purchase price of US$7.5 million in cash plus a non-interest bearing note for US$1.0 million, which matures on March 31, 2004 and is subject to certain closing balance sheet adjustments, and agreed to pay up to an additional US$2.0 million in consideration due on March 31, 2004, which is contingent upon the achievement of certain revenue levels by the Direct business for the year 2003.

•	In July 2002, the Company, through its controlling interest in Acceris, agreed to purchase certain assets and related liabilities of Transpoint Communications, LLC (“Transpoint”) and Local Telecom Holdings, LLC (“Local Telecom”). The acquisition closed on July 28, 2003. The intent of this acquisition was primarily to increase the Company’s customer base in the Company’s agent business and improve network utilization.

•	In 2003, the Company introduced a new name and brand for its communications business, Acceris, and organized its operations into three strategic business units: Telecommunications-Retail, which provides discounted long distance services to both residential and small business customers, primarily through multi-level marketing and commercial agent programs; Telecommunications-Enterprise, which offers voice services and fully integrated, fully managed data services to enterprise customers; and Telecommunications-Technologies, a software provider, focused on providing convergence solutions for medium to large-sized voice and data networks, and pursuing the licensing of its patents.

•	Acceris purchased US patent no. 6,243,373 in the fourth quarter of 2003. The acquisition of this patent, along with Acceris’ ownership of US patent no. 6,438,124, provides the Company with a foundational patent portfolio in VoIP.

•	Acceris started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003.

Real Estate

•	On July 3 and July 10, 2002, The Corporation completed the acquisition of five income producing properties comprising approximately 730,000 square feet of leaseable area and approximately 13 acres of vacant land zoned for retail development in Canada. The purchase price amounted to the Canadian dollar equivalent of US$35.5 million, including closing costs of US$1.0 million. These acquisitions were funded by the assumption of US$20.0 million of first mortgage debt on the properties and US$15.5 million of cash.

•	During 2003, the Company assembled a team of experienced property management professionals and implemented an enterprise-wide financial system, which enabled it to bring its property management services in-house. The Company expects that this will improve service to tenants and lower costs

•	In 2003, the Company acquired and commenced development of the 14.5 acre Imperial Square retail development site located in Guelph, Ontario. When completed, the centre will contain approximately 55,000 square feet of leaseable area.

Portfolio Investments

•	On October 22, 1999, the Corporation acquired a 25.2% interest in Impower, an Internet direct marketing company, for US$10,000,000. On June 22, 2000, the Corporation increased its interest in Impower to 33.6% for cash consideration of US$5,109,000.

•	On January 20, 2000, the Corporation acquired a 28.5% interest in Proscape, a provider of business-to-business fact-based, enterprise sales and marketing information software systems, for US$4,000,000. On October 24, 2000 the Corporation increased its interest in Proscape to 36% for US$1,140,000 and on February 16, 2001 this was further increased to 56.5% for cash consideration of US$2,859,000.

•	On March 28, 2000, the Corporation acquired a 26% interest in IBT, which delivers media-rich course content over the Internet for business training and post-secondary educational applications, for US$4,000,000 and a further 1% interest was acquired on August 15, 2000 for US$222,000.

•	On March 28, 2000, the Corporation acquired a 22.5% interest in Core, which provides high speed Internet access solutions and other communication services to trade shows, convention, seminars and conferences, for US$1,500,000. On December 29, 2000 Core successfully completed an equity financing in which the Corporation did not participate, resulting in the dilution of the Corporation’s interest in Core to 12.9%.

•	On August 3, 2001, Impower made a voluntary filing under Chapter 11 of the U.S. bankruptcy legislation to seek protection from its creditors, which resulted in the Corporation determining that its investment in Impower was impaired and writing off its entire equity investment.

•	On May 31 and September 6, 2001, the Corporation acquired additional interests in IBT for cash consideration of US$1,817,000 and US$684,000, respectively, thereby increasing its interest in IBT to 49.5%. In December 2001 IBT made a voluntary filing under Chapter 7 of the U.S. bankruptcy legislation, which resulted in the Corporation determining that its investment in IBT was impaired and writing off its entire equity investment.

•	In the fourth quarter of 2001 the Corporation decided to cease further funding of Proscape and, consequently, Proscape has made alternative arrangements for funding which has reduced the Corporation’s interest in Proscape to approximately 9% on a diluted basis.

•	In 2002, Impower was reorganized and emerged from Chapter 11. Pursuant to the reorganization, the Corporation received a 17.5% fully diluted equity interest in Impower as well as US$550,000 of preferred shares. In 2003, the Corporation disposed of its interest in Impower.

Discontinued Operations

•	On April 30, 2001, FARO completed the sale of the rights and other assets related to its pharmaceutical products for proceeds of US$67 million, consisting of US$54 million paid on closing, US$8 million paid 60 days subsequent to the closing and a further US$5 million payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing.

•	In November 2001 the Corporation acquired the minority interest in FARO for US$6.8 million. The cost of this acquisition was provided in the estimated loss set up in 2000 in connection with the discontinuation of the Corporation’s pharmaceutical products business.

•	In the third quarter of 2002, the Corporation adopted a formal plan of disposal for its medical products business and, accordingly, disposed of its interest in Sage, effective October 4, 2002. It incurred a loss on disposition of US$463,000.

•	In October 2003, the Company received notices of intent from the lessee of five retirement centres in Ontario and British Columbia to exercise options to purchase the centres. The total purchase price is Cdn $30.0 million, and the transaction is expected to close in the second quarter of 2004. After settling debt on these assets the Company expects to realize net proceeds in excess of Cdn $10.0 million.

     Further details of material acquisitions and dispositions may be found in notes 4 and 21 accompanying the audited consolidated financial statements for the year ended December 31, 2003.

DESCRIPTION OF THE BUSINESS OF THE CORPORATION

     Counsel is a business development company with active business operations primarily in the communications and real estate sectors. A description of the business of the Corporation’s reportable operating segments is included in Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2003 (“MD&A”), which is incorporated herein by reference. Also incorporated by reference is note 22 (segmented information) to the Corporation’s audited consolidated financial statements for the year ended December 31, 2003.

     In 2003, 94.6% (2002 — 96.3%) of the Corporation’s revenues from continuing operations were generated by its communications segments. The communications sector has undergone a period of unprecedented dislocation and change over the past few years, creating opportunities perfectly suited to the Corporation’s value-added financial and operating skills. In addition, industry challenges have produced a number of well-valued acquisition candidates with which the Corporation can build its existing communications platform. As a result, management believes that the Corporation’s communications business presents a compelling proposition to create and increase value and has taken a number of steps to capitalize on these opportunities.

     During 2002, the Corporation worked on restructuring its communications business to provide more operating and financial control while reducing costs through more streamlined and integrated processes. Besides the ILC divestiture and the RSL acquisition, new and experienced leadership teams were installed who possessed proven track records of building successful telecommunications companies. A highly focused marketing program was launched, with an emphasis on meeting the communications needs of carefully targeted business and consumer markets in specific regions. Systems platforms were upgraded and under-performing assets and operations were sold or curtailed.

     During 2003, Acceris continued to consolidate functions. Acceris is focused on streamlining its internal processes, eliminating duplicate efforts of staff serving similar roles in multiple locations and making the integration of additional companies into its operations more cost effective and less risky. Upon the acquisition of RSL and disposition of ILC in December 2002, the Company was organized into three operating segments, Telecommunications-Retail, Telecommunications-Enterprise and Telecommunications-Technologies. These segments have been described in previous filings as Acceris Communications Partners, Acceris Communications Solutions and Acceris Communications Technologies, respectively.

     Counsel’s goal is to become a pre-eminent builder of communications businesses in North America. The vision for Acceris is to be the preferred supplier of high-quality communications products and services to targeted markets that will deliver profitable growth while creating value for all its stockholders. The mission of Acceris is to provide businesses and consumers with competitively priced voice, data and enhanced communications services via direct and indirect channels. Through the dedication of its employees, the Company delivers industry-leading customer care, customized product solutions and full back office support, building long-term loyalty and trust with all of its customers.

     Acceris’ continuing communications operations are:

     Telecommunications-Retail is a combination of the WorldxChange assets acquired in June 2001 and the Agent business of RSL, which was acquired in December 2002. The core business is a facilities-based telecommunications provider in the retail long distance market. Telecommunications-Retail also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of

2003. Telecommunications-Retail started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003. This segment accounted for approximately 80% of the communications revenue from continuing operations in 2003 and is expected to be the largest contributor to revenue in 2004. There were no customers in 2003 that accounted for over 10% of this segment’s revenues, which revenues were generated in the United States of America.

     Telecommunications-Enterprise is the Enterprise business of RSL, which was acquired in December 2002. The Company’s Enterprise channel is targeted at medium-sized companies where the Company can compete on service and price. The Company believes its customer service is second to none, as clients are assigned a dedicated Acceris representative responsible for ensuring the customer’s needs are met. The Company has also established strong relationships with all major telecommunications carriers, and is thus able to design a fully managed system for its customers utilizing a combination of carriers that best suits their objectives. In 2003, this segment accounted for approximately 19% of the communications revenue from continuing operations. The Company expects that in 2004 its customer attraction/retention initiatives, coupled with its back office integration initiatives, will lead to improved contributions from this segment.

     Telecommunications-Technologies is the former technology licensing and development business of I-Link. Telecommunications-Technologies licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and Internet Protocol technologies. Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on the timing and size of technology licensing projects and payments. This segment accounted for approximately 2% of the communications revenue from continuing operations in 2003. One of the Company’s most exciting developments in 2003 was the acquisition of a second patent related to VoIP. Utilizing the patented technology, VoIP enables telecommunications customers to originate a phone call on a traditional handset, transmit any part of that call via the Internet, and then terminate the call over the traditional telephone network. This new patent acquisition, combined with the Company’s existing VoIP patent, creates an international patent portfolio covering the basic process and technology that enables VoIP communications, and transforms Acceris into a major participant in the provision of VoIP solutions. Going forward, the Company intends to aggressively pursue recognition of its intellectual property in the marketplace through a focused licensing program.

     Acceris owns four patents and utilizes the technology supported by those patents in providing its proprietary software solutions. The Company believes that it holds the foundational patents for “voice internet transmission system” (“VoIP ”) in its VoIP Patents. To date, the Company has licensed portions of that technology to third parties. In addition, Acceris also has several patent applications pending before United States Patent and Trademark Office (“USPTO”) and other such authorities internationally.

Competition

     Acceris’ long-term success will be founded in its ability to provide quality service, enhanced features and new product offerings, which offer greater convenience to the Retail and Enterprise markets. These products must be offered at value pricing, through its selected distribution channels.

     The Retail and Enterprise businesses face competition from numerous telecommunications organizations offering service in the United States. Providers include large organizations such as AT&T, Sprint, Primus, MCI WorldCom and Verizon, as well as numerous small and lesser-known service providers.

     The Retail business, consistent with its competitors, sees significant attrition in its customer base over short periods of time, particularly with dial-around products. In order to compete with other providers such as Talk America and Ztel, Acceris has focused on developing and delivering a bundled product including local (which began in 2003), long-distance and enhanced services to targeted niche markets in the residential and small business marketplace. Recognizing that customers are highly mobile, Acceris is migrating away from dial-around products and instead is focusing its efforts on developing and marketing product offerings that appeal to higher quality, longer-term customers. Factors that influence the highly mobile customer base include, among other things, quality of service, enhanced features offerings and value pricing. Long-term success in this market is sustained by attracting new customers and developing customer loyalty.

     The Enterprise business differs significantly from the Retail business. In this business, customers generally enter into agreements that extend from 1 to 3 years, which results in a recurring and more predictable revenue stream. The Enterprise business experiences longer term customer relationships as a result of the Company’s ability to offer specific solutions to each individual customer. The Enterprise channel differentiates itself from its competitors by offering engineered solutions that are customized and fully managed and by providing high quality, personalized customer care. The key challenge in this business is to improve cross-selling with new or enhanced product offerings.

     Technologies offers an internally developed patent-based technology solution that operates in both a convergence and IP world. Technologies provides a 100% software solution for VoIP deployment. The solution, unlike that of some of its competitors, does not rely on hardware to provide switching, conference or enhanced services. Additionally, the solution provides an open Application Programming Interface (“API”), to enable development of a wide variety of voice applications and services. Commencing in late 2002, Acceris made the decision to pursue the development of the domestic market by providing software-based IP solutions to domestic carriers, which assist those companies by reducing their internal costs and/or allowing them to offer enhanced service products to their own retail customers. Prior to the sale of its IP network operations based in Draper, Utah (ILC) to BUI, Acceris had offered these products internationally and marketed its enhanced service products to customers on a retail basis. Acceris does not currently experience any direct competition to its current technology. However there are many competitors with certain portions of its technology, but not an entire package. Its competition would include the traditional switched telephony infrastructure providers, such as Nortel and Lucent, which this technology displaces. While the competition offers products with similar features, Acceris’ competitive product is software versus hardware based and as such can be deployed at a significantly lower cost. Also, the software nature of its product makes it easier and more economically feasible to develop additional features and services to meet ever-changing customer needs.

Government Regulation

     Acceris offers business and residential consumers a broad suite of voice and data telecommunications products and services, including local exchange, long-distance (1+ or 1010-XXX dial-around) and international calling services. Acceris’ various business segments operate in both regulated and non-regulated environments. Many of the services that Acceris provides are subject to the provisions of the U.S. Telecommunications Act of 1996 (the “1996 Act”), the regulations promulgated thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state authorities. While the recent trend in the U.S., for both federal and state regulation of telecommunication service providers has been toward less regulation rather than more, the Federal Communications Commission (“FCC”) and relevant state authorities continue to regulate telecommunication carriers and the terms and conditions under which telecommunication services are provided.

     Federal and state governing authorities regulate Acceris’ local and long-distance services. Acceris’ long-distance business is regulated as a non-dominant interexchange carrier (“IXC”). Federal and state authorities have been reducing their regulatory requirements as the industry faces robust competition. The local exchange services are regulated as a competitive local exchange carrier (“CLEC”).

     Additionally, Acceris offers a variety of enhanced services, including an open API that enables development of a variety of voice applications using its patented Voice over Internet Protocol (“VoIP”) software as well as data services.

Overview of Federal Regulation

     A carrier offering telecommunications services to the public is subject to the provisions of the Communications Act of 1934, as amended, and Federal Communications Commission (“FCC”) regulations issued thereunder. These regulations require Acceris, among other things, to offer regulated services to the public on a non-discriminatory basis at just and reasonable rates. Acceris is subject to FCC requirements that it obtain prior FCC approval for transactions that would cause a transfer of control of one or more regulated subsidiaries. Such approval requirements may delay, prevent or deter transactions that could result in a transfer of control of the company.

International Service Regulation: Acceris possesses authority from the FCC, granted pursuant to Section 214 of the Communications Act of 1934, to provide international telecommunications service. The FCC has streamlined regulation of competitive international services and has removed certain restrictions against providing certain services. Presently, the FCC is considering a number of international service issues that may further alter the regulatory regime applicable to Acceris. For instance, the FCC is considering revisions to the rules regarding the rates that international carriers pay for termination of calls to mobile phones located abroad.

     Pursuant to FCC rules, Acceris has cancelled its international and domestic FCC tariffs and replaced them with a general service agreement and price lists. As required by FCC rules, Acceris has posted these materials on its Internet web site. The “detariffing” of its services has given Acceris greater pricing flexibility for its services, but it is not entitled to the legal protection provided by the “filed rate doctrine,” which generally provides protections to carriers from legal actions by customers that challenge the terms and conditions of service.

Interstate Service Regulation: As an IXC, Acceris’ interstate telecommunications services are regulated by the FCC. While Acceris was not required to obtain FCC approval to begin or expand its interstate operations, Acceris was required to obtain FCC approvals for certain transactions that would affect its ownership or the services it provides. Additionally, Acceris must file various reports and pay certain fees and assessments. Acceris was subject to the FCC’s complaint jurisdiction and must contribute to the federal Universal Service Fund (“USF”). Acceris must also comply with the Communications Assistance for Law Enforcement Act (“CALEA”), and certain FCC regulations, which require telecommunications common carriers to modify their networks to allow law enforcement authorities to perform electronic surveillance.

Overview of State Regulation

     Through certain of Acceris’ subsidiaries, Acceris was authorized to provide intrastate interexchange telecommunications services and, in certain states, is authorized to provide competitive local exchange services by virtue of certificates granted by state public service commissions. Acceris’ regulated subsidiaries must comply with state laws applicable to all similarly certified carriers, including the regulation of services, payment of regulatory fees, and preparation and submission of reports. The adoption of new regulations or changes to existing regulations may adversely affect Acceris’ ability to provide telecommunications services. Consumers may file complaints against Acceris at the public service commissions. The certificates of authority Acceris holds can be generally conditioned, modified, cancelled, terminated or revoked by state public service commissions. Further, many states require prior approval or notification for certain stock or asset transactions, or in some states, for the issuance of securities, debts, guarantees, or other financial transactions. Such approvals can delay or prevent certain transactions.

Overview of Ongoing Policy Issues

Local Service: Through the Telecommunications Act of 1996 (the “1996 Act”), the U.S. Congress sought to establish a competitive and deregulated national policy framework for advanced telecommunications and information technologies. To date, local exchange competition has not progressed to a point where significant regulatory intervention is no longer required. Regulators believed that a “hands-off” policy would drive local exchange service into an adequately competitive market, but there continues to be a strong need for policy issue clarification and construction. Some policy changes have been addressed through the court system, not the regulatory system. For instance, the FCC has attempted several times to develop a list of “Unbundled Network Elements” (“UNEs”) which are portions of the incumbent local exchange carrier (“ILECs”) networks and services that must be sold separately to competitors. On several occasions, the courts have rejected the FCC’s approach to defining UNEs. The FCC’s most recent attempt to develop rules, the Triennial Review Order, was vacated by the U.S. Circuit Court of Appeals in Washington D.C. on March 4, 2004. The Court’s ruling is scheduled to go into effect 60 days after decision but will likely be appealed to the U.S. Supreme Court. If the U.S. Supreme Court agrees to review the decision, the effective date of this ruling could be delayed. Acceris was unable to determine the outcome of these proceedings; however, the inability to purchase UNEs could increase the costs for providing local service, or prevent Acceris from providing the service altogether.

Universal Service Fund: In 1997, the FCC issued an order implementing Section 254 of the 1996 Act, regarding the preservation of universal telephone service. Section 254 and related regulations require all interstate and certain international telecommunications carriers to contribute toward the Universal Service Fund (“USF”), a fund that provides subsidies for the provision of service to schools and libraries, rural health care providers, to low income consumers, and consumers in high cost area.

     Quarterly, the Universal Service Administrative Company (“USAC”), which oversees the USF, reviews the need for program funding and determines the applicable USF contribution percentage that interstate telecommunications carriers must contribute. While carriers are permitted to pass through the USF charges to consumers, the FCC has strictly limited amounts passed through to consumers in excess of a carrier’s determined contribution percentage.

     As is discussed below, the industry is moving from traditional circuit-switched telephone service to digitized IP-based communications. It is possible that this trend could threaten the amount of revenues USAC can collect through the USF system, and that the resulting revenue shortfall could prevent the system from meeting its funding demands. Separately from the FCC’s inquiry into the regulation of IP-based voice service, the FCC could exercise its so called “permissive authority” under the 1996 Act and assess USF contribution on VoIP providers. To date, only some VoIP providers contribute to the USF. If VoIP providers were exempted from USF contributions, telecommunications carriers would likely pay significantly more USF contributions; conversely, if VoIP providers were required to contribute, traditional telecommunications carriers would contribute less. In addition to the FCC, Congress is considering this issue. Current Congressional debates are divided over whether IP-based telephony service providers should be required to contribute to the USF. A decision to require VoIP providers to contribute to the USF may adversely affect Acceris’ provision of VoIP services.

VoIP Notice of Proposed Rule Making: In March 2004, the FCC issued the VoIP Notice of Proposed Rulemaking to solicit comments on many aspects of the regulatory treatment of VoIP services (the “VoIP NPRM”). The FCC continues to consider the possibility of regulating access to IP-based services, but has not yet decided on the appropriate level of regulatory intervention for IP-based service applications. Should the FCC rule that Acceris’ software-based solution for VoIP deployment, and other similar service applications should be regulated, Acceris’ VoIP services may be adversely affected.

     Further, the VoIP NPRM will likely address the applicability of access charges to VoIP services. Access charges provide compensation to local exchange carriers for traffic that originates or terminates on their networks. Certain LECs have argued that certain types of VoIP carriers provide the same basic functionality as traditional telephone service carriers, in that they carry a customer’s call from an origination point to a termination destination. Any ruling or decision from the FCC requiring VoIP carriers to pay access charges to ILECs for local loop use may adversely affect Acceris’ VoIP services.

     The VoIP NPRM is also expected to address the extent to which CALEA will be applicable to VoIP services. Recently, in a separate proceeding, the Federal Bureau of Investigation and other federal agencies have asked the FCC to clarify that VoIP is a telecommunications service, for the purpose of subjecting VoIP to CALEA’s wiretapping requirements.

Broadband Deployment: Broadband refers to any platform capable of providing high bandwidth-intensive content and advanced telecommunications capability. The FCC’s stated goal for broadband services is to establish regulatory policies that promote competition, innovation, and investment in broadband services and facilities. Broadband technologies encompass evolving high-speed digital technologies that offer integrated access to voice, high-speed data, video-on-demand or interactive delivery services. The FCC is seeking to 1) encourage the ubiquitous availability of broadband access to the Internet, 2) promote competition across different platforms for broadband services, 3) ensure that broadband services exist in a minimal regulatory environment that promotes investment and innovation and 4) develop an analytical framework that is consistent, to the extent possible, across multiple platforms. The FCC has opened several inquiries to determine how to promote the availability of advanced telecommunications capability with the goal of removing barriers to deployment, encouraging competition and promoting broadband infrastructure investment: For instance, the FCC is considering the appropriate regulatory requirements for ILEC provision of domestic broadband telecommunications services. The FCC’s concern is whether the application of traditional common carrier regulations to ILEC-provided broadband telecommunications services is appropriate. Under existing regulations, ILECs are treated as dominant carriers absent a specific finding to the contrary for a particular market and, as dominant carriers, are subject to numerous regulations, such as tariff filing and pricing requirements.

     On February 7, 2002, the FCC released its third biennial report on the availability of broadband, in which it concluded that broadband is being deployed in a reasonable and timely manner. The report showed that the advanced telecommunications services market continues to grow, and that the availability of and subscribership to high-speed services increased significantly since the last report. Additionally, the report noted that investment in infrastructure for advanced telecommunications remains strong. The data in the report is gathered largely from standardized information from providers of advanced telecommunications capability including wireline telephone companies, cable providers, wireless providers, satellite providers, and any other facilities-based providers of 250 or more high-speed service lines (or wireless channels) in a given state.

Internet Service Regulation: he demand for high-speed Internet access has increased significantly over the past several years as consumers increase their Internet use. The FCC is active in reviewing the need for regulatory oversight of Internet services and to date has advocated less regulation and more market-based competition for broadband providers. The FCC’s stated policy is to promote the continued development of the Internet and other interactive computer-based communications services. Acceris cannot be certain that the FCC will continue to take a deregulatory approach to the Internet. Should the FCC increase regulatory oversight of Internet services, the costs for providing those services could increase.

Financial Information Relating to Reportable Operating Segments

     The following table illustrates the approximate percentage of total revenue received by the Corporation in each of its reportable operating segments included in continuing operations for each of the last two completed fiscal years:

	Percentage of Corporation’s
	Consolidated Revenues
Reportable Operating Segment	2003	2002
Telecommunications-Retail	75.3%	91.5%
Telecommunications-Enterprise	17.8%	1.7%
Telecommunications-Technologies	1.5%	3.1%
Real Estate	5.4%	3.7%

     All of the Corporation’s consolidated revenues from its communications segments were generated in the United States. All of the revenues from real estate were derived from Canada.

Employees

     As at December 31, 2003, the Corporation and its subsidiaries employed approximately 1,470 employees, of which approximately 340 were employed by Acceris and its subsidiaries, approximately 1,100 were employed at the seven Canadian nursing homes leased by the Corporation, which form part of the Corporation’s discontinued long-term care operations, and 30 were employed by the Corporation in its real estate operations and at its head office.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following is a summary of financial information concerning the Corporation during the last three fiscal years, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

(In US$000's, except per share amounts)	2003	2002	2001
Total revenues	$143,711	$91,432	$54,030
Loss from continuing operations	(21,624)	(9,982)	(38,324)
Net loss	(22,260)	(28,931)	(62,213)
Loss per common share-basic & diluted
From continuing operations	(0.94)	(0.59)	(1.80)
From discontinued operations	(0.02)	(0.85)	(1.04)
Net earnings (loss)	(0.96)	(1.44)	(2.84)
Total assets	143,589	134,714	142,322
Long-term liabilities	88,693	75,041	52,017
Cash dividends declared per share	—	—	—

     The increase in revenues in 2002 reflects a full year’s operations for WorldxChange, versus only seven months in 2001. The increase in revenues in 2003 reflects a full year operations of RSL and real estate, and the network service offering revenues recognized using the unencumbered cash method. The decrease in the loss from continuing operations in 2002 reflects the Corporation’s successful efforts to reduce costs, eliminate unprofitable businesses and streamline operations. The increase in the loss from continuing operations in 2003 includes the costs of the network service offerings as incurred, while the revenues are recognised using the unemcumbered cash method. The decrease in total assets in 2002 reflects the disposition of the assets of discontinued operations. The increase in total assets in 2003 reflects the increase in cash due to the issuance of convertible preferred shares. The increase in long-term liabilities in 2002 reflects the mortgages assumed in connection with the real estate segment. The increase in long-term liabilities in 2003 reflects the liability component of convertible preferred shares.

     The majority of the Corporation’s assets and operations are located in the United States. Consequently, since 1996 the Corporation has presented its financial statements using the US dollar as the unit of measure.

Dividend Policy

     Dividends on the Corporation’s common shares were paid semi-annually on June 30 and December 31 from 1986 to June 30, 1992. In December 1992, the Corporation’s board of directors decided to omit the dividend that would normally have been paid on December 31, 1992 and no dividends were paid on the Common Shares after that date until 1999 when a special dividend of C$1.50 per share was paid on July 20. On April 30, 2000 the Corporation paid a dividend in kind of 0.1578 of a share of AHOM for every share of the Corporation. In February 1993, the board of directors decided to suspend dividends on the Corporation’s Class C Series III shares. In both cases, dividends were suspended in order to conserve financial resources, which would be directed towards paying down indebtedness. In July 1994, all arrears on the Class C Series III shares were paid and all dividends due since that date were declared and paid according to the terms of the Class C Series III shares. On May 28, 1996, all of the Corporation’s Class C Series III shares were redeemed at their stated value.

     There exists no restriction on the Corporation’s ability to declare dividends, except as described below. The declaration and payment of dividends is decided by the Corporation’s board of directors from time to time based upon and subject to the Corporation’s earnings, financial requirements and other conditions prevailing at the time. Pursuant to the private placement of preferred shares noted below, the Company has agreed that dividends on its common shares shall not exceed $0.09 per share per annum, on a non-cumulative basis, as long as any Series A preferred shares are outstanding.

     On December 19, 2003, the Company completed a private placement of a new series (Series A) of convertible preferred shares. The Series A preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2004. If cash dividends are not paid when due, Counsel must issue additional Series A preferred shares as a stock dividend (subject to an aggregate maximum of 2,000,000 Series A preferred shares).

     There are certain restrictions on the payment of dividends by some of the Company’s subsidiaries, due to compliance with relevant business corporations’ acts and covenants of a revolving credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The Corporation’s Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2003 is incorporated herein by reference.

MARKET FOR SECURITIES OF THE CORPORATION

     The Corporation’s common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol CXS. In addition, the Corporation’s common shares are quoted and traded on The Nasdaq SmallCap Market under the symbol CXSN.

DIRECTORS AND OFFICERS

     The section entitled “Election of Directors” contained on pages 3 and 4 of the Corporation’s Management Information Circular dated May 14, 2004 prepared in connection with the Corporation’s annual meeting of shareholders to be held on June 17, 2004, is incorporated herein by reference. Directors Anderson, Griffiths, Hill, Reichmann, and Silber are residents of Toronto, Ontario, and director Lomicka is a resident of Tucson, Arizona. The principal occupation of each director as set out on pages 3 and 4 of the Corporation’s Management Information Circular was their principal occupation within the five preceding years.

     Information regarding the Corporation’s officers who are not directors, including their principal occupation or employment at present and within the past five years is as follows:

Gary Clifford, Pickering, Ontario — Chief Financial Officer and prior to November 2002, employed by Leitch Technology Corporation as Director of Finance/Controller (1998 to 2000), Vice President Corporate Development (2000 to 2001) and Vice President Operations (2001 to 2002).

Kelly Murumets, Toronto, Ontario — Executive Vice President and prior to February 2002, Vice President and Client Manager at Managerial Design Corporation, a firm of professional management consultants.

Stephen Weintraub, Toronto, Ontario — Senior Vice President and Secretary.

Catherine Moran, Toronto, Ontario — Vice President of Accounting and Corporate Controller and prior to February 2004, employed by Alliance Atlantis Communications Inc. as Vice President of Finance, Entertainment (2003 to 2004), Director of Finance, Entertainment, (2000 to 2003), Controller, Production (1999-2000).

Gary Taylor, Thornhill, Ontario — Director of Taxation and prior to October 2002, Senior Manager in the tax consulting department of PricewaterhouseCoopers LLP in Toronto.

     As of April 30, 2004, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 7,343,000 common shares, representing 15.1% of the outstanding common shares of the Corporation.

ADDITIONAL INFORMATION

     The Corporation will provide to any person or company, upon request made by such person or company to the Secretary of the Corporation,

(a)	when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities,

(i)	one copy of the latest annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document incorporated therein by reference, filed with the latest annual information form, as prescribed;

(ii)	one copy of the comparative financial statements of the Corporation filed as prescribed for the Corporation’s most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor thereon, management’s discussion and analysis of results of operations and financial condition, as prescribed, and one copy of any interim financial statements of the Corporation filed, as prescribed, subsequent to the filing of the latest annual financial statements;

(iii)	one copy of the information circular of the Corporation filed as prescribed in respect of the most recent annual meeting of shareholders of the Corporation which involves the election of directors; and

(iv)	one copy of any other reports filed as prescribed which are incorporated by reference into the preliminary short form prospectus or the short form prospectus;

(b)	at any other time, the documents referred to in clauses (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge from such a person or company who is not a security holder of the Corporation where the documents are furnished under this clause (b).

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Management Information Circular dated May 14, 2004 prepared in connection with the annual meeting of shareholders to be held on June 17, 2004, which involves the election of directors. Additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed fiscal year. A copy of such documents may be obtained from the Secretary of the Corporation, upon written request.

COUNSEL CORPORATION

Notice of Annual Shareholders’ Meeting

      TAKE NOTICE that the Annual Meeting (the “Meeting”) of the shareholders of COUNSEL CORPORATION (the “Corporation”) will be held in the TSX Conference Centre of The Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario, on the 17th day of June, 2004 at the hour of 4:00 o’clock in the afternoon (Toronto time) for the following purposes:

1.	TO RECEIVE the consolidated financial statements of the Corporation for the year ended December 31, 2003 and the report of the auditors thereon;

2.	TO APPOINT auditors and to authorize the directors to fix their remuneration;

3.	TO ELECT directors; and

4.	TO TRANSACT such other business as may properly come before the Meeting or any adjournment thereof.

      A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on June 15, 2004 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, at the offices of Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1.

      A form of proxy solicited by the management of the Corporation in respect of the Meeting is enclosed herewith, together with a copy of the management information circular and the annual report of the Corporation for the year ended December 31, 2003.

      Shareholders who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

      DATED this 14th day of May, 2004.

By Order of the Board

STEPHEN WEINTRAUB
Secretary

COUNSEL CORPORATION

MANAGEMENT INFORMATION CIRCULAR

as of April 30, 2004

ANNUAL MEETING OF SHAREHOLDERS, JUNE 17, 2004

      THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF COUNSEL CORPORATION (THE “CORPORATION”) OF PROXIES FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS (THE “MEETING”) TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF. The mailing address of the principal executive office of the Corporation is The Exchange Tower, Suite 1300, P.O. Box 435, 130 King Street West, Toronto, Ontario, M5X 1E3. The record date for shareholders of the Corporation who will be entitled to notice of the Meeting is the close of business on May 14, 2004. Registered holders of common shares and Series A preferred shares at the close of business on May 14, 2004 will be entitled to one vote for each common share or Series A preferred share, as the case may be, held on each matter submitted to a vote on a poll at the Meeting.

SOLICITATION OF PROXIES

      The cost of soliciting proxies will be borne by the Corporation. In addition to solicitation by mail, certain officers, directors and employees of the Corporation may solicit proxies by telephone, telegraph or personally. These persons will receive no compensation for such solicitation other than their regular salaries.

MANNER PROXIES WILL BE VOTED

      The shares represented by the accompanying form of proxy (if the same is properly executed in favour of Allan Silber or Stephen Weintraub, the management nominees, and is received at the offices of Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 not later than 5:00 p.m. (local time) on June 15, 2004 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting) will be voted at the Meeting and, where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. IN THE ABSENCE OF SUCH A SPECIFICATION, SUCH SHARES WILL BE VOTED IN FAVOUR OF SUCH MATTER.

      The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice, and with respect to other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters.

ALTERNATE PROXY

      Each shareholder has the right to appoint a person or company other than the person named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him or her and on his or her behalf at the Meeting or any adjournment thereof. Any shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy the name of the person or company whom such shareholder wishes to appoint as proxy, or by duly completing another proper form of proxy, and duly depositing the same before the specified time.

REVOCABILITY OF PROXY

      A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, by the shareholder duly executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation, The Exchange Tower, Suite 1300, P.O. Box 435, 130 King Street West, Toronto, Ontario, M5X 1E3 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

OUTSTANDING SECURITIES AND VOTING RIGHTS

      At the date hereof the Corporation has issued and outstanding 48,587,262 common shares without par value and 10,000,000 Series A preferred shares.

      The common shares carry one vote per share. The Series A preferred shares are convertible into common shares at the option of the holder on a one-to-one basis (subject to certain anti-dilution adjustments) and holders of Series A preferred shares are entitled to vote their shares on an “as converted basis” at meetings of the shareholders of the Corporation. Accordingly, the total number of shares eligible to be voted at the meeting is 58,587,262.

RECORD DATE FOR NOTICE AND VOTING

      Only shareholders of record at the close of business on May 14, 2004 need be mailed notice of the Meeting. A quorum for the transaction of business at any meeting of shareholders is two persons present in person, each being either a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled and holding or representing the holder or holders of shares carrying not less than one third of the total number of votes attaching to the outstanding voting shares. A holder of shares of record as at the close of business on May 14, 2004 will be entitled to vote such shares in person or by proxy at the Meeting (subject in the case of voting by proxy to the timely deposit of his or her executed form of proxy with Computershare Trust Company of Canada as specified in the notice of the Meeting) except to the extent that (i) after the close of business on May 14, 2004 he or she transfers any of such shares, (ii) not later than 10 days before the Meeting the transferee of such shares demands by written notice to the Corporation that his or her name be included in the list to be prepared of the holders of the shares who are entitled to vote at the Meeting, and (iii) either prior to the time of the Meeting or at the Meeting such holder produces properly endorsed share certificates representing such transferred shares or otherwise establishes that he or she owns such transferred shares, in which case such transferee will be entitled to vote such shares at the Meeting.

PRINCIPAL SHAREHOLDERS

      At the date hereof, to the knowledge of the directors and senior officers of the Corporation, the only shareholders beneficially owning or exercising control or direction over shares carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation are:

	Voting Shares Beneficially Owned,	Approximate
	Directly or Indirectly, Controlled or	Percentage of Outstanding
Name of Shareholder	Directed at April 30, 2004	Voting Shares

Amaranth L.L.C. (1)	15,445,395 common shares	26.4%
Bernard Sherman (1)(2)	2,413,700 common shares and	21.2%
	10,000,000 Series A preferred shares

(1)	The information as to shares owned by Amaranth LLC and Bernard Sherman is based on public filings only.

(2)	Bernard Sherman owns an aggregate of 2,413,700 common shares directly and through controlled entities and controls Sherfam Inc., the registered holder of 10,000,000 Series A preferred shares.

2

NORMAL COURSE ISSUER BID

      The Toronto Stock Exchange (“TSX”) has accepted the Corporation’s notice of intention to renew its normal course issuer bid for the Corporation’s common shares in accordance with the by-laws and policies of the TSX (the “Notice”). Under the rules of the TSX, the Corporation may purchase a maximum of 2,430,113 of its common shares (being approximately 5% of the common shares outstanding on December 9, 2003, the currency date of the Notice) during the 12-month period beginning on December 16, 2003 and ending on December 15, 2004, unless extended. The Corporation shall not purchase in excess of 972,045 common shares (being 2% of the common shares outstanding on December 9, 2003) over the course of any given 30-day period. All common shares purchased pursuant to the normal course issuer bid will be purchased at the market price at the time of acquisition through the facilities of the TSX. The board of directors of the Corporation (the “Board”) concluded at the time of filing the Notice that the ongoing purchase by the Corporation of certain of its outstanding common shares is an appropriate use of the Corporation’s funds due to the disparity between the market price and what it believes to be the inherent value of the common shares. Shareholders may obtain, without charge, a copy of the Notice by contacting the Corporation. As of the date hereof, no common shares have been purchased pursuant to the normal course issuer bid.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a)  Appointment of Auditors — PricewaterhouseCoopers LLP (“PWC”) has been the auditor of the Corporation since February 2002. On May 4, 2004, PWC declined to stand for reappointment as the auditors of the Corporation. The Audit Committee of the Board has accepted the decision of PWC to decline to stand for reappointment after completion of services related to the issuance of the consolidated financial statements of the Corporation for the quarter ended March 31, 2004. The Audit Committee, with the assistance of management, is recommending to shareholders, that BDO Dunwoody LLP (“BDO”) be appointed as the independent auditor of the Corporation to hold office until the close of the next annual meeting of shareholders.

      In accordance with National Instrument 51-102 — Continuous Disclosure Obligations, the Corporation sent to each of PWC and BDO a Notice of Change of auditors (the “Notice of Change”). The Corporation received from PWC and BDO a Response Letter (collectively, the “Response Letters”). A reporting package consisting of the Notice of Change and the Response Letters (the “Reporting Package”) was filed with the appropriate securities commissions in Canada and sent to PWC and BDO. The Reporting Package (a copy of which is attached as Schedule “A”) confirms that there were no disagreements with the Corporation’s former auditors on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

      Unless such authority is withheld, it is intended that the persons named in the accompanying form of proxy will vote the shares represented thereby in favour of appointing BDO as the auditors of the Corporation and authorizing the directors of the Corporation to fix their remuneration.

(b)  Election of Directors — Directors of the Corporation are elected annually by the shareholders. The articles of the Corporation provide that the number of directors to be elected shall be a minimum of five and a maximum of twenty. The number of directors to be elected has been fixed at six. It is proposed that a board of six directors is to be elected at the Meeting.

      It is intended that the persons named in the accompanying form of proxy will vote the shares represented thereby in favour of electing as directors the nominees named below.

      The term of office of all present directors of the Corporation expires at the Meeting. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the accompanying form of proxy will vote the shares represented thereby in favour of election as directors any substitute nominee or nominees recommended by the management of the Corporation as well as in favour of the remaining proposed nominees. Management has been informed by each nominee that he is willing to stand for election and serve as a director.

3

      The following information is submitted with respect to the nominees for directors:

				Number of
				Voting Securities
			Periods During	Beneficially Owned
			Which Nominee	Directly or Indirectly,
		Positions and Offices	has Served as a	Controlled or
	Principal Occupation or	Presently Held in	Director of	Directed at the
Name	Employment at Present	the Corporation	the Corporation	Date Hereof (1)

ALLAN SILBER	Chairman and Chief Executive Officer of the Corporation	Chairman, President and Chief Executive Officer and Director	Since August 2, 1979	4,531,261 (2)
FRANK ANDERSON (i)	President of LIN Solutions Inc.	Director	Since June 30, 2003	NIL
ANTHONY F. GRIFFITHS (i)(ii)	Independent Consultant and Corporate Director since 1993	Director	Since June 26, 2002	40,000
WILLIAM H. LOMICKA (i)(ii)(iii)	Chairman of Coulter Ridge Capital Inc., a private investment firm, since 1999 and President of Mayfair Capital, Inc., a private investment firm, from 1989 to 1999	Director	Since June 26, 2002	36,700
PHILIP REICHMANN (ii)(iii)	Chief Executive Officer of O&Y Properties Corporation and O&Y REIT	Director	Since November 21, 1984	28,100 (3)
STEPHEN A. WEINTRAUB	Senior Vice President and Secretary of the Corporation	Senior Vice President and Secretary	N/A	216,901

(1)	The information as to common shares beneficially owned or controlled by the nominees, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees.

(2)	Allan Silber owns 1,432,069 common shares and CXS Holdings Inc. a corporation controlled by Allan Silber, owns 3,099,192 common shares. In addition, Allan Silber’s spouse and children own 2,557,218 common shares.

(3)	Philip Reichmann is a member of the Albert Reichmann family, which directly and beneficially owns PF&R Holdings Inc., a private corporation, which owns 1,000,000 common shares in the capital of the Corporation.

(i)	Member of the Audit Committee.

(ii)	Member of the Governance Committee.

(iii)	Member of the Compensation Committee.

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EXECUTIVE COMPENSATION

      The following table sets forth information concerning the annual and long term compensation earned for services rendered to the Corporation and its subsidiaries during each of the last three financial years in respect of each of the individuals who were at any time during the fiscal year ending December 31, 2003, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the “named executive officers”):

Summary Compensation Table

						Long Term
						Compensation
		Annual Compensation				Awards

				Other Annual		Securities Under	All Other
		Salary	Bonus	Compensation		Options Granted	Compensation
Name and Principal Position	Year	($)	($)	($)		(#)	($)

ALLAN SILBER	2003	580,000	696,000	48,781	(1)	—	133,000 (2)
Chairman and Chief Executive Officer	2002	580,000	928,000	41,260	(1)	—	—
	2001	580,000	928,000	86,301	(1)	—	—
SAMUEL SHIMER	2003	382,690	—	24,678	(1)	—	66,700 (2)
Senior Vice President, M&A, Acceris	2002	431,860	196,300	50,933	(1)	—	—
Communications Inc.	2001	426,766	232,781	47,022	(1)	150,000 (3)	—
GARY WASSERSON (4)	2003	584,472	—	11,986	(1)	—	—
President, Acceris Communications	2002	863,720	—	24,739	(1)	—	—
Technologies Inc.	2001	436,465	436,465	652	(1)	150,000 (3)	—
KENNETH HILTON (6)	2003	382,690	76,538	—		150,000 (5)	—
Executive Vice President, Sales &	2002	287,870	—	—		—	—
Marketing, Acceris Communications Inc.	2001	—	—	—		—	—
JAMES DUCAY (7)	2003	382,690	—	—		150,000 (5)	—
Executive Vice President, Chief	2002	19,627	—	—		—	—
Operating Officer, Acceris	2001	—	—	—		—	—
Communications Inc.

(1)	This amount reflects imputed interest on interest free loans provided under the Corporation’s securities purchase programs, set out under “Table of Indebtedness Under Securities Purchase Programs”.

(2)	Mr. Silber was appointed interim Chief Executive Officer and President of Acceris Communications Inc. as of December 19, 2002 at which time the board of directors of Acceris determined that Mr. Silber should be entitled to an annual salary of US$275,000 and a discretionary bonus equal to 100% of his base salary. For 2003, no bonus was awarded. Mr. Silber elected to assign his salary payable at December 31, 2003 to the Corporation with the intention that it be allocated to the executive officers of the Corporation who were directly involved in the operations and management of Acceris. Of this amount, US$100,000 was subsequently allocated to Mr. Silber and US$50,000 was allocated to Mr. Shimer.

(3)	Options to purchase common shares of the Corporation.

(4)	Gary Wasserson ceased to be an officer of the Corporation at the end of December 2003.

(5)	Options to purchase common shares of Acceris Communications Inc.

(6)	Kenneth Hilton joined Acceris Communications Inc. on May 1, 2002.

(7)	James Ducay joined Acceris Communications Inc. on December 10, 2002.

Options Granted During 2003

						Market Value of
						Securities
			% of Total Options			Underlying Options
	Securities Under		Granted To	Exercise or Base		on the Date of
Name	Options Granted (#)		Employees in 2003	Price ($/Security)		Grant ($/Security)		Expiration Date

KENNETH HILTON	150,000	(1)	11.6%	US$	3.00	US$	3.00	Dec. 21, 2011
JAMES DUCAY	150,000	(1)	11.6%	US$	3.00	US$	3.00	Dec. 21, 2011

(1)	Options to purchase common shares of Acceris Communications Inc.

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     The following table sets forth, in respect of the named executive officers, details of all exercises of options during the financial year ended December 31, 2003 and the financial year-end number and value of unexercised options on an aggregated basis:

Aggregated Option Exercises During 2003

and December 31, 2003 Option Values

Value of Unexercised
	Securities		Unexercised Options	in-the-Money Options
	Acquired	Aggregate Value	at December 31, 2003	at December 31, 2003
	on Exercise	Realized	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Name	(#)	($)	(#)	($)

ALLAN SILBER	—	—	0/0	0/0
SAMUEL SHIMER	—	—	150,000/150,000	0/0
GARY WASSERSON	—	—	80,000/170,000	0/0
KENNETH HILTON	—	—	0/150,000 (1)	0/0
JAMES DUCAY	—	—	0/150,000 (1)	0/0

(1)	Options to purchase common shares of Acceris Communications Inc.

Table of Indebtedness Under Securities Purchase Programs

      The aggregate indebtedness to the Corporation and its subsidiaries as at the date hereof, of all officers, directors and employees entered into in connection with a purchase of securities of the Corporation or any of its subsidiaries excluding routine indebtedness was $7,641,827.

      The following table sets forth information relating to the directors, executive officers and senior officers or associates of directors, executive officers and senior officers of the Corporation, who are, or during the most recently completed financial year were, indebted to the Corporation (other than routine indebtedness) or to any subsidiaries:

		Largest	Amount	Financially
		Amount	Outstanding	Assisted Securities
	Involvement of	Outstanding	as of April 30,	Purchased During
	Corporation	During 2003	2004	2003	Security for
Name and Principal Position	or Subsidiary	($)	($)	(#)	Indebtedness

NORMAN CHIRITE (1)	Lender	1,395,293	1,395,293	NIL	538,750 common shares
KELLY MURUMETS	Lender	605,119	605,119	NIL	250,000 common shares
Executive Vice President
SAMUEL SHIMER (2)	Lender	1,599,621	1,599,621	NIL	653,011 common shares
ALLAN SILBER	Lender	1,500,000	1,500,000	NIL	300,000 common shares
Chairman, President and Chief Executive Officer
JOSHUA SILBER	Lender	945,468	945,468	NIL	317,500 common shares
President, Counsel Real Estate Inc.
GARY WASSERSON (3)	Lender	776,961	776,961	NIL	300,000 common shares
STEPHEN WEINTRAUB	Lender	411,559	411,559	NIL	162,500 common shares
Senior Vice President and Secretary
HOWARD WORTZMAN	Lender	407,806	407,806	NIL	157,500 common shares
Chief Financial Officer, Counsel Real Estate Inc.

(1)	Norman Chirite ceased to be a director of the Corporation in June 2003.

(2)	Samuel Shimer ceased to be an officer of the Corporation in February 2004.

(3)	Gary Wasserson ceased to be an officer of the Corporation at the end of December 2003.

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Compensation Committee

      Decisions on compensation of the Corporation’s senior executives are made by the compensation committee of the Corporation’s Board (the “Compensation Committee”). All of the members of the Compensation Committee are outside directors. It is the responsibility of the Compensation Committee to assure the Board that the executive compensation programs are reasonable and appropriate, meet their stated purpose and effectively serve the needs of the Corporation’s shareholders and the Corporation. In addition, pursuant to the rules of the Ontario Securities Commission designed to enhance disclosure of corporate policies toward executive compensation, the Compensation Committee is required to present a report to the shareholders in the information circular for the annual meeting that discusses the Corporation’s compensation policies for executive officers and the Committee’s basis for determining the CEO’s compensation for the most recent financial year. This report must also include a discussion of the relationship of executive compensation and the CEO’s compensation to corporate performance.

Report of Compensation Committee

Compensation Philosophy and Policies for Executive Officers

      The Corporation believes that the executive compensation program should align the interests of shareholders and executives. The Corporation’s primary objective is to maximize shareholder value. The Compensation Committee seeks to forge a strong link between the Corporation’s strategic business goals and its compensation goals.

      The Corporation’s executive compensation program is consistent with the Corporation’s overall philosophy for all management levels. The Corporation believes that the more employees are aligned with the Corporation’s strategic objectives, the greater the Corporation’s success on both a short term and long term basis.

      The Corporation’s executive compensation program has been designed to support the overall Corporation’s strategy and objective of creating shareholder value by:

•	emphasizing pay for performance by having a significant portion of executive compensation “at risk”;

•	directly aligning the interest of executives with the long term interest of shareholders by awarding stock options at current market prices which have value to the executives only through stock appreciation over the long run;

•	providing compensation opportunities that attract and retain talented and committed executives on a long term basis; and

•	appropriately balancing the Corporation’s short term and long-term business, financial and strategic goals.

      The Corporation’s strategic goals are:

•	profitability: to maximize financial returns to its shareholders;

•	growth: to expand the operations of the Corporation in such a manner as not to imperil the achievement of other objectives; and

•	stability: to be seen as a desirable employer and a responsible corporate citizen.

      Currently, the Corporation’s executive compensation program is comprised of three components: base salary, annual cash incentive (bonus) and long term incentive opportunity through stock options and share purchase loans. The annual executive pay targets (base salary plus incentive) are intended to be market competitive with similar companies when the Corporation or the individual business units meet or exceed their respective annual operating goals. Additional compensation may be awarded based on achievement of specific extraordinary projects or assignments.

Base Salary

      Unless determined pursuant to their employment agreements, the base salaries of the Corporation’s executive officers are evaluated annually. In evaluating appropriate pay levels and salary increases for the Corporation’s executives, the Compensation Committee considers achievement of the Corporation’s strategic goals, level of responsibility, individual performance, and internal equity and external pay practices.

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Annual Incentives

      Annual incentive (bonus) awards are designed to focus management attention on key operational goals for the current fiscal year. The Corporation’s executives may earn a bonus based upon achievement of their specific operational goals and achievement by the Corporation or business unit of its financial targets.

Long Term Incentives

      The Corporation’s long-term incentive compensation program consists of stock options and previously issued share purchase loans which are related to improvement in long-term shareholder value. Stock option grants provide an incentive that focuses the executive’s attention on managing the Corporation from the perspective of an owner with an equity stake in the business. These grants also focus operating decisions on long term results that benefit the Corporation and long-term shareholders. As a result of the implementation of the United States Sarbanes-Oxley Act of 2002, the Corporation no longer provides share purchase loans to its employees.

      The option grants to executive officers offer the right to purchase common shares at their fair market value on the date of the grant. These options will have value only if the Corporation’s share price increases. The number of shares covered by each grant is intended to reflect the executive’s level of responsibility and past and anticipated contributions to the Corporation.

      Pursuant to the Corporation’s Employee Share Purchase Loan Plan, designated employees were eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market. The shares purchased by the employee were pledged to the Corporation as security for the loan. The maximum number of shares permitted to be purchased by an individual employee was equal to 125% of the employee’s outstanding stock options of the Corporation subject to a maximum loan amount of US$600,000 per employee. Each loan is repayable on the earliest (1) of five years from the date it is advanced, (2) the date the shares purchased are sold, and (3) the date the employment of the employee with the Corporation or its affiliates is terminated. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares.

      Pursuant to the Corporation’s 2001 Executive Stock Purchase Plan (the “2001 Plan”) designated executive employees were eligible to receive an interest free loan from the Corporation of 80% of the cost of acquisition of the shares purchased by the employee on the open market, provided that the maximum aggregate amount lent under the 2001 Plan did not exceed US$4,000,000. The shares purchased by the employee were pledged to the Corporation as security for the loan. Each loan is repayable on the earliest of (1) ten years from the date it is advanced, (2) the date the shares purchased are sold, and (3) 30 days following the date the employment of the employee with the Corporation or its affiliates is terminated, provided that 20% of each loan shall be payable on each of the sixth, seventh, eighth, ninth and tenth anniversaries of the date of advance. If the employee sells the shares purchased with the loan before the third anniversary of their acquisition, the employee is required to pay the Corporation an amount equal to 10% per annum of the loan for the period during which it was outstanding, plus 50% of the gain realized by the employee on the sale of the shares. For each share purchased by an executive employee pursuant to the 2001 Plan, the Corporation will award the employee one-half of an option pursuant to the Corporation’s 1997 Stock Option Plan.

      As a result of the implementation of the United States Sarbanes-Oxley Act of 2002, no new loans may be made pursuant to the Employee Share Purchase Loan Plan or the 2001 Plan.

      In addition, executive officers of the Corporation may be granted options to acquire shares of the Corporation’s subsidiaries and significantly influenced companies. The rationale for such grants is similar to that for option grants of the Corporation’s shares and the quantum reflects the executive’s expected level of involvement in the particular subsidiary or significantly influenced company.

Chief Executive Officer Compensation

      Allan Silber is the Corporation’s Chief Executive Officer. His compensation is governed by an employment agreement dated as of February 1, 1994, as amended by an amendment agreement dated as of January 3, 1997. The employment agreement provided for payment to Mr. Silber of a base salary of $575,000 for the financial years ending December 31, 1997, 1998 and 1999. Under the employment agreement, after 1999, the base salary is to be reviewed annually and may be increased in the discretion of the Compensation Committee. For 2003, it was set at $580,000. Mr. Silber was also entitled to receive a bonus in an amount determined by the Compensation Committee provided it

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not exceed his base salary. His base salary for purposes of calculating his bonus includes the base annual amount received in 1997 pursuant to his consulting agreement with American HomePatient, Inc., (then a subsidiary of the Corporation) which provided for a base monthly fee of US$20,000. In addition, pursuant to his employment agreement in 1997, Mr. Silber was granted options to acquire 1,350,000 common shares of the Corporation. These options expired January 3, 2003.

      With respect to 2003, the Compensation Committee awarded Mr. Silber a bonus equal to $696,000, which is equal to 75% of the amount for which he was eligible, on the basis that he did not meet all of his objectives for 2003, particularly with respect to the profitability of the Corporation. However Mr. Silber was awarded a portion of the amount for which he was eligible because he was instrumental in the negotiation, structuring and completion of a number of transactions, the most significant of which were:

(a)	the redemption of the Corporation’s convertible debentures due October 31, 2003, including negotiating favourable funding terms;

(b)	the issuance of US$15,000,000 of Series A preferred shares;

(c)	the settlement, with Winter Harbor LLC, of all outstanding matters related to the Corporation’s acquisition of Acceris Communications Inc., resulting in the acquisition of an additional 125,000 shares of Acceris and a loan receivable from Acceris of approximately US$2,000,000;

(d)	the completion of the sale of the assets and customer base of I-Link Communications Inc. to Buyers United Inc.;

(e)	the acquisition of Transpoint Communications LLC;

(f)	the acquisition of a key patent relating to the process and technology that enables Voice over Internet Protocol telephone communications; and

(g)	the acquisition of the Imperial Square retail development site in Guelph, Ontario.

      Mr. Silber’s pivotal role in these transactions, as well as his ongoing involvement in the development and execution of the Corporation’s strategic focus and objectives, contributed greatly to the development of the Corporation’s businesses in 2003.

Submitted By:

William Lomicka, Chairman

Norman Hill
Philip Reichmann

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Shareholder Return Performance Graph

      The following graph shows changes over the five-year period commencing December 31, 1998 and ending December 31, 2003 in the value of $100 (assuming reinvestment of dividends) invested in (1) the Corporation’s common shares, and (2) the S&P/TSX Composite Total Return Index.

Employment Agreements

      The Corporation entered into an employment agreement with Allan Silber, dated as of February 1, 1994. This agreement was amended by an amendment agreement dated as of January 3, 1997. Under this employment agreement, as amended, Mr. Silber was entitled to receive in 1997, and each of the two following financial years, a predetermined base salary of $575,000 and an annual bonus in an amount determined by the Compensation Committee. After 1999, the base salary shall be reviewed annually and may be increased in the discretion of the Compensation Committee. The bonus is calculated with reference to the satisfaction of certain objectives to be determined, provided that the bonus for any year shall not exceed Mr. Silber’s base salary for that year. Pursuant to the employment agreement, as amended, in the event of his termination by the Corporation, Mr. Silber shall be paid an amount equal to the aggregate of the base salary and any bonuses paid to Mr. Silber in respect of the two full calendar years immediately preceding the date of termination. Mr. Silber has the option of terminating his agreement and receiving the termination payment if any person, other than Mr. Silber or a person who does not deal at arm’s length with Mr. Silber, acquires control of the Corporation. The Corporation may terminate the employment of Mr. Silber for cause without the requirement to pay the prescribed termination amount.

      Effective October 31, 2001, Counsel Corporation (US), a wholly owned subsidiary of the Corporation, entered into an employment agreement with Gary Wasserson whereby Mr. Wasserson became a Managing Director of Counsel Corporation (US). The agreement expired on December 31, 2003 and was not extended. Mr. Wasserson was entitled to an annualized base salary of US$550,000 until June 30, 2003 and US$275,000 thereafter. For the calendar year ended December 31, 2003, Mr. Wasserson was eligible to receive bonus compensation in an amount up to US$137,500. Mr. Wasserson also had the right to participate in the Corporation’s 2001 Executive Stock Purchase Plan.

      On May 1, 2002, Acceris Communications Corp. (formerly, WorldxChange Corp.), a wholly owned subsidiary of Acceris Communications Inc. (“Acceris”), and Kenneth L. Hilton entered into a four-year employment agreement pursuant to which Mr. Hilton became the Chief Executive Officer of Acceris Communications Corp. Mr. Hilton’s annual salary is US$275,000, and he is eligible for a discretionary bonus in an amount to be determined by the board of Acceris of up to 100% of his annual salary. Counsel Communications LLC (“Counsel Communications”), a wholly owned subsidiary of the Corporation, and the Corporation also entered into an agreement with Mr. Hilton dated May 1, 2002, under which agreement, Mr. Hilton was issued approximately 0.2% of the common units of Counsel Communications, which common units were to vest over a four-year period commencing on May 1, 2003.

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      On July 1, 2002, Acceris and James G. Ducay entered into an employment agreement, which became effective on December 10, 2002, the date on which Acceris Communications Corp. completed its acquisition of certain assets of RSL COM U.S.A., Inc., and expired on December 10, 2003. Mr. Ducay’s annual salary is US$275,000, and he is eligible for a discretionary bonus in an amount to be determined by the board of Acceris of up to 100% of his annual salary. On January 1, 2004, Mr. Ducay entered into a new employment agreement with the Corporation which is effective until January 1, 2005, under substantially the same material terms and provisions.

Compensation of Directors

      The Corporation pays fees to directors who are not officers of the Corporation or its subsidiaries. Effective January 1, 1992 such fees were established at $1,000 per board meeting, $500 per committee meeting and an annual retainer of $12,000. Effective July 1, 2002, these fees were increased to $1,500 per board meeting, $750 per committee meeting and an annual retainer of $15,000. In addition, in 2002, each outside director was granted 25,000 options pursuant to the Corporation’s 1992 Stock Option Plan and in 2003 Frank Anderson was granted 25,000 options pursuant to the Corporation’s 1997 Stock Option Plan. The compensation package for outside directors is currently under review by the Compensation Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

      The Toronto Stock Exchange Committee on Corporate Governance in Canada has issued guidelines for effective corporate governance (the “TSX Guidelines”). The Toronto Stock Exchange requires each listed corporation to disclose its approach to corporate governance with reference to the TSX Guidelines on an annual basis. This statement is designed to address this requirement.

      The Corporation is committed to achieving and maintaining the highest level of integrity and ethics in its dealings with its employees, directors, customers, suppliers, shareholders and the public. The Corporation strives to adhere to the highest standards of corporate governance.

      The Ontario Securities Commission (the “OSC”) has proposed various corporate governance guidelines which would effectively replace the TSX Guidelines. The Board is monitoring the proposed OSC guidelines and will modify, if required, its governance practices if and when the proposed guidelines are adopted by the OSC.

The Board of Directors

      The Board has overall responsibility for the affairs of the Corporation, including those matters set out in the TSX Guidelines. In discharging its responsibilities, the Board plays two roles.

      The first role is that of governance which has, as its primary goal, the protection of the public’s interest. Governance responsibilities for the Board include selecting the top executives and assessing their performance, reviewing and authorizing strategic/ business plans and objectives, ensuring compliance with legal and contractual requirements, and evaluating the results of the Corporation.

      The second role is that of being a support to the Corporation. Board members act as advisors, bring contacts to the Corporation, provide special skills such as legal and accounting skills, and act as ambassadors to the community.

      Below is a summary of some of the most important activities that the Board undertakes:

•	Assess and approve the corporate strategy and any associated risk, while delegating authority to implement.

•	Sponsor and promote the Corporation publicly.

•	Approve key personnel policies, including compensation.

•	Approve new rounds of financing.

•	Approve offering, merger, acquisition, dissolution or other material liquidity options.

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•	Approve material transactions involving the assets of the Corporation.

•	Hold the Corporation accountable to the public.

      In undertaking the above activities, the Board adheres to the TSX Guidelines and ensures that the Corporation complies with the provisions of the United States Sarbanes-Oxley Act of 2002, as well as the rules and regulations of the NASDAQ Stock Market, Inc.

      The division of responsibility between the Board and management of the Corporation, including the Chief Executive Officer, is determined by the materiality of the decisions to be made regarding the business of the Corporation. All material decisions require Board approval.

      The TSX Guidelines recommend that a majority of the directors be “unrelated”. An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board is currently comprised of six individuals, five of whom are unrelated. Mr. Silber is a related director as he is an officer of the Corporation. The remaining directors are unrelated as none of them or their associates have worked for the Corporation in the past five years or received remuneration from the Corporation in excess of directors’ fees. The current size of the Board provides for effective participation by all directors. There are six nominees for election to the Board, four of whom, if elected, will be “unrelated” directors. Mr. Weintraub (who is nominated for election) is a related director as he is an officer of the Corporation.

      The Board does not have a formal nominating committee. Any director may nominate candidates for the Board and nominations are reviewed by the full Board. The Board has instituted a formal orientation and education program for new directors. The Board has also adopted an explicit process for measuring the performance of the Board. As part of this process, each year the directors complete an effectiveness survey, which is a confidential, performance-oriented peer review. The Corporation’s Executive Vice President compiles the data and distributes the results of the survey to the Board, ensuring the anonymity of all responses. Following the administration and compilation of the results, the Chairman of the Board meets one-on-one with all directors to further investigate the results of the overall survey.

      The TSX Guidelines suggest that every board should have in place appropriate structures and procedures to ensure that it can function independently of management. In order to discharge its responsibilities effectively, the Board has established three committees from its membership: the Audit Committee, the Compensation Committee and the Governance Committee. The structure of these committees, which are all comprised of unrelated directors, helps to enable the Board to function independently of management. In addition, non-management Board members can meet as required to discuss issues without the presence of management and, subject to approval of the Board, may engage external advisors at the expense of the Corporation in appropriate circumstances.

      The responsibility for shareholder communication and the communication policy of the Corporation has been delegated by the Board to senior management of the Corporation. Shareholder communication is generally handled by the Senior Vice President and Secretary of the Corporation. The Corporation sends all of its annual and quarterly disclosure documents and financial statements to its registered shareholders and issues press releases with respect to material events of the Corporation. In addition, the Senior Vice President and Secretary of the Corporation or another appropriate member of management will respond to any inquiries from shareholders.

Board Committees

Audit Committee

      During 2003, the Audit Committee was comprised of three directors, all of whom were unrelated directors. Each member of the committee is financially literate. Annual financial statements of the Corporation are reviewed by the Audit Committee and form the basis of a report thereon to the entire Board. The Audit Committee is also responsible for monitoring the Corporation’s internal accounting controls and for reviewing the performance and the remuneration of the Corporation’s independent auditors. The Audit Committee has unrestricted access to the Corporation’s auditors without the presence of management.

      The Audit Committee operates pursuant to a written charter that was approved and adopted by the Board on November 16, 2000 and amended on May 13, 2004.

12

Compensation Committee

      The Compensation Committee is composed of three directors, all of whom are unrelated directors. This committee reviews the remuneration of the Corporation’s officers and performs other functions described under “Compensation Committee” elsewhere in this circular.

Governance Committee

      During 2001, the Corporation established a Governance Committee to oversee governance matters, to report thereon and to make recommendations to the full Board. During 2003, the members of the committee consisted of Philip Reichmann, Anthony F. Griffiths and William H. Lomicka, all of whom are unrelated directors.

      Specifically, the Corporation’s Governance Committee has been given responsibility for:

•	Ensuring compliance with and a response to the TSX Guidelines;

•	Monitoring and assessing the performance of management as a whole and the individual members of management;

•	Monitoring and assessing the individual and collective performance of the Board; and

•	Seeking and obtaining comment (whether by way of written questionnaires or through private discussions) on the adequacy of the Corporation’s approach to corporate governance from the remaining members of the Board and from management, and developing responses to the concerns raised, if any.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

      The Corporation maintains liability insurance for directors and officers of the Corporation and its subsidiaries. The policy provides insurance for directors and officers of the Corporation and its subsidiaries in respect of losses arising from claims against them for certain of their acts, errors or omissions in their capacity as directors or officers. Additionally, the Corporation also is insured against any loss arising out of any liability that it may be required or permitted by law to pay to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups.

      The policy limit for such insurance coverage is US$10 million in each policy year with no deductible for individual directors or officers and a deductible of US$500,000 to the Corporation per occurrence. The premium for the 12-month period ending April 29, 2004 was US$525,000 which was paid by the Corporation. The policy has been extended to June 1, 2004 for a premium of US$47,250. The premium is not allocated between the directors and officers as separate groups.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

      To the best of management’s knowledge, no insider, proposed nominee for election to the Board, or any associate or affiliate of such insider or proposed nominee has had any material direct or indirect interest in any transaction with the Corporation since January 1, 2003 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

13

ADDITIONAL INFORMATION

      The Corporation is eligible to participate in the prompt offering prospectus system and will provide to any person or company, upon receipt of a request by the secretary of the Corporation, a copy of: (i) the most recent Annual Information Form and Management’s Discussion and Analysis, together with a copy of any document or pertinent pages of any document incorporated therein by reference; (ii) the consolidated financial statements of the Corporation for its fiscal year ended December 31, 2003, and the report of its auditors thereon; (iii) interim financial statements released subsequent to the date hereof; and (iv) this circular.

By Order of the Board

STEPHEN WEINTRAUB
Secretary

May 14, 2004

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SCHEDULE “A”

REPORTING PACKAGE

COUNSEL CORPORATION

NOTICE OF CHANGE OF AUDITORS

      Pursuant to National Instrument 51-102 — Continuous Disclosure Obligations adopted by the Canadian Securities Administrators (the “Instrument”), Counsel Corporation (the “Corporation”) provides the following notice to PricewaterhouseCoopers LLP (“PWC”) effective the date hereof:

(a)	On May 4, 2004, PWC declined to stand for reappointment as the auditors of the Corporation.

(b)	The audit committee of the board of directors of the Corporation has accepted the decision of PWC to decline to stand for reappointment.

(c)	The auditors’ reports of PWC on the annual financial statements of the Corporation for the two years ended December 31, 2002 and December 31, 2003, respectively, did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

(d)	In connection with the audits for the two years ended December 31, 2002 and December 31, 2003, respectively, and through to May 4, 2004, there have been no “reportable events” (as defined in the Instrument) that are relevant to the foregoing statements.

      DATED this 11th day of May, 2004.

COUNSEL CORPORATION

By:

Name: Gary Clifford
Title:  Chief Financial Officer

May 11, 2004

Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marches financiers
  –L’Agence nationale d’encadrement du secteur financier
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission

Dear Sir or Madam:

Counsel Corporation — Auditor Change

      We have read the statements made by Counsel Corporation in the attached copy of the Notice of Change of Auditors, which we understand will be filed pursuant to Section 4.11(5) of National Instrument 51-102 — Continuous Disclosure Obligations dated May 11, 2004. We agree with the statements concerning our Firm in the Notice of Change of Auditors.

Yours very truly,

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

May 14, 2004

Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marches financiers
  – L’Agence nationale d’encadrement du secteur financier
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:  Counsel Corporation — Change of Auditor

      We have read the notice of change of auditors of Counsel Corporation dated May 11, 2004 and confirm our agreement, based on our knowledge at this date, with the information contained in that notice.

Yours very truly,

Chartered Accountants
Toronto, Ontario

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Counsel Corporation	Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1	CUSIP #22226R102
SUPPLEMENTAL MAILING LIST RETURN CARD
(National Instrument 54-101)
NOTICE TO SHAREHOLDERS OF COUNSEL CORPORATION
TO:  Counsel Corporation (the “Company”)

On July 1, 2002, the Canadian Securities Administrators implemented National Instrument 54-102 Interim Financial Statement and Report Exemption (the “Rule”) and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer which together replace National Policy 41 Shareholder Communication and establish a new framework for communication between issuers and their registered and non-registered shareholders.

The Rule exempts companies from having to deliver interim financial statements to their registered shareholders if the companies send interim financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Supplemental Return Card will be required from you annually in order for you to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.	The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Supplemental Mailing List in respect of its quarterly financial statements.

Name (please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if                     Dated
shareholder is a Company,
signature of authorized signatory

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a supplemental return card will be required from you annually in order for your name to remain on the list.

COUNSEL CORPORATION

PROXY

FOR USE AT THE ANNUAL SHAREHOLDERS’ MEETING

TO BE HELD JUNE 17, 2004

      The undersigned shareholder of COUNSEL CORPORATION (the “Corporation”) hereby appoints, ALLAN SILBER, of Toronto, Ontario, or failing him, STEPHEN WEINTRAUB, of Toronto, Ontario or instead of them                                                                of                                                                as proxy for the undersigned, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the annual meeting (the “Meeting”) of the shareholders of the Corporation to be held in the TSX Conference Centre of The Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario, at 4:00 p.m. on Thursday, the 17th day of June, 2004 and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments, and without limiting the generality of the power hereby conferred, with respect to all shares registered in the name of the undersigned, the person acting as proxyholder hereunder is specifically directed to vote or not to vote as indicated below:

(a)	VOTE FOR ☐ OR WITHHOLD FROM VOTING ☐ in respect of the election of the directors referred to in the Management Information Circular which accompanies the Notice of Meeting; and

(b)	VOTE FOR ☐ OR WITHHOLD FROM VOTING ☐ in respect of the appointment of the auditor referred to in the Management Information Circular which accompanies the Notice of Meeting and the authorization of the directors to fix the remuneration of the auditor.

      If any amendments or variations to the matters above referred to or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment thereof or if any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority on the proxyholder to vote on such amendments or variations or such other matters in accordance with the best judgement of such proxyholder.

      DATED the                      day of                                                             , 2004

Name (Please Print)

Signature of Shareholder

      THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY OTHER THAN THE NOMINEES DESIGNATED ABOVE, TO REPRESENT HIM OR HER AT THE MEETING OR ANY ADJOURNMENT THEREOF, AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF HIS OR HER NOMINEE IN THE BLANK SPACE PROVIDED ABOVE FOR THAT PURPOSE. THE PERSON OR COMPANY SO APPOINTED NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

Notes:

1.	This proxy form must be signed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

2.	Unless a choice is specified above, this proxy will be voted for the matters referred to above.

3.	If this proxy is not dated in the space above, it shall be deemed to bear the date on which the form of proxy is mailed.

Counsel Corporation

2003

Annual Report

MESSAGE TO OUR SHAREHOLDERS

“A number of key achievements in 2003 strengthened the foundation of both our communications and real estate businesses, positioning us for further growth and enhanced shareholder returns.”

ALLAN SILBER
Chairman and Chief Executive Officer

Significant Progress in Executing our Strategic Plan

At Counsel Corporation, the ultimate goal of our investment philosophy is to build shareholder value by aggregating assets in our target business sectors, and then generating consistent, sustainable cash flow and superior returns through the application of our financial and operational expertise. Counsel’s capital markets valuation and our ability to create wealth for our shareholders are directly linked to the success of our business platforms, and in 2003 we took a number of bold steps to strengthen both our communications and real estate businesses. As a result, we now have the right strategies, the right people and the appropriate resources in place to generate further growth and enhance returns for our shareholders over the long-term.

At the corporate level, we also completed a number of very positive initiatives that enhanced our financial position and provided Counsel with the flexibility to build on the progress generated in 2003.

Our Communications Business Continues to Grow

Much of our management team’s focus in 2003 was directed towards building our communications business, Acceris Communications Inc.

Acceris is a broad-based communications company located in the United States, serving residential, small and medium-sized business and large enterprise customers. A facilities-based carrier, it provides a range of products including local dial tone and 1+ domestic and international long distance voice services, as well as fully managed and fully integrated data and enhanced services. Acceris also owns several pioneering patents related to Voice over Internet Protocol (VoIP) communications technology, and has been utilizing its established VoIP network both internally and for the benefit of its customers since 1998. In addition to employing this proprietary technology to differentiate Acceris in the marketplace, we intend to pursue recognition of our intellectual property through a focused licensing program.

Under the leadership of its new President, Kelly Murumets, Acceris effectively completed the successful integration of its acquired networks, infrastructure and product lines during 2003. In addition, the Company transitioned from a product orientation to a high-energy sales and marketing organization possessing established sales channels, unique value propositions and well-defined strategies targeted at specific niche markets.

Annual Report 2003    (1)    Message to Our Shareholders

“We made a number of bold, courageous decisions in 2003 to combine what were four distinct businesses into one fully integrated entity with an excited and committed team of people dedicated to success. Now, with our established network and infrastructure, high quality and competitive communications solutions and innovative approach to our markets, we are confident we have the foundation in place to generate significant growth in revenues, cash flow and returns for our shareholders.”

KELLY MURUMETS
President, Acceris Communications

Acceris’ key objective is to generate solid organic growth through each of its highly focused sales channels:

•	The network marketing and ethnic agent channels will bundle competitive long distance rates with a recently launched local service and other enhanced products to offer a unique, in-language suite of integrated services targeted at specific ethnic markets. For targeted markets, from the first voice a customer hears through to the receipt of an invoice, all communications will be in a customer’s language of choice. Currently Acceris is targeting the MiddleEastern, Asian, European and Latin American markets, which provide excellent growth opportunities.

•	The commercial agent channel will continue to focus on providing the highest levels of service at the most competitive price, helping agent customers become more successful. Acceris also recently launched a unique and innovative loyalty program to attract the best agents and reward those who increase their business.

•	The enterprise channel is targeted at medium-sized companies here Acceris can compete on service and price. Acceris has also established strong relationships with all major telecommunications carriers, and is thus able to design a fully managed system for customers utilizing a combination of carriers that best suits their requirements.

One of our most exciting developments in 2003 was the acquisition of a patent related to Voice over Internet Protocol (VoIP). Our patented technology enables telecommunications customers to complete calls between two telephones via the Internet.

This latest patent acquisition, together with our other patents, gives Acceris a robust international patent portfolio in the VoIP communications arena, transforming it into a major participant in the adoption of VoIP solutions.

In addition to this organic growth potential, Acceris will create value through the acquisition of additional telecommunications companies that complement its current product and service offerings and add new customers to its growing base. As a result of challenges that continue to impact many industry participants, we believe there are still a number of attractive acquisition candidates available at compelling valuations.

Acceris’ financial position and balance sheet were also strengthened in 2003. In December, Counsel converted approximately $40.5 million in debt into Acceris common shares. Counsel now owns approximately 91% of the issued and outstanding shares of the Company.

Acceris’ considerable achievements in 2003 have positioned it as a truly unique player in the North American telecommunications industry. It now has the right infrastructure in place, and a new culture of performance and success that has been enthusiastically embraced by all of its people. Acceris’ future is very exciting, and we are confident it will generate significant value for both Acceris’ and Counsel’s shareholders.

Annual Report 2003    (2)    Message to Our Shareholders

Solid Returns from our Real Estate Business

Counsel Real Estate continues to leverage the Company’s proven legacy of successful real estate investing. Focused primarily on the retail shopping centre segment, our goal is to generate growing, predictable and tax-deferred cash flow through the realization of increased values for the properties we develop, revenues from income producing properties, fees for participation in real estate ventures, and our property management activities.

Our acquisition activity in 2003 expanded our owned and managed retail property portfolio to over 1.3 million square feet of gross leaseable area. The growth in the size and the quality of our portfolio during the year will provide Counsel with strong and sustainable cash flow and an increasing contribution to our net earnings.

We will draw on our core competencies and proven expertise in the retail sector to acquire and develop properties that meet our strategic criteria. We are confident significant value will continue to be created as we consolidate retail income producing properties across Canada. The capital markets are also very receptive to the type of real estate we have been acquiring and developing and, over the short to medium term, we will be investigating the opportunity to monetize the increased value of our portfolio for the benefit of Counsel’s shareholders.

Corporate Initiatives Strengthen our Financial Position

At the corporate level, Counsel completed a number of transactions during 2003 that considerably strengthened our financial position.

We paid all outstanding 6% convertible debentures at maturity on October 31, 2003 with the delivery of common shares. Then, in December 2003, we completed a successful private placement of new convertible preferred shares for total proceeds of US $15 million. The funds from this private placement will be used to finance the growth of our businesses in 2004.With the elimination of the debenture debt and the issuance of new equity during 2003, we also considerably strengthened Counsel Corporation’s balance sheet.

As part of our strategy to exit the seniors living sector, the lessee of our five retirement centres exercised its option to purchase the centres for Cdn $30 million, with the closing of the transaction expected in the second quarter of 2004. At the end of 2003, the net asset value of these centres was approximately Cdn $22 million. We will continue to actively seek to dispose of the remaining assets in this sector of our business. The substantial gain we expect to realize from this sale is an excellent example of how we are building value at Counsel.

As momentum and excitement is building in our businesses, we are also very proud of our board of directors’ commitment to strong corporate governance practices. During 2003, the board implemented an enhanced roles, responsibilities and practices document, which includes committee charters that reflect current and proposed governance guidelines and clearly define the roles and responsibilities of the board and its committees. As part of this process, the Company introduced a comprehensive code of conduct and disclosure policy. In addition, the board has evaluated and adopted recommendations that were identified from its annual board of directors effectiveness survey.

“With the current economic landscape of low long-term interest rates and favourable capital and debt markets, coupled with our entrepreneurial spirit and long heritage of success in the real estate business, we have the right formula for executing our strategy of acquiring quality income producing retail centres in secondary markets, adding value and enhancing returns for our shareholders.”

JOSHUA SILBER
President, Counsel Real Estate

Annual Report 2003    (3)    Message to Our Shareholders

In partnership with management, the board has expended tremendous effort to ensure transparency and to apply governance practices that are in compliance with US requirements and meet or exceed Canadian guidelines. We are committed to strong governance and open and transparent communications with our shareholders, and will continue our diligence to employ best practices.

Subsequent to year-end, William Lomicka, a member of Counsel’s board of directors, has agreed to sit on the board of directors of Acceris Communications Inc. as a Counsel representative. He will be replacing Albert Reichmann, who is retiring, and we thank Mr. Reichmann for his contribution to Acceris over the past three years.

A Solid Future

Counsel Corporation’s value is derived from the growth and success of our business platforms, and in 2003 we took a number of bold steps to solidify and strengthen each of our businesses.

Our communications operation is now well positioned in a robust and growing segment of the market and, with a restructured balance sheet, it has the capacity and the flexibility to deliver significant returns on our investment. Our real estate portfolio also presents an opportunity for considerable value creation as it continues to expand and generate sustainable and growing cash flow. Looking ahead, we will remain focused on building and expanding these businesses, capitalizing on the progress and achievements of the past year and transforming them into leaders within their respective markets.

On behalf of the board of directors and all shareholders, I want to thank everyone at Counsel and its operating businesses for their hard work and contributions in 2003. We accomplished a great deal, and the progress we achieved positions us for improved performance in the years ahead.

Allan Silber
Chairman and Chief Executive Officer

Annual Report 2003    (4)    Message to Our Shareholders

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2003 (all dollar amounts are in thousands of U.S. dollars, unless otherwise indicated)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the results of operations of Counsel Corporation (“Counsel”, “the Company”) for the year ended December 31, 2003 and its financial condition as at December 31, 2003 is based on the Company’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the guidance of the Canadian Institute of Public and Private Real Estate Companies (“CIPREC”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto. Note 26 of the financial statements includes a reconciliation of Canadian GAAP net loss to net loss determined under generally accepted accounting principles in the United States (“U.S. GAAP”). Additional information about the Company, including the Annual Information Form, can be found on www.sedar.com. The effective date of this MD&A is April 14, 2004. As of April 14, 2004, the Company had 48,587,262 common shares and 10,000,000 Series A preferred shares (convertible into common shares on a one-for-one basis) issued and outstanding.

Forward-looking information

This MD&A contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plans”, “continue”, or the negative thereof or other variations thereof or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation: the timing of acquisitions and expansion opportunities, technological changes and changes to the business environment that may impact the Company’s capital expenditures, and competitive factors that may impact revenue and operating costs and alter the timing and amount of the Company’s capital expenditures. Any of these factors could cause actual results to vary materially from current results or from the Company’s currently anticipated future results and financial condition. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made, and that the Company undertakes no responsibility to update such information. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities.

Definitions

The Company’s discussion of its financial results focuses on operating income (loss) and net earnings (loss). Operating income (loss) and net earnings (loss) are presented in the Company’s audited consolidated statement of operations. Operating income (loss) is defined as earnings from continuing operations before other gains, other losses and impairments, interest and taxes. It is important to note that operating income (loss) is not a measure of performance under Canadian GAAP or U.S. GAAP. Operating income (loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP or U.S. GAAP, or as a measure of operating performance or profitability. Operating income (loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

Annual Report 2003    (6)    Management’s Discussion and Analysis

OVERVIEW

Counsel is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company entered the communications sector in March 2001 when it acquired a controlling interest in I-Link Incorporated (“Acceris Communications Inc.”, “Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Acceris operates a facilities based telecommunications carrier providing long distance voice services to retail customers in the United States, and long distance voice and data services to small to medium-sized businesses in the United States. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

The Company entered the real estate sector in 2002, when it completed the acquisition of five income-producing properties, consisting of approximately 730,000 square feet and 13 acres of vacant land zoned for retail development in Canada.

A summary of significant events during 2003:

Communications

•	The Company introduced a new name and brand for its communications business, Acceris, and organized its operations into three strategic business units: Telecommunications-Retail, which provides discounted long distance services to both residential and small business customers, primarily through multi-level marketing and commercial agent programs; Telecommunications-Enterprise, which offers voice services and fully integrated, fully managed data services to enterprise customers; and Telecommunications-Technologies, a software provider, focused on providing convergence solutions for medium to large-sized voice and data networks, and pursuing the licensing of its patents.

•	Acceris completed the sale of the assets and customer base of I-Link Communications Inc. (“ILC”), a wholly-owned subsidiary that operated its Voice over Internet Protocol (“VoIP”) network, to Buyers United Inc. (“BUI”), on May 1. As part of the transaction, BUI also licensed Acceris’ proprietary software platform and VoIP patent, on a non-exclusive basis.

•	Acceris completed the acquisition of Transpoint Communications (“Transpoint”) on July 30. Transpoint offers voice and data services through commercial agents.

•	Counsel increased its ownership interest in Acceris, from 70% to 91%, on November 30, when Counsel converted $40.7 million of its loans receivable from Acceris to equity.

•	Acceris purchased US patent no. 6,243,373 in the fourth quarter of 2003. The acquisition of this patent along with Acceris’ ownership of US patent no. 6,438,124 provides the Company with a foundational patent portfolio in VoIP.

•	Acceris started offering local dial tone products to its residential and small business customers in the fourth quarter.

Real Estate

•	The Company assembled a team of experienced property management professionals and implemented an enterprise-wide financial system, which enabled it to bring its property management services in-house. The Company expects that this will improve service to tenants and lower costs.

•	The Company acquired and commenced development of the 14.5 acre Imperial Square retail development site located in Guelph, Ontario. When completed, the centre will contain just over 55,000 square feet of leaseable area.

Corporate

•	The Company settled its outstanding 6% convertible debentures at maturity (October 31, 2003) by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares.

In October, the Company received notices of intent from the lessee of five retirement centres in Ontario and British Columbia to exercise options to purchase the centres. The total purchase price is Cdn $30 million, and the transaction is expected to close in the second quarter of 2004. After settling debt on these assets the Company expects to realize net proceeds in excess of Cdn $10.0 million.

•	The Company raised $15 million through the issuance of 10 million convertible preferred shares in December.

Annual Report 2003    (7)    Management’s Discussion and Analysis

COUNSEL CORPORATION
CONSOLIDATED RESULTS OF OPERATIONS
For the eight quarters ended December 31, 2001, 2002, 2003

The following table sets out the Company’s consolidated quarterly results of operations for the eight quarters ended December 31, 2003, and the years ended December 31, 2001, 2002 and 2003, under the basis of presentation utilized in its Canadian GAAP financial statements.

									Audited
	Unaudited								Twelve months ended
									December 31
	2002	2002	2002	2002	2003	2003	2003	2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Revenues
United States
Telecommunications-Retail	22,811	20,984	19,834	20,076	23,272	29,505	29,149	26,224	49,289	83,705	108,150
Telecommunications-Enterprise	—	—	—	1,547	7,095	6,747	5,854	5,902	—	1,547	25,598
Telecommunications-Technologies	1,581	888	321	47	—	1,050	1,049	65	4,730	2,837	2,164

	24,392	21,872	20,155	21,670	30,367	37,302	36,052	32,191	54,019	88,089	135,912
Canada
Real estate	75	78	1,486	1,704	1,783	1,988	1,901	2,127	11	3,343	7,799

	24,467	21,950	21,641	23,374	32,150	39,290	37,953	34,318	54,030	91,432	143,711
Operating costs and expenses:
Telecommunication costs	13,273	12,237	10,973	14,453	25,748	21,319	20,072	18,867	35,546	50,936	86,006
Income producing properties	—	—	502	946	944	1,047	882	999	—	1,448	3,872
Selling, general and administrative	12,392	9,865	10,675	12,805	15,529	15,904	14,777	15,198	44,350	45,737	61,408
Research and development	382	465	317	235	—	—	—	—	2,162	1,399	-
Provision for doubtful accounts	1,357	1,251	1,118	2,273	1,175	1,131	1,465	1,667	839	5,999	5,438
Depreciation and amortization	1,684	1,592	1,760	2,079	2,569	2,362	2,597	2,326	8,849	7,115	9,854

Operating loss before undernoted items	(4,621)	(3,460)	(3,704)	(9,417)	(13,815)	(2,473)	(1,840)	(4,739)	(37,716)	(21,202)	(22,867)
Gains and other income:
Short-term investments	26,621	879	162	405	448	1,929	1,617	1,224	42,760	28,067	5,218
Portfolio investment	—	—	—	—	—	—	—	—	64	—	-
Sale of subsidiary	—	—	—	—	—	—	—	—	589	—	-
Retirement of debt	—	—	—	—	—	—	—	—	1,093	—	-
Other	—	—	—	782	—	—	2,578	1,079	—	782	3,657
Impairments and other losses:
Write-down of short-term investments	(136)	(2,656)	(1,139)	(80)	(98)	(35)	—	(6)	(1,957)	(4,011)	(139)
Portfolio investments	—	—	(640)	—	—	(650)	—	—	(19,340)	(640)	(650)
Other	—	(64)	501	(1,159)	—	—	(657)	(368)	(5,582)	(722)	(1,025)
Interest income	123	146	83	49	38	114	395	73	2,645	401	620
Interest expense	(654)	(713)	(834)	(801)	(871)	(1,071)	(804)	(755)	(2,517)	(3,002)	(3,501)

Earnings (loss) before income taxes, non-controlling interest and discontinued operations	21,333	(5,868)	(5,571)	(10,221)	(14,298)	(2,186)	1,289	(3,492)	(19,961)	(327)	(18,687)
Income taxes	11,005	465	438	(2,253)	—	14	882	2,041	19,901	9,655	2,937
Non-controlling interest	—	—	—	—	—	—	—	—	(1,538)	—	-

Earnings (loss) from continuing operations	10,328	(6,333)	(6,009)	(7,968)	(14,298)	(2,200)	407	(5,533)	(38,324)	(9,982)	(21,624)
Discontinued operations:
Medical products and services Medical products	(843)	3	(799)	(1,213)	211	10	29	70	(5,319)	(2,852)	320
Pharmaceutical products	—	(410)	(88)	(209)	(17)	145	(6)	137	4,519	(707)	259
Pharmacy services	—	—	—	(1,958)	—	—	—	—	(1,716)	(1,958)	-
Communications	(3,099)	(4,580)	(1,463)	(3,366)	(277)	371	213	223	(23,430)	(12,508)	530
Long-term care	4	76	3	(1,007)	(904)	(1,067)	140	86	2,057	(924)	(1,745)

Net earnings (loss)	6,390	(11,244)	(8,356)	(15,721)	(15,285)	(2,741)	783	(5,017)	(62,213)	(28,931)	(22,260)

Weighted average number of common shares outstanding (in thousands)	22,411	22,312	22,131	21,928	21,491	21,060	20,593	39,102	23,030	22,195	25,596
Basic net earnings (loss) per share from:
Continuing operations	0.43	(0.32)	(0.31)	(0.40)	(0.70)	(0.14)	(0.01)	(0.15)	(1.80)	(0.59)	(0.94)
Discontinued operations	(0.18)	(0.20)	(0.11)	(0.35)	(0.05)	(0.02)	0.02	0.01	(1.04)	(0.85)	(0.02)

Basic net earnings (loss) per share	0.25	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	0.01	(0.14)	(2.84)	(1.44)	(0.96)

Diluted net earnings (loss) per share from:
Continuing operations	0.21	(0.32)	(0.31)	(0.40)	(0.70)	(0.14)	(0.01)	(0.15)	(1.80)	(0.59)	(0.94)
Discontinued operations	(0.08)	(0.20)	(0.11)	(0.35)	(0.05)	(0.02)	0.02	0.01	(1.04)	(0.85)	(0.02)

Diluted net earnings (loss) per share	0.13	(0.52)	(0.42)	(0.75)	(0.75)	(0.16)	0.01	(0.14)	(2.84)	(1.44)	(0.96)

Annual Report 2003    (8)    Management’s Discussion and Analysis

2003 COMPARED TO 2002

When considering the review of the results of continuing operations for 2003 compared to 2002, it is important to note the following significant changes in the Company’s operations that occurred in 2003 and 2002, namely:

1.	In July 2003, the Company acquired Transpoint. The operations of Transpoint from July 28, 2003 to December 31, 2003 have been included in the statement of operations for 2003. There were no such operations in 2002.

2.	On December 10, 2002, the Company acquired the Enterprise and Agent business of RSL COM U.S.A. Inc. (“RSL”), including the assumption of certain liabilities. The RSL operations from January 1, 2003 to December 31, 2003 have been included in the statement of operations for the entire fiscal year. The operations of RSL were included in the statement of operations in 2002 from the date of acquisition.

3.	On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of ILC to BUI. The sale closed on May 1, 2003. As a result of the agreement, the operational results related to ILC have been reclassified as discontinued operations in the current and prior years and accordingly are not included in the following analysis of continuing operations for 2003 or 2002.

4.	In November 2002, the Company began to sell a network service offering provided by a new supplier. The sale of that service offering ceased in late July 2003. While this product has been discontinued, revenue is recognized only as cash receipts become unencumbered and, accordingly, revenue will continue to be recognized in 2004.

5.	In July 2002, the Company entered into the real estate sector with the purchase of five income-producing properties.

Revenues

The increase in telecommunications revenue to $135,912 in 2003, from $88,089 in 2002, is primarily related to the following events:

•	In December 2002, the Company acquired the Enterprise and Agent business of RSL from bankruptcy. The acquisition has been accounted for under the purchase method of accounting and accordingly, revenue subsequent to the acquisition has been included in the Company’s revenue. A full year of RSL revenue is included in 2003, versus less than one month included in 2002. The operations of RSL provided approximately $15,300 in telecommunications revenues in 2003, compared to approximately $2,500 for 2002. Additionally, the operations of Transpoint from July provided $2,055 in telecommunications revenue during 2003, which was not present in 2002.

•	The Company has continued to experience a decline in revenue from 10-10-XXX dial around services and from a related direct mail program launched in 2001 and curtailed in early 2002. In 2003, revenues from the dial around product were approximately $54,900 versus approximately $66,800 in 2002.

•	The Company has experienced growth in its revenue from customers acquiring 1+ services through the growing commercial, ethnic and multi-level marketing channels on which it began to focus in early 2002. Revenues from the 1+ product were approximately $44,400 in 2003 versus approximately $15,800 in 2002.

•	The Company launched a network service offering in 2002, which it ceased in July 2003. The Company recognized revenues of $7,629 in 2003 as cash receipts became unencumbered, compared to recognizing no network service offering revenue in 2002. At December 31, 2003, $4,011 in cash receipts remain encumbered and are accounted for as unearned revenue on the balance sheet. The Company anticipates that these receipts will become unencumbered and will be recognized as revenue in 2004.

Annual Report 2003    (9)    Management’s Discussion and Analysis

•	Although the Company continued to experience price erosion in 2003 in a very competitive long distance market, customer and traffic growth is outpacing this compression. The increase in the number of subscribers, from 279,532 at December 31, 2002 to 354,248 at December 31, 2003, coupled with the increase in traffic per user, has driven the remainder of the increase in revenue, year over year. In 2003, the Company recognized $97,756 of domestic and international long distance revenues (including monthly recurring charges and Universal Service Fund (“USF”) fees) on approximately 907,000,000 minutes, resulting in a blended rate of approximately $0.11 per minute. In 2002, the Company recognized $82,466 of domestic and international long distance revenues on approximately 680,480,000 minutes, resulting in a blended rate of approximately $0.12 per minute.

•	Technology licensing and development revenues decreased $673 to $2,164 in 2003 from $2,837 in 2002. The decrease was related to having revenue from two contracts outstanding in 2003 compared to three in 2002. Technology licensing revenues are project-based and, as such, these revenues will vary from year to year based on the timing and size of the projects and related payments.

Real estate revenue increased $4,456 to $7,799 in 2003 from $3,343 in 2002. This was the first full year of revenues for the real estate division.

Operating costs and expenses

The changes in operating costs and expenses are primarily related to the following:

Telecommunications costs — The $35,070 increase relates primarily to the inclusion of a full year of the operations of RSL in 2003 as opposed to only three weeks in 2002. In 2003, the operations of RSL’s Enterprise business incurred $15,279 in telecommunications network expense versus $1,190 in December of 2002. The inclusion of a full year of activity for the Agent business of RSL resulted in an increase of $8,734. Additionally, the Company incurred an increase of $7,112 in telecommunications network expense associated with its network service offering in 2003 compared with 2002.

Income producing properties expense — The $2,424 increase relates primarily to the inclusion of a full year of operations for the real estate division.

Selling, general and administrative expense (“SG&A”) — The $15,671 increase relates primarily to the inclusion of a full year of the operations of RSL and real estate in 2003. In 2003, the operations of RSL’s Enterprise business incurred $10,361 in SG&A versus $810 in 2002.

Provision for doubtful accounts — The $561 decrease is primarily due to lower bad debt experience levels for direct billed customers because of the Company’s implementation of a dedicated collection team in 2003. The provision for doubtful accounts as a percentage of total revenue was 4.0% in 2003, compared to 6.8% in 2002. This percentage decrease was also due to the revenue from the network service offering being recognized on an unencumbered cash receipts method, totaling $7,629 in 2003 and $nil in 2002. Additionally, in 2003 the Company recognized $25,598, versus $1,547 in 2002, in revenues from the Enterprise segment. The revenues for the Enterprise segment have a significantly lower bad debt experience than Retail revenues.

Depreciation and amortization — The increase relates primarily to tangible and intangible assets acquired pursuant to the RSL and Transpoint acquisitions, and a full year of depreciation on income producing properties in real estate.

Research and development costs (“R&D”) — The Company suspended its R&D activities in 2002, and will resume investing in R&D when it becomes necessary to supplement its existing technology platform.

Gains and other income

Gains on short-term investments — The Company makes investments in equities of publicly traded companies, categorized as short-term investments. During 2003, the Company reduced its short-term investment portfolio, resulting in a gain on the sale of securities of $5,218 in 2003, compared to $28,067 in 2002. In 2002, the Company completed the disposition of its shares of AmeriSource Bergen Corp. (“Bergen”) and realized a gain of $26,573. These shares were received as partial consideration for the sale of the Company’s pharmacy services operations in January 1999, for which the Company recorded an impairment charge of $142,084 in 1999 and $21,888 in 2000.

Annual Report 2003    (10)    Management’s Discussion and Analysis

Other income — The $3,657 of other income in 2003 includes a $2,578 gain recognized in the third quarter of 2003. This relates to the assignment of certain liabilities of Acceris, owed to Winter Harbor LLC (“WH”), the former controlling shareholder of Acceris, to Counsel, pursuant to a settlement agreement between the Company and WH. In the fourth quarter of 2003, the Company recorded a $1,143 gain recognized on the discharge of certain Acceris network carrier obligations.

Impairments and other losses

Impairment on investments — The Company recorded impairments on short-term investments of $139 in 2003 and $4,011 in 2002. In 2003, the Company recorded impairments of certain portfolio investments of $650 compared to $640 in 2002.

Other losses — In 2003, the Company recorded other losses of $1,025 compared to $722 in 2002. The $1,025 of other losses in 2003 were costs incurred by the Company related to its unsuccessful offer to acquire its then outstanding $40.8 million, 6% convertible unsecured subordinated debentures, and to defend its right to settle the obligation with shares. The other losses in 2002 are primarily due to a $722 loss on the termination of the Company’s affiliation with Springwell Capital Partners, LLC.

Interest income and expense

Interest income — Interest income increased $219 to $620 in 2003.

Interest expense — The $499 increase in interest expense primarily relates to interest on amounts owed on the Company’s asset-based facility and mortgages and loans. The increase year over year relates primarily to higher average outstanding loan and mortgage amounts with asset-based lenders. The balance of the Company’s revolving credit facility was $12,127 and $9,086 at December 31, 2003 and 2002, respectively. This facility had an average interest rate of 6% during both years.

The Company’s convertible debentures were accounted for as a hybrid financial instrument, which contained both debt and equity elements. Under Canadian GAAP, the majority of the interest expense associated with the debentures was recorded as a charge to equity and thus excluded from interest expense reported by the Company (see note 13 (d) to the consolidated financial statements).

The convertible preferred shares issued in December 2003 are also accounted for as a hybrid financial instrument, containing both debt and equity elements. Under Canadian GAAP, the Company recorded the majority of the dividend associated with the convertible preferred shares as interest expense (see note 13 (d) to the consolidated financial statements).

Income taxes

Income tax expense — The income tax expense for the Company was $2,937 in 2003, compared to $9,655 in 2002.

The Company has significant operating and capital losses available to reduce future income tax expense. However, a substantial portion of the Company’s tax losses in the United States are subject to restrictions as to usage against future taxable income as a result of the application of the “change in ownership” rules in Section 382 of the Internal Revenue Code. These rules provide that an ownership change occurs when the percentage shareholdings of 5% direct or indirect shareholders of a loss corporation have in aggregate increased by more than 50 percentage points during the immediately preceding three years. Pre-existing tax losses in the United States are restricted as a result of previous acquisitions of new subsidiaries and may be further restricted as a result of subsequent changes in the shareholding and capital structure of the Company and/or the particular subsidiary. Accordingly, given the large losses incurred by the Company in recent years and the uncertainties associated with their future usage, a large portion of the future income tax assets resulting from tax losses have been reduced by a valuation allowance. There is also significant uncertainty as to when the Company’s estimated future income tax liabilities will become payable or will be determined to be no longer required by the Company.

Discontinued operations

On May 1, 2003, the Company sold its VoIP network operations to Buyers United Inc. (“BUI”), pursuant to an agreement signed in December 2002.

During the fourth quarter of 2002, the Company adopted a formal plan of disposal of its long-term care facilities. In October 2003, the Company received notices of intent, from the lessee, to exercise their options to purchase five retirement centres. The total purchase price pursuant to the options is Cdn $30,000, before costs of disposition, and the transaction is expected to close in the second quarter of 2004. At December 31, 2003, the centres had a net asset value of Cdn $22,200 and were subject to mortgages aggregating Cdn $18,234. The remaining seniors living facilities are expected to be sold by the fourth quarter of 2004.

Annual Report 2003    (11)    Management’s Discussion and Analysis

2002 COMPARED TO 2001

When considering the review of the results of continuing operations for 2002 compared to 2001, it is important to note the following significant changes in the Company’s operations that occurred in 2002 and 2001, namely:

1.	On June 4, 2001, the Company completed the purchase from a bankruptcy proceeding, of certain assets of WorldxChange Communications Inc. (“WorldxChange”), which offered a dial-around telecommunications product. The Company did not offer a comparable product prior to June 4, 2001.

2.	On December 10, 2002, the Company acquired the Enterprise and Agent business of RSL, including the assumption of certain liabilities. RSL offers voice services to residential and small business customers through an indirect sales channel. RSL also offers voice and data solutions to small and medium-size enterprise customers through a direct sales channel. The RSL operations from December 10, 2002 to December 31, 2002 have been included in the statement of operations for 2002.

3.	On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of ILC. The sale closed in the second quarter of 2003. As a result of the sale, the operational results related to ILC were reclassified as discontinued operations in 2002 and 2001 and accordingly are not included in the following analysis of continuing operations.

4.	In July 2002, the Company entered the real estate sector with the purchase of five income-producing properties.

Revenues

The increase in telecommunications revenue of $34,070, to $88,089 in 2002 from $54,019 in 2001, was primarily related to the following events:

•	In June 2001, the Company acquired the long distance operations of WorldxChange Communications Inc. from bankruptcy. The purchase was accounted for under the purchase method of accounting. Accordingly, revenue in 2001 was limited to revenue from the date of acquisition in June 2001 through the end of 2001 (approximately seven months) compared to twelve months of operations in 2002. The revenues from WorldxChange accounted for $82,752 in 2002, and all of the telecommunications revenues in 2001.

•	In December 2002, the Company acquired the assets of the Enterprise and Agent business of RSL from bankruptcy. The acquisition was accounted for under the purchase method of accounting and, accordingly, revenue of approximately $2,500 was recognized subsequent to the acquisition.

•	The primary reason for the decrease of $1,893 in revenues for the technologies segment, to $2,837 in 2002 from $4,730 in 2001, was the reduction in revenue relating to a two-year licensing agreement that ended in May 2002.

Real estate revenue increased to $3,343 in 2002, from $11 in 2001, due to the Company entering the real estate sector with the purchase of five income-producing properties in July 2002.

Operating costs and expenses

The changes in operating costs and expenses are primarily related to the following:

Telecommunications costs — The $15,390 increase related primarily to the inclusion of a full year of the operations of WorldxChange in 2002, compared to only seven months in 2001. On an annualized basis, telecommunications network expense decreased from 2001 to 2002. The decrease on an annualized basis correlated with a 14% increase in telecommunications services revenue margin (telecommunications services revenue less telecommunications network expense) in 2002 over 2001, primarily relating to improved network efficiency derived from reductions in operating costs and efficiencies relating to more scaled utilization of the Company’s network. Partially offsetting the improvement, in 2002, was the expensing of approximately $2,000 of network service offering costs for which no revenue was recognized. This expense was not present in 2001.

SG&A — The $1,387 increase related primarily to the inclusion of a full year of the operations of WorldxChange in 2002 compared to only seven months in 2001. This increase included $7,124 from the Retail segment and $777 from the Enterprise segment. The overall increase was partially offset by a decrease of $5,676 in advertising costs associated with the curtailment of a direct advertising program in the first quarter of 2002 that had commenced in 2001.

Annual Report 2003    (12)    Management’s Discussion and Analysis

Provision for doubtful accounts — The $5,160 increase related primarily to the inclusion of a full year of operations of WorldxChange in 2002 compared to only seven months in 2001. Additionally, in 2002, the Company experienced a shift in sales channels, resulting in more direct billing of customers, which tends to incur a larger percentage of uncollectible accounts.

Depreciation and amortization — The $1,734 decline in depreciation and amortization was related to the decrease in amortization of the Company’s intangible assets of $2,350, as certain intangible assets associated with the purchase of WorldxChange became fully amortized. This decrease was partially offset by a full year of depreciation and amortization on the acquired tangible assets of WorldxChange, the acquired tangible and intangible assets of RSL and the depreciation of the five-income producing properties for half a year in the real estate segment.

R&D — Over the past several years the Company has consolidated its research operations and curtailed research and development activities in order to concentrate its financial resources on sales and marketing of existing products. With the sale of the ILC business in December 2002, the Company has suspended its research and development activities.

Gains and other income

Gains on sale of investments — The Company makes investments in equities of publicly traded companies, categorized as short-term investments. During 2002, the Company recognized a gain on the sale of securities of $28,067 (2001 -$42,760). In 2002, the Company completed the disposition of its shares of Bergen and realized a gain of $26,573 (2001 -$42,578). These shares were received as partial consideration for the sale of the Company’s pharmacy services operations in January 1999, for which the Company recorded an impairment charge of $142,084 in 1999 and $21,888 in 2000.

Other income — Other income in 2002 was primarily related to WorldxChange. In the fourth quarter, WorldxChange learned that it had funds on deposit with certain carriers that it had not previously known existed. Upon verification of such deposits, the Company recorded the asset and recognized other income of approximately $200. The Company did not have similar transactions in 2001. The other changes from 2001 relate to various items that do not recur from year to year, and a decrease in interest earned in 2002 compared to 2001. This corresponds to the decrease in average cash balances on hand during the respective years and the reduction in interest rates during 2002.

In December 2001, the Company sold its subsidiary, Nexbell, to an unrelated party. Accordingly, the assets and liabilities of Nexbell were assumed by the purchaser with no further financial obligation on the Company’s part. At the time of the sale the liabilities exceeded the assets of Nexbell. The Company recorded a gain on sale of the subsidiary in the amount of $589.

Impairments and other losses

Impairments on investments — The Company recorded impairments on short-term investments of $4,011 in 2002 (2001 -$1,957). In 2002, the Company recorded impairments of certain portfolio investments of $640 compared to $19,340 in 2001. The majority of the impairments incurred in 2001 resulted from the write down of investments in early stage technology and internet companies.

Other losses — In 2002, the Company recorded other losses of $722 (2001 - $5,582). The other losses in 2002 are due to a $722 loss on the termination of the affiliation with Springwell Capital Partners, LLC.

Interest income and expense

Interest income — Interest income was $401 in 2002 (2001 — $2,645).

Interest expense — Interest expense was $3,002 in 2002 (2001 — $2,517). The $485 increase primarily relates to interest expense of approximately $447 on the Company’s revolving credit facility, which originated in December 2001, the inclusion of interest on WorldxChange’s capital leases for twelve months in 2002 as compared to seven months in 2001, and interest on mortgages payable on the five income-producing properties in the real estate segment.

The Company’s convertible debentures were accounted for as a hybrid financial instrument, which contained both debt and equity elements. Under Canadian GAAP, the majority of the interest expense associated with the debentures was recorded as a charge to equity and thus excluded from interest expense reported by the Company (see Note 13 (d) to the consolidated financial statements).

Annual Report 2003    (13)    Management’s Discussion and Analysis

QUARTERLY ANALYSIS

Management believes that the most appropriate way to analyze the Company’s results is to examine the changes in the business quarter over quarter. Accordingly, the Company has presented the consolidated and segmented operations on this basis in this MD&A.

Revenues

Telecommunications-Retail revenue grew in 2003 over 2002, due primarily to the inclusion of the Agent business of RSL, which the Company acquired on December 10, 2002. In the retail market the Company experienced an increase in the volume of business in 2003, based on approximately 907,000,000 minutes carried over the Company’s network and over lines leased from third parties, versus approximately 680,400,000 minutes in 2002. Additionally, the number of customers grew from approximately 280,000 at December 31, 2002 to approximately 354,000 at the end of 2003. However, the average blended rate per minute (including domestic and international calls) declined throughout 2003, from approximately $0.12 per minute in 2002 to approximately $0.11 per minute in 2003. The ratio of international long-distance business to domestic long-distance continued to be approximately 65:35 for 2002 and 2003.

Included in retail revenues is a network service offering, which the Company introduced in November 2002, and ceased offering in July 2003. The Company recognized revenues of $7,629 from this product in 2003, beginning in the second quarter, as cash receipts became unencumbered. It recognized $nil revenue from the product in 2002. At December 31, 2003,$4,011 in cash receipts remains encumbered and is accounted for as deferred revenues on the balance sheet. The Company anticipates that the remainder of these receipts will become unencumbered and will be recognized as revenue in 2004. The Company expects that retail revenue will increase in 2004 as it continues to offer local telephone services to additional markets throughout the United States.

Telecommunications-Enterprise revenue grew in 2003 due primarily to the inclusion of the Enterprise business of RSL, which was acquired on December 10, 2002. In 2003, the Enterprise business provided $25,598 in revenue, compared to $1,547 in 2002.

Telecommunications-Technologies revenue was generated by several project-based contracts. Revenue in this business segment is volatile, due to its contract-based nature. In 2003, revenue reported is from two contracts and totals $2,164, compared to $2,837 from three contracts in 2002.

Real estate revenues grew in 2003 due primarily to the inclusion of a full year of the operations of the five income-producing properties purchased in July 2002. Income-producing properties were 94.81% leased at December 31, 2003.

Telecommunication costs

Costs grew in 2003 over 2002, in line with revenues, due to increased traffic on the Company’s network and on lines leased from third parties. The increase in volume is directly related to the inclusion of a full year of activity for the Enterprise and Agent business of RSL, which resulted in an increase in telecommunications network expense of $8,734. Additionally, the Company recorded an increase of $7,112 in telecommunications network expense in 2003 over 2002, associated with its network service offering.

In 2003, the Company’s networks continued to operate below 50% utilization, consistent with 2002. The operation of the network has many fixed cost elements, and therefore changes in network utilization affect the telecommunications division’s operating results. In 2004, the Company expects network utilization to improve due to anticipated increases in network traffic, migration of traffic on low volume parts of the network “off-net”, and removal of under performing parts of the network. “Off-net” traffic refers to traffic that is transported on network lines leased from third parties.

The Company acquires telecommunication services from a number of carriers, and pricing obtained from those carriers affects the telecommunications division’s operating results. The Company is subject to various telecommunication taxes, whose calculation and mandated contribution rates change from time to time, affecting costs from period to period. Additionally, the destinations of customers’ long distance calls, particularly international calls, affect costs and overall profitability.

The Company expects that the telecommunications division’s operating loss will decrease in 2004 over 2003 as it increases network utilization by adding traffic, as well as taking traffic off-net in low or negative contribution parts of the United States.

Income producing properties expense

The increase in income producing properties expense relates primarily to the inclusion of a full year of operations for the real estate division.

Annual Report 2003    (14)    Management’s Discussion and Analysis

Other operating costs and expenses

SG&A — Costs increased primarily due to the acquisition of the Enterprise and Agent business of RSL in December 2002 and the acquisition of Transpoint in July 2003. Throughout 2003, the Company has been integrating these two businesses, as well as WorldxChange, and has been developing an infrastructure that will allow it to enter the local line business. The Company expects SG&A as a percent of revenue to decline during 2004, as this integration continues. Also, real estate costs increased, primarily due to the inclusion of a full year of operations. This was offset by a decrease in corporate expenses resulting from the closing of the New York office in 2002.

Provision for doubtful accounts — Improvement as a percent of revenue has occurred, due to both improved credit and collection processes and the use of the unencumbered cash receipts method of revenue recognition for the Company’s network service offering. The Company recognized $7,629 in revenue during 2003 associated with this product, which, because of the unencumbered cash method of accounting, experienced no bad debts.

Research and development — The Company suspended its R&D activities in 2002, and will resume investing in R&D when it becomes necessary to supplement its existing technology platform.

Depreciation and amortization — Pursuant to the RSL and Transpoint acquisitions, the Company acquired certain tangible and intangible assets, which are being amortized over periods of one to five years. Depreciation and amortization of the RSL assets was approximately $1,800 for all of 2003, and less than $150 in 2002. Additionally, the intangible assets associated with the Transpoint acquisition incurred amortization of $245 during 2003, versus $nil in 2002. The remainder of the increase is associated with depreciation on the income producing properties, and new furniture, fixtures, equipment and software purchased during 2003.

Annual Report 2003    (15)    Management’s Discussion and Analysis

Supplemental statistical and financial data

The following data is provided for additional information about the Company’s telecommunications operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

	2003
(In millions of dollars, except where indicated)	Q1	Q2	Q3	Q4
	$	$	$	$
Gross revenues — product mix
Domestic long distance	7.8	7.8	7.4	7.5
International long distance	12.8	14.4	15.3	15.1

Total retail voice traffic revenues	20.6	22.2	22.7	22.6
MRC/USF (1)	2.3	2.4	2.8	3.0
Dedicated voice	0.4	0.3	0.4	0.4

Total retail revenues	23.3	24.9	25.9	26.0
Enterprise revenues	7.1	6.8	5.9	5.9
Other	—	0.1	0.2	—

Total telecommunications revenue	30.4	31.8	32.0	31.9
Network service offering	—	4.1	3.1	0.4
Technology revenues	—	1.1	1.0	0.1

Total revenues	30.4	37.0	36.1	32.4

Gross revenues — product mix (in number of minutes)
Domestic long distance	135,236,248	140,798,912	134,198,098	121,880,023
International long distance	83,191,655	93,896,850	98,873,877	98,978,290
Dedicated voice	9,571,155	7,772,277	9,364,583	8,653,038
Retail subscribers (in number of people):
Dial around (2)	228,330	215,187	206,937	192,678
1+ (3)	136,896	174,486	168,242	161,570

Total subscribers	365,226	389,673	375,179	354,248

Average monthly revenues per user (retail): (4)	$	$	$	$

Dial around	21.5	19.9	20.7	21.8
1+	23.3	23.8	25.2	25.6

Telecommunications revenue by customer type:	$	$	$	$

Dial around	14.8	13.3	13.7	13.3
1+	8.5	11.6	12.2	12.7
Enterprise	7.1	6.8	5.9	5.9
Other	—	0.1	0.2	—

Total telecommunications revenues	30.4	31.8	32.0	31.9

Gross revenue — product mix (%):	%	%	%	%

Domestic long distance	33.5	31.4	28.6	28.9
International long distance	54.9	57.8	59.1	58.1
MRC/USF	9.9	9.6	10.8	11.5
Dedicated voice	1.7	1.2	1.5	1.5

Total retail revenues	100.0	100.0	100.0	100.0

Total enterprise revenues (%):	%	%	%	%

Voice	51.4	51.2	50.1	48.4
Data	43.4	41.6	44.2	44.9
Other	5.2	7.2	5.7	6.7

Total enterprise	100.0	100.0	100.0	100.0

(1)	MRC/USF represents “Monthly Recurring Charges” and “Universal Service Fund” fees charged to the customers.

(2)	“Dial around” refers to a product that allows a customer to make a call from any phone by dialing a 10-10-XXX prefix.

(3)	“1+” refers to a product that allows a retail customer to directly make a long distance call from their own phone by dialing “1” plus the destination number.

(4)	Average revenues per user is calculated as the revenues for the last month of the quarter divided by the number of users at the end of the quarter.

Annual Report 2003    (16)    Management’s Discussion and Analysis

The following data is provided for additional information about the Company’s real estate operations. It should be read in conjunction with the quarterly segment analysis provided herein. All amounts below are unaudited.

Income producing properties	December 31, 2003

		Occupancy	Net Book		Net	Net Operating	Interest	NOI less	Return on	Non-levered
Property	Location	Rates	Value	Mortgage	Equity	Income('NOI')	Expense	Interest	Equity	Return
			$	$	$	$	$	$	%	%
Portage Place	Peterborough, Ontario	97.03%	19,068	10,034	9,034	1,939	662	1,277	14%	10%
Southland Mall	Winkler, Manitoba	95.77%	7,200	5,295	1,905	909	348	561	29%	13%
Suncoast Mall	Goderich, Ontario	95.38%	7,707	4,521	3,186	791	303	488	15%	10%
Willowcreek Centre I	Peterborough, Ontario	98.26%	4,610	3,976	634	518	263 (ii)	255	40%	11%
Humboldt Mall	Humboldt, Saskatchewan	85.60%	1,153	—	1,153	147	—	147	13%	13%
1250 Steeles Ave. West	Brampton, Ontario	100.00%	2,487	2,089	398	292	90	202	51%	12%

			42,225	25,915	16,310	4,596	1,666	2,930	18%	11%

			Less: Internal management fees (i)			(175)
			Less: Interest capitalized (ii)				(216)
			Other corporate costs			(494)

						3,927	1,450

(i)	Income producing properties are internally managed and management fees are eliminated on consolidation

(ii)	$216 of interest was capitalized to properties under development

Annual Report 2003    (17)    Management’s Discussion and Analysis

SEGMENT ANALYSIS

The Company believes that providing the results of business segments on a rolling eight-quarter basis, supplemented by commentary, provides meaningful information for users of the consolidated financial statements. The Company’s continuing communications operations are: Telecommunications-Retail, Telecommunications-Enterprise and Telecommunications-Technologies. Its other reportable segments are Real Estate and Corporate.

Telecommunications — Retail

	Unaudited								Audited
									Twelve months ended
									December 31
	2002	2002	2002	2002	2003	2003	2003	2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Revenues
Retail	22,811	20,984	19,834	20,076	23,272	25,363	26,070	25,816	49,289	83,705	100,521
Network services	—	—	—	—	—	4,142	3,079	408	—	—	7,629

	22,811	20,984	19,834	20,076	23,272	29,505	29,149	26,224	49,289	83,705	108,150
Operating costs and expenses:
Telecommunication costs (exclusive of network services, depreciation and amortization shown below)	13,273	12,237	10,973	11,267	14,715	15,209	16,032	15,668	35,546	47,750	61,624
Telecommunication costs — network services	—	—	—	1,995	6,205	2,165	807	(70)	—	1,995	9,107
Selling, general and administrative	7,698	6,179	5,717	7,890	10,788	10,434	10,804	10,354	20,558	27,484	42,380
Provision for doubtful accounts	1,357	1,251	1,118	2,240	1,175	1,131	1,465	1,661	839	5,966	5,432
Depreciation and amortization	980	977	966	1,133	1,164	1,162	1,453	1,088	2,286	4,056	4,867

Operating income (loss)	(497)	340	1,060	(4,449)	(10,775)	(596)	(1,412)	(2,477)	(9,940)	(3,546)	(15,260)

Telecommunications-Retail business includes the operations of WorldxChange, acquired in June 2001, and the Agent business of RSL acquired in December 2002. The core business is as a facilities-based telecommunications provider in the retail long distance market. Telecommunications-Retail also provided a network service offering that commenced in the fourth quarter of 2002 and was discontinued in the third quarter of 2003. Telecommunications-Retail started offering local dial tone products to its residential and small business customers in the fourth quarter of 2003. In 2003, integration costs of $1,255 (included in selling, general and administrative expenses) were incurred as the Company worked to complete the integration of the acquired businesses.

Telecommunications-Retail accounted for $108,150 of telecommunication services revenue in 2003 (2002 — $83,705; 2001 -$49,289). The increase over 2002 resulted from the recognition of revenue under the unencumbered cash basis of accounting relating to a network service offering, and from the inclusion of revenue from the Agent business of RSL. It is anticipated that Telecommunications-Retail revenue will continue to increase in 2004.

Telecommunications-Retail’s telecommunication network expense was $70,731 in 2003 (2002 — $49,745; 2001 — $35,546). The increase over 2002 relates primarily to the acquisition of the former Agent business of RSL in December 2002 and the inclusion of network expenses related to the network service offering.

Many factors affect the predictability of margins. These include pricing and cost attributes associated with over 700 long distance programs, fluctuations in the number of minutes carried over the Company’s frame relay and voice network, changes in the contribution rate to the USF, and other regulatory changes associated with the USF.

Telecommunications-Retail’s selling, general and administrative expense was $42,380 in 2003 (2002 — $27,484; 2001 — $20,558). The increase in 2003 resulted from the acquisition of the former Agent business of RSL, an increase in commission costs related to the sales channel strategy (commissions paid to commercial agents and MLM channels), an increase in personnel costs and an increase in professional fees.

Telecommunications-Retail’s provision for doubtful accounts was $5,432 in 2003 (2002 — $5,966; 2001 — $839).

In 2004, the Company expects to bundle its competitive long distance rates with the recently launched local service and other enhanced products to offer a unique, in-language suite of integrated services targeted at specific ethnic markets. From the first voice a customer hears, through to the receipt of an invoice, all communications with customers will now be in their own language. Currently, the Company is targeting telecommunications traffic originating in the United States with destinations in India, China, Brazil, Latin America and Eastern Europe, and this scope will be expanded going forward.

The Company’s commercial agent channel will continue to focus on providing the highest levels of service at the most competitive price, helping the Company’s agent customers become more successful. The Company also recently launched a loyalty program to reward those agents who increase their business with the Company by providing incremental revenue. The Company expects that this will lead to a significant increase in revenue.

Annual Report 2003    (18)    Management’s Discussion and Analysis

As the Company’s revenue mix changes in 2004, the contribution from this business will improve for three primary reasons:

1.	The Company expects to increase the revenue per customer by converting existing customers to its bundled offering while attracting new customers at higher average revenue rates due to the expanded service offering, i.e. local and long distance versus only long distance in 2003 and prior.

2.	The Company has commenced the roll out of its internally developed VoIP and enhanced services, complemented by deploying the latest solutions available from Nortel. This will be coupled with the consolidation of its network operating centres from two to one, and the reduction of the unprofitable parts of its network as traffic in these parts of the United States will be carried off-net.

3.	The continued deployment of technology and standard processes and consolidation of the Company’s back office functions, teamed with the Company’s shift toward increased direct billing and the attraction of a customer base with a longer average life will improve the return on investment from each customer.

Telecommunications — Enterprise

	Unaudited									Audited
										Twelve months ended
	2001	2002	2002	2002	2002	2003	2003	2003	2003	December 31
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$	$
Revenues
Enterprise	—	—	—	—	1,547	7,095	6,747	5,854	5,902	—	1,547	25,598

	—	—	—	—	1,547	7,095	6,747	5,854	5,902	—	1,547	25,598
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	—	—	—	—	1,191	4,828	3,945	3,233	3,273	—	1,191	15,279
Selling, general and administrative	—	—	—	—	777	2,768	2,724	2,223	2,646	—	777	10,361
Provision for doubtful accounts	—	—	—	—	33	—	—	—	—	—	33	—
Depreciation and amortization	—	—	—	—	158	662	595	541	440	—	158	2,238

Operating loss	—	—	—	—	(612)	(1,163)	(517)	(143)	(457)	—	(612)	(2,280)

Telecommunications-Enterprise is comprised of the operations of the former Enterprise business of RSL acquired in December 2002.

The Company’s Enterprise channel is targeted at medium-sized companies where the Company can compete on service and price. The Company believes its customer service is second to none, as clients are assigned a dedicated Acceris representative responsible for ensuring the customer’s needs are met. The Company has also established strong relationships with all major telecommunications carriers, and is thus able to design a fully managed system for its customers utilizing a combination of carriers that best suits their objectives.

Following the acquisition of the Enterprise business of RSL, the Company continues to deliver the high level of service that RSL has historically brought to the market place, and which has been the hallmark of its reputation. The revenue decline experienced during the year was due to the loss of several customers who made the decision to change providers while the business was in a bankruptcy proceeding, as well as to normal turnover. Following the acquisition, the Company began to implement customer attraction strategies in this business, which has a lengthy sales cycle. The Company expects that in 2004 its customer attraction/retention initiatives, coupled with its back office integration initiatives, will lead to improved contributions from this segment.

The comparative figures in 2002 are for the period of December 11, 2002 through December 31, 2002.

Annual Report 2003    (19)    Management’s Discussion and Analysis

Telecommunications — Technologies

	Unaudited								Audited
									Twelve months ended
	2002	2002	2002	2002	2003	2003	2003	2003	December 31
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Revenues
Technology and patents	1,581	888	321	47	—	1,050	1,049	65	4,730	2,837	2,164

	1,581	888	321	47	—	1,050	1,049	65	4,730	2,837	2,164
Operating costs and expenses:
Telecommunication costs (exclusive of depreciation and amortization shown below)	—	—	—	—	—	—	—	(4)	—	—	(4)
Selling, general and administrative	1,002	968	942	1,350	669	1,652	954	962	8,922	4,262	4,237
Research and development	382	465	317	235	—	—	—	—	2,162	1,399	—
Provision for doubtful accounts	—	—	—	—	—	—	—	6	—	—	6
Depreciation and amortization	558	559	536	470	517	517	517	528	5,072	2,123	2,079

Operating loss	(361)	(1,104)	(1,474)	(2,008)	(1,186)	(1,119)	(422)	(1,427)	(11,426)	(4,947)	(4,154)

Telecommunications-Technologies licenses a fully developed technology platform to third party users that facilitates the convergence of traditional telecommunications equipment and Internet Protocol technologies. Technology licensing revenues and contributions are project based and, as such, these amounts will vary from period to period based on the timing and size of technology licensing projects and payments.

One of the Company’s most exciting developments in 2003 was the acquisition of a second patent related to VoIP. Utilizing the patented technology, VoIP enables telecommunications customers to originate a phone call on a traditional handset, transmit any part of that call via the Internet, and then terminate the call over the traditional telephone network. This new patent acquisition, combined with the Company’s existing VoIP patent, creates an international patent portfolio covering the basic process and technology that enables VoIP communications, and transforms Acceris into a major participant in the provision of VoIP solutions. Going forward, the Company intends to aggressively pursue recognition of its intellectual property in the marketplace through a focused licensing program.

Telecommunications-Technologies reported revenue of $2,164 in 2003 (2002 — $2,837; 2001 — $4,730). The revenues in 2003 relate to two contracts. The first contract was entered into during the first quarter of 2003, with acceptance of the technology being obtained in the second quarter of 2003. The second contract, with an overseas customer, was entered into during the third quarter of 2003 and is expected to continue into 2004/2005. Revenue in 2002 and 2001 was largely from a $10 million licensing agreement with a single customer that was recognized over a twenty-four month period ending in May 2002.

In 2003, Telecommunications-Technologies’ selling, general and administrative expense was $4,237 (2002 — $4,262; 2001 — $8,922). It is anticipated that selling, general and administrative expense will change from year to year and quarter-to-quarter, based on the business volumes in the segment.

Telecommunications-Technologies did not incur any research and development costs in 2003 (2002 — $1,399; 2001 — $2,162). The maturity of the product offering and advancement of the technology does not require the business to invest in research and development at this time. However, investment in this segment may be required in the future to ensure that the technology continues to meet the expanding needs of the customer base.

Real Estate

	Unaudited								Audited
									Twelve months ended
	2002	2002	2002	2002	2003	2003	2003	2003	December 31
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Revenues
Canada	75	78	1,486	1,704	1,783	1,988	1,901	2,127	11	3,343	7,799

	75	78	1,486	1,704	1,783	1,988	1,901	2,127	11	3,343	7,799
Operating costs and expenses:
Income producing properties	—	—	502	946	944	1,047	882	999	—	1,448	3,872
Depreciation and amortization	16	16	107	60	102	63	68	253	3	199	486

Operating income	59	62	877	698	737	878	951	875	8	1,696	3,441

Annual Report 2003    (20)    Management’s Discussion and Analysis

The Company’s real estate business, Counsel Real Estate Inc., is in the business of investing in and developing income-producing commercial properties, primarily retail shopping centres, and receives fees for its participation in a variety of real estate ventures and from property management activities.

The Real Estate business is comprised of six income-producing properties, five of which were purchased in the third quarter of 2002. The leasable area of these properties is 729,722 square feet.

The Real Estate segment has generated positive operating and net income since inception and is self-funding. The Company anticipates that it will acquire additional properties. As at December 31, 2003, income-producing properties were 94.81% leased.

The Company has two active development projects, Imperial Square and 1250 Steeles. Imperial Square, an approximately 57,000 sq. ft. retail center, is located in Guelph, Ontario. The Imperial Square property development is expected to cost $6,844, and will be completed in 2004. The Company expects to fund this development through a non-revolving construction loan of up to $4,179, bearing interest at the greater of 9.25% or prime plus 3%.

The other development project, 1250 Steeles Avenue West, is located in Brampton, Ontario. Construction is expected to begin in second quarter 2004. The project is due to be completed by third quarter 2004.

Corporate Costs and Expenses

	Unaudited								Audited
									Twelve months ended
	2002	2002	2002	2002	2003	2003	2003	2003	December 31
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2001	2002	2003
	$	$	$	$	$	$	$	$	$	$	$
Operating costs and expenses:
Selling, general and administrative	3,692	2,718	4,016	2,788	1,304	1,094	796	1,236	14,780	13,214	4,430
Depreciation and amortization	130	40	151	258	124	25	18	17	1,488	579	184

Operating loss	(3,822)	(2,758)	(4,167)	(3,046)	(1,428)	(1,119)	(814)	(1,253)	(16,268)	(13,793)	(4,614)

Head office costs in 2003 amounted to $4,430 (2002 - $13,214; 2001 - $14,780). The decrease is primarily due to the reduction of overhead costs resulting from closing the Company’s New York office and the termination of the Company’s affiliation with Springwell Capital Partners, LLC.

Annual Report 2003    (21)    Management’s Discussion and Analysis

CAPITAL RESOURCES AND LIQUIDITY

Summary of Consolidated Balance Sheet Data

	December 31,	December 31,
	2003	2002
	$	$
Total assets	143,589	134,714
Working capital	(21,933)	(14,896)
Long-term financial liabilities	88,693	75,041

Working capital

The Company has experienced a reduction of $7,037 in working capital in 2003 resulting in a working capital deficit of $21,933 at December 31, 2003 (2002 - $14,896; 2001 - ($12,690)). The primary changes in working capital have resulted from a $4,787 increase in accounts payable and accrued liabilities, a $3,053 increase in unearned revenue relating to a discontinued network service offering, and a $3,041 increase in the revolving credit facility. These are partially offset by an increase in current assets, due to the reclassification of the Company’s investment in preferred stock of BUI from long term to current at December 31, 2003.

The Company expects working capital to improve in 2004 as it recognizes amounts from unearned revenue, disposes of long-term care assets and earns operating income.

Sources of funding

The Company remains financially sound with $19,377 in cash and cash equivalents and short-term investments on December 31, 2003 (2002 - $12,075; 2001 - $31,998). Management expects the Company to generate positive operating income and net earnings in 2004.

In 2003, included in sources of cash were existing cash reserves, proceeds from convertible preferred shares, proceeds on the liquidation of short-term investments and positive operating cash flow from real estate. In 2004, the Company expects to monetize its investment in long-term care facilities on favourable terms, and Acceris plans to obtain funds in the public market, obtain additional financing from revolving credit facility as revenue grows and to liquidate its equity interest in BUI.

Uses of funding

In 2003, funds were primarily used to fund operations, to make capital expenditures, to make scheduled payments on mortgages and capital leases, to acquire Transpoint and Imperial Square, and to develop Imperial Square.

In 2002, funds were used to purchase five income-producing properties, to acquire the Enterprise and Agent business of RSL from bankruptcy, and to fund operating losses of the Company’s telecommunications business.

In 2001, significant outflows included funding of acquisitions to expand the telecommunications business and to fund operating losses.

Convertible debentures

On October 31, 2003, the Company settled its outstanding 6% convertible debentures at maturity by delivering 690 common shares for each thousand dollars of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision. The Company incurred $1,025 in costs in 2003 primarily related to its offer to purchase the debentures prior to maturity, as well as in its defense of the lawsuit.

At December 31, 2002, the Company’s convertible debentures had an outstanding face value of $42,561, and a fair value of $27,882.

Annual Report 2003    (22)    Management’s Discussion and Analysis

Convertible preferred shares

On December 19, 2003, the Company completed a private placement of a new series of convertible preferred shares for proceeds of $15,000. The proceeds from the private placement will be used for working capital purposes. The preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing July 1, 2004. If cash dividends are not paid when due, the Company must pay the dividend via the issuance of additional preferred shares, subject to an aggregate maximum of 2,000,000 Series A preferred shares. The preferred shares are convertible on a one-for-one basis into common shares, by the holder and the Company, contingent on certain conversion factors. The preferred shares are redeemable at the option of the holder, commencing on January 1, 2009, at their original price plus all accrued and unpaid dividends.

Under Canadian GAAP, the Company accounts for such a financial instrument as a hybrid because of its debt and equity components. At December 31, 2003, $11,200 of the instrument is included in liabilities, while $3,800 of the instrument is included in shareholders’ equity.

Acquisition of securities

On December 12, 2003, the Company renewed its normal course issuer bid to purchase up to 2,430,113 common shares or 5% of the outstanding common shares of the Company, during the 12-month period beginning December 16, 2003 and ending on December 15, 2004.

During 2003 the Company acquired 1,352,200 (2002 - 748,000; 2001 - 1,444,000) common shares for cancellation for $2,525 (2002 - $1,532; 2001 - $2,722). The excess of the average issue price over the repurchase price was credited to contributed surplus. During 2003, $3,628 was credited to contributed surplus (2002 - $1,886; 2001 - $3,878). 250,000 of the common shares acquired in 2003 were from former employees.

During 2003, pursuant to normal course issuer bids, the Company purchased for cancellation $1,700 (2002 - $200; 2001 - $5,740) of debentures for cash consideration of $1,161 (2002 - $141; 2001 - $3,180), reducing the liability component of the debentures payable by $22 (2002 - $9; 2001 - $720). As a result of the redemption and the cancellation of repurchased convertible debentures, the outstanding face amount as at December 31, 2003 was $nil (2002 - $42,561; 2001 - $42,761). The fair value of the debentures as at December 31, 2003 was $nil (2002 - $27,882; 2001 - $23,519).

Property, plant and equipment

Investment in property, plant and equipment for the year ended December 31, 2003 was $2,333 (2002 - $1,739; 2001 - $1,163). The Company expects to invest approximately $4,000 in property, plant and equipment during fiscal 2004. Funding for these investments is expected to come from cash on hand and short-term investments, operating cash flows, and from capital raised by Acceris.

Obligations

The following table summarizes all the outstanding obligations of the Company’s continuing operations by the year in which they become due. The Company expects to fund these obligations from operating income, cash on hand, the renewal of mortgages and loans and the capital raised by Acceris.

	2004	2005	2006	2007	2008	Thereafter	Total
	$	$	$	$	$	$	$
Mortgages and loans	4,377	1,055	1,479	1,210	16,714	3,599	28,434
Convertible preferred shares	—	—	—	—	—	15,000	15,000
Revolving credit facility	—	12,127	—	—	—	—	12,127
Operating leases	5,861	2,140	1,410	922	492	374	11,199
Capital leases	2,948	1,666	—	—	—	—	4,614

Total	13,186	16,988	2,889	2,132	17,206	18,973	71,374

Cdn$ denominated debt	6,611	1,045	1,114	1,189	16,685	3,615	30,259
US$ denominated debt	6,575	15,943	1,775	943	521	15,358	41,115

	13,186	16,988	2,889	2,132	17,206	18,973	71,374

Annual Report 2003    (23)    Management’s Discussion and Analysis

The Company expects to renew loans and mortgages as they become due, and is subject to volatility in interest rates and property valuations at the time of renewal.

In addition, the Company has provided a keep well letter to its subsidiary, Acceris. Under this letter, the Company is obligated to fund the ongoing operations of Acceris through June 30, 2005. In 2003, the Company funded Acceris in the amount of $8,925 (2002 - $13,823; 2001 - $41,420).

Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $40,236. Seven of these mortgages, amounting to $30,900, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership, and the Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that became due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,336 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance, and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that became due under this guarantee.

Related party transactions

The holder of the non-controlling equity interest in the Imperial Square retail development site acquisition, in Guelph, is affiliated with a member of the board of directors of the Company.

Dividends

The Company did not pay any cash dividends in 2003, 2002 and 2001.

The Company does not intend to pay dividends to its common shareholders. Pursuant to the private placement of preferred shares noted below, the Company has agreed that dividends on its common shares shall not exceed $0.09 per share per annum, on a non-cumulative basis, as long as any Series A preferred shares are outstanding.

On December 19, 2003, the Company completed a private placement of a new series (Series A) of convertible preferred shares. Under this agreement, the Series A preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2004. If cash dividends are not paid when due, Counsel must issue additional Series A preferred shares as a stock dividend (subject to an aggregate maximum of 2,000,000 Series A preferred shares).

There are certain restrictions on the payment of dividends by some of the Company’s subsidiaries, due to compliance with certain business corporations acts and covenants of its revolving credit facility.

Subsequent events

Subsequent to year-end, the Company received confirmation that certain indefeasible rights of usage (“IRUs”) acquired by the Company have been reclaimed by the IRU’s consortium, which is the group that owns and operates the cable. As a result of this reclamation of the IRU by the consortium, the Company has been discharged of approximately $767 of obligations payable to the consortium existing at December 31, 2003. The Company expects to record the discharge of this obligation as other income for the first quarter of 2004.

Subsequent to year-end, the Company has converted its preferred stock in BUI to shares of common stock. In a private placement, the Company sold 50% of the shares of common stock for approximately $1,600, which proceeds will be used to fund operations, capital expenditures and to improve working capital. The Company will record a gain of approximately $566 in the first quarter of 2004 relating to the sale of these shares. These shares were included in short-term investments at December 31, 2003.

Annual Report 2003    (24)    Management’s Discussion and Analysis

CRITICAL ACCOUNTING ESTIMATES

Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations discusses the Company’s consolidated financial statements, which have been prepared in accordance with accounting policies generally accepted in Canada (“Canadian GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, the valuation of portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment and intangible assets. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

This discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and notes. To aid in the understanding of the Company’s financial reporting, its critical accounting policies are described below. These policies have the potential to significantly impact the Company’s financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The Company has identified its most critical accounting estimates to be the following:

Revenue recognition

Telecommunication services
Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates and net of estimated bad debts, customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenue for a period is calculated from information received through the Company’s network switches. Bad Debts, customer credits and billing errors are significant estimates made by management based on a number of factors including historical experience and current trends. Revenues from billings for services rendered where collectibility cannot be determined are recognized when the cash collections to be retained by the Company are finalized.

Revenues for the Company’s network service offering, which it began to sell in November 2002 and ceased selling in July 2003, are accounted for using the unencumbered cash method. The Company determined that collectibility of the amounts billed to customers was not reasonably assured at the time of the billing. Under its agreements with local exchange carriers (“LECs”), cash collections remitted to the Company are subject to adjustment, generally over several months. Accordingly, the Company recognizes revenue when the actual cash collections to be retained by the Company are finalized and unencumbered. There is no further billing of customers for the network service offering subsequent to the program’s termination. Also, at December 31, 2003, the Company had approximately $4,011 in cash receipts that were still subject to adjustment by the LECs and therefore encumbered. This amount is included in unearned revenue at December 31, 2003. The Company expects that a portion of these amounts will become unencumbered during 2004, and it will record revenues at such times that the Company finalizes cash collection amounts with the LECs.

Technology licensing
Revenue from the sale of software licenses is recognized when a non-cancelable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenue is recognized ratably over the term of the related agreements. When a license of technology requires continued support or involvement of the Company, contract revenue is spread over the period of the required support or involvement.

Valuation of portfolio investments

Portfolio investments represent investments in both publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost; and earnings from such investments are only recognized to the extent received or receivable. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in the consolidated financial statements.

Annual Report 2003 (25) Management’s Discussion and Analysis

Valuation of intangible assets

Effective 2002, companies are no longer permitted to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually based on a comparison of a reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit.

Intangible assets are recorded at fair value upon acquisition. Finite-life intangible assets are amortized on a straight-line basis over their estimated useful life of one to five years (see Note 11 to the December 31, 2003 consolidated financial statements).

On an ongoing basis, management reviews the carrying value of intangible assets and the amortization of finite-life intangible assets, taking into consideration any events and circumstances that might have impaired their carrying values. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Valuation of income producing properties

Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the carrying value at which a property is reported assumes the property will be held for the long term. Otherwise, the net realizable value method is used. Estimated net realizable value represents the estimated selling price reduced by any costs expected until final disposition, assuming reasonable market conditions.

Income taxes

Counsel operates in Canada and the United States and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of operations is based on a number of different estimates made by management. The effective tax rate can change from year to year based on the mix of income or loss among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on the balance sheet. The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carry forwards and the future tax depreciation of capital assets are assessed at each quarter-end and a valuation allowance may be established or modified. Changes in the amount of the valuation allowance required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Material changes in income tax assets, liabilities, expense and recoveries may occur in the short term.

Restrictions in the Company’s ability to utilize income tax loss carry forwards have occurred in the past due to the application of change in ownership tax rules in the United States. There is no certainty that the application of these rules may not re-occur, resulting in further restrictions on the Company’s income tax loss carry forwards existing at a particular time. Any such additional limitations could require the Company to pay income taxes in the future and record an income tax expense to the extent of such liability.

The Company could be liable for income taxes on an overall basis while having unutilized tax loss carry forwards, since these losses may be applicable to one jurisdiction and/or particular line of business while earnings may be applicable to a different jurisdiction and/or line of business. Additionally, income tax loss carry forwards may expire before the Company has the ability to utilize such losses in a particular jurisdiction and there is no certainty that current income tax rates will remain in effect at the time when the Company has the opportunity to utilize reported tax loss carry forwards.

Annual Report 2003 (26) Management’s Discussion and Analysis

NEW ACCOUNTING PRONOUNCEMENTS

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning on implementing this standard in 2005.

Generally accepted accounting principles

In July 2003, the CICA issued handbook section 1100, Generally Accepted Accounting Principles. The section establishes standards for financial reporting in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company will implement the new section prospectively beginning on January 1, 2004. Due to the prospective nature of this change, there is no impact on the Company’s consolidated financial statements as of the implementation date; however, the standard will require the Company to record income arising from tenant leases and depreciation on buildings on a straight-line basis.

Stock-based compensation

The CICA handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments was amended to require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004 for public companies. The Company will be adopting the standard retroactively on January 1, 2004. The impact on the financial statements will be consistent with the proforma results disclosed in Note 19.

Asset retirement obligations

In December 2002, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. The standard is effective for years beginning on or after January 1, 2004. The Company does not expect the adoption of the standard to have a material impact on the financial position and results of operations.

Hedging transactions

In December 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships”, which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of, hedge accounting. The adoption of this guideline is not expected to have an impact on the Company’s financial statements.

Impairment of long-lived assets

In November 2002, the CICA issued Handbook Section 3063, “Impairment of long-lived assets” (“CICA HB 3063”). The new section provides guidance on the recognition, measurement, and disclosure of the impairment of long-lived assets. It replaces the write-down provision in Handbook Section 3061 “Property, Plant and Equipment”. The section requires an impairment loss for a long-lived asset (to be held and used) to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition; requires an impairment loss for a long-lived asset (to be held and used) to be measured as the amount by which its carrying amount exceeds its fair value; and provides guidance on determining fair value. CICA HB 3063 is effective for years beginning on or after April 1, 2003. The Company does not expect the adoption of the standard to have a material impact on the financial position and results of operations.

Annual Report 2003 (27) Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

This section outlines risks and uncertainties that can have an impact on the Company’s operating results and financial position over the course of the year, other than those discussed above.

Keep Well for Acceris (91% held investment; 100% consolidated)

Counsel has agreed to fund through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During 2003, Counsel advanced Acceris approximately $7,896 under its Keep Well, converted approximately $5,667 of accrued interest into principal and converted $40,673 of existing loans receivable from Acceris into equity in Acceris, increasing its ownership of Acceris from 70% to 91%. In 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur or should it not occur on terms acceptable to Acceris and Counsel, Acceris will call upon the Keep Well. At December 31, 2003, Counsel has $19,377 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. Cash and cash equivalents are on deposit at major financial institutions. The Company’s communications customers are generally concentrated in areas of highest population in the United States, more specifically California, Florida, New York, Texas and Illinois. No single customer accounted for over 10% of revenues in 2003 or 2002. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers.

Interest rate risk

Interest rate risk arises due to the exposure to the effect of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates primarily on its revolving credit facility, and on its mortgages depending on prevailing rates at renewal.

Market value risk

The business model for the real estate segment involves the leveraging of acquired assets with third party debt, normally in the form of mortgages. The debt level attributed to a particular property is normally determined as a percentage of market value for the asset at the time the asset is financed. Should market values decline for a particular property, the ability of the Company to replace the debt at renewal at previous levels and on favourable terms could be in doubt.

Foreign exchange risk

Foreign exchange risk arises to the extent of net assets invested in Canadian dollars and operations derived from those Canadian dollar investments. The consolidated financial statements are expressed in U.S. dollars as it is the currency of the primary economic environment in which the Company conducts its operations.

In addition, Counsel has a number of self-sustaining operations, the disposal of which could result in the recognition of deferred exchange gains or losses.

Acquisitions and integration

Counsel pursues a strategy of acquiring businesses in order to achieve growth, scale and ultimately, profitability. If Counsel is unable to find suitable acquisitions or the funding to complete them, the Company may not realize its strategic goals. Likewise, the speed and effectiveness with which the Company is able to integrate acquired companies into existing businesses and realize anticipated synergies could have a significant short-term impact on profitability.

Annual Report 2003 (28) Management’s Discussion and Analysis

Dispositions of investments

An integral part of Counsel’s strategy is the ability to sell acquired businesses once a targeted level of growth has been achieved. There can be no guarantee that Counsel will be able to find a buyer once a decision to sell has been made. Changes in capital markets, economic environments and other factors could delay a sale or substantially reduce the planned selling price, thereby reducing the profitability and planned sources of future funding.

Volatile telecommunications market

During the last several years, the telecommunications industry has been very volatile as a result of over capacity, which has led to price erosion and bankruptcies. If the Company cannot control subscriber and customer attrition through maintaining competitive services and pricing, revenue could decrease significantly. Likewise, by maintaining competitive pricing policies, the revenue per minute earned by the Company may decrease significantly. Both scenarios could result in the Company not meeting profitability targets.

Telecommunications billing

Telecommunications-Retail relies on an enterprise billing solution to bill customers. If that technology fails to operate as expected, there is a risk that revenue could be lost or customers could be billed incorrectly.

Telecommunications trends

The market for telecommunications services is extremely competitive. To be competitive and meet changing customer requirements, the Company must be attentive to rapidly changing technology, evolving industry standards, emerging competition and frequent new software and services introductions.

Technology changes

A portion of the communications business is built on the licensing of certain technology. New technologies may emerge that would make the Company’s product offering obsolete without a pursuit of technological advances that would require substantial time and expense and may not succeed in adapting the Company’s technology offering to new or alternate technologies. In addition, there may be other businesses that are attempting to introduce products similar to those the Company offers or plans to offer for the transmission of business information over the Internet. The Company might not be able to successfully compete with these market participants.

The Company must continue to have up to date technology and be attentive to general economic trends to compete in the communications services industry.

Government regulation

The telecommunications industry is subject to government regulation at federal, state and local levels. Any change in current government regulation regarding telecommunications pricing, system access, consumer protection, or other relevant legislation could have a material impact on the results of operations. Most of the Company’s current operations are subject to regulation by the FCC under the Communications Act of 1934. In addition, certain of the Company’s operations are subject to regulation by state public service commissions. Changes in the regulation of, or the enactment or changes in interpretation of, legislation affecting the Company could damage its operations and lower the price of its common stock.

Through the Telecommunications Act of 1996, Congress sought to establish a competitive and deregulated national policy framework for advanced telecommunications and information technologies. To date, local exchange competition has not progressed to a point where significant regulatory intervention is no longer required. Regulators believed that a “hands-off” policy would drive local exchange service into an adequately competitive market, but there continues to be a strong need for policy issue clarification and construction. Some policy changes have been addressed through the court system, not the regulatory system. For instance, the FCC has attempted several times to develop a list of “Unbundled Network Elements” (“UNEs”) which are portions of the incumbent local exchange carrier (“ILECs”) networks and services that must be sold separately to competitors. On several occasions, the courts have rejected the FCC’s approach to defining UNEs. The FCC’s most recent attempt to develop rules, the Triennial Review Order, was vacated by the U.S. Circuit Court of Appeals in Washington D.C. on March 4, 2004. The Court’s ruling is scheduled to go into effect 60 days after decision but will likely be appealed to the U.S. Supreme Court. If the U.S. Supreme Court agrees with the decision, the effective date of this ruling could be delayed. The Company is unable to determine the outcome of these proceedings, however, the inability to purchase UNEs could increase the Company’s costs for providing local service, or prevent the Company from providing the service altogether.

Annual Report 2003 (29) Management’s Discussion and Analysis

The Telecommunications Act, among other things, allows the Regional Bell Operating Companies and others to enter the long distance business. Entry of the Regional Bell Operating Companies and other entities, such as electric utilities and cable television companies, into the long distance business may have a negative impact on the Company or its customers. The Company anticipates that some of these entrants will prove to be strong competitors because they are better capitalized, already have substantial customer bases, and enjoy cost advantages relating to local telecom lines and access charges. This could adversely impact the results of the Company’s operations, which could have a negative impact on the Company’s common stock. In addition, the Telecommunications Act provides that state proceedings may, in certain instances, determine access charges that the Company is required to pay to the local exchange carriers. If the proceedings occur, rates could increase which could lead to a loss of customers, weaker operating results and lower the price of the Company’s common stock.

Recent legislation in the U.S. (the Sarbanes-Oxley Act of 2002) is increasing the scope and cost of work provided to the Company by its auditors and legal advisors. Many guidelines have not yet been finalized and there is a risk that the Company will incur significant costs in the future to comply with legislative requirements, thereby reducing profitability.

Key employees

The Company has certain employees that it considers to be key. Many of these employees are involved in executing the strategy that will result in the planned results discussed above. If these key employees cease to be employed with Counsel, planned results could be delayed or might not materialize. The Company mitigates this risk through the use of employment contracts, the formalization of the Company’s strategy and business plans and by ensuring the existence of timely knowledge exchange and collaboration.

Litigation and insurance

The Company, from time to time, is involved in various claims, legal proceeds and complaints arising in the ordinary course of business. The Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

Counsel maintains insurance coverage that includes liability coverage to protect the Company from claims made against it. Recent events have made liability insurance more expensive while at the same time reducing the scope of coverage. The Company’s ability to maintain adequate insurance coverage at a reasonable cost may be impacted by market conditions beyond the control of the Company.

Terrorist attacks or acts of war

Terrorist attacks or acts of war may cause damage or disruption to the Company’s operations, its employees, its facilities and its customers, which could significantly impact its revenues, costs and expenses, and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially adversely affect the Company’s business, results of operations, and financial condition. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could materially adversely affect the Company’s business, results of operations, and financial conditions in ways that management currently cannot predict.

Annual Report 2003 (30) Management’s Discussion and Analysis

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

AUDITOR’S REPORT

To the Shareholders of Counsel Corporation

We have audited the consolidated balance sheets of Counsel Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Counsel Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Ontario
April 14, 2004

Comments by Auditor on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change in accounting for goodwill and other intangible assets described in Note 2 to the consolidated financial statements. In addition, as described in Note 1, the operations of the Company’s subsidiary, Acceris Communications Inc., expose the Company to certain uncertainties related to the impact of intercompany funding guarantees. Our report is expressed in accordance with Canadian reporting standards, which do not require a reference to the information set out herein in the auditor’s report when it is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Toronto, Ontario
April 14, 2004

Annual Report 2003 (32) Consolidated Financial Statements and Notes

CONSOLIDATED FINANCIAL STATEMENTS

COUNSEL CORPORATION
CONSOLIDATED BALANCE SHEETS
As at December 31 (In thousands of U.S. dollars)

	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	16,996	9,004
Short-term investments (note 5)	2,381	3,071
Accounts receivable (net of allowance for doubtful accounts of $1,900; 2002-$1,704)	18,719	17,357
Loans receivable (note 8)	2,773	—
Income taxes recoverable	—	3,329
Future income tax assets (note 20)	—	274
Prepaid expenses and deposits	2,863	4,619
Assets of discontinued operations (note 21)	2,315	2,239

	46,047	39,893
Long-term assets
Income producing properties (note 6)	42,225	34,919
Properties under development (note 7)	7,600	3,063
Loans receivable (note 8)	3,894	6,573
Portfolio investments (note 9)	4,745	4,420
Property, plant and equipment, net (note 10)	7,787	12,657
Intangible assets, net (note 11)	8,546	9,318
Goodwill	947	—
Other assets	896	2,273
Assets of discontinued operations (note 21)	20,902	21,598

	143,589	134,714

Liabilities
Current liabilities
Revolving credit facility (note 13 (b))	12,127	9,086
Accounts payable and accrued liabilities (note 12)	33,404	28,617
Unearned revenue	4,011	958
Current portion of mortgages and loans payable (note 13 (a))	4,377	3,630
Current portion of capital leases (note 14)	2,715	2,714
Convertible debentures payable (note 15)	—	2,515
Future income tax liabilities (note 20)	1,110	—
Income tax payable	524	—
Liabilities of discontinued operations (note 21)	9,712	7,269

	67,980	54,789
Long-term liabilities
Mortgages and loans payable (note 13 (a))	24,057	22,529
Capital leases (note 14)	1,631	4,146
Convertible preferred shares (note 16)	11,200	—
Future income tax liabilities (note 20)	37,934	36,550
Liabilities of discontinued operations (note 21)	13,871	11,816

	156,673	129,830
Non-controlling interest	1,066	—
Commitments, contingencies, guarantees and concentrations (note 14)
Shareholders’ equity (deficit)	(14,150)	4,884

	143,589	134,714

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

Allan C. Silber, Director	Frank Anderson, Director

Annual Report 2003 (33) Consolidated Financial Statements and Notes

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the years ended December 31 (In thousands of U.S. dollars)

				Equity	Equity
	Capital Stock			component	component	Foreign	Retained	Total
				of convertible	of convertible	currency	Retained	Shareholders’
	No. of common		Contributed	preferred	debentures	translation	earnings	equity
	shares	Amount	surplus	shares	payable	adjustment	(deficit)	(deficit)
	(In 000’s)	$	$	$	$	$	$	$
	(Note 17)			(Note 16)	(Note 15)
Balance — December 31, 2000	23,937	$109,452	2,711	—	44,042	—	(51,702)	104,503
Common shares purchased for cancellation	(1,444)	(6,600)	3,878	—	—	—	—	(2,722)
Accretion of equity component of convertible debentures payable	—	—	—	—	3,159	—	(3,159)	—
Gain on retirement of convertible debentures payable, net of income taxes of $325	—	—	2,294	—	(5,368)	—	—	(3,074)
Net loss	—	—	—	—	—	—	(62,213)	(62,213)
Adjustment related to the adoption of new accounting pronouncement	—	—	—	—	—	—	(1,000)	(1,000)

Balance — December 31, 2001	22,493	102,852	8,883	—	41,833	—	(118,074)	35,494
Common shares purchased for cancellation	(748)	(3,418)	1,886	—	—	—	—	(1,532)
Accretion of equity component of convertible debentures payable	—	—	—	—	3,029	—	(3,029)	—
Gain on retirement of convertible debentures payable, net of income taxes of $15	—	—	63	—	(210)	—	—	(147)
Net loss	—	—	—	—	—	—	(28,931)	(28,931)

Balance — December 31, 2002	21,745	99,434	10,832	—	44,652	—	(150,034)	4,884
Common shares purchased for cancellation	(1,352)	(6,153)	3,628	—	—	—	—	(2,525)
Equity component of convertible preferred shares	—	—	—	3,800	—	—	—	3,800
Debentures converted to common shares	28,194	40,861	4,474	—	(45,335)	—	—	—
Dividend on convertible preferred shares	—	—	—	—	—	—	(9)	(9)
Accretion of equity component of convertible debentures payable	—	—	—	—	2,515	—	(2,515)	—
Foreign currency translation adjustment	—	—	—	—	—	3,121	—	3,121
Gain on retirement of convertible debentures payable, net of income taxes of $66	—	—	671	—	(1,832)	—	—	(1,161)
Net loss	—	—	—	—	—	—	(22,260)	(22,260)

Balance — December 31,2003	48,587	134,142	19,605	3,800	—	3,121	(174,818)	(14,150)

The accompanying notes are an integral part of these consolidated financial statements

Annual Report 2003 (34) Consolidated Financial Statements and Notes

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31 (In thousands of U.S. dollars)

	2003	2002	2001
	$	$	$
Revenues
Telecommunication services	133,748	85,252	49,289
Communication technology licensing	2,164	2,837	4,730
Income producing properties	7,799	3,343	11

	143,711	91,432	54,030

Operating costs and expenses
Telecommunication costs (exclusive of depreciation and amortization shown below)	86,006	50,936	35,546
Income producing properties (exclusive of depreciation and amortization shown below)	3,872	1,448	—
Selling, general and administrative	61,408	45,737	44,350
Research and development	—	1,399	2,162
Provision for doubtful accounts	5,438	5,999	839
Depreciation and amortization	9,854	7,115	8,849

	166,578	112,634	91,746

Operating loss before undernoted items	(22,867)	(21,202)	(37,716)
Gains and other income
Gain on sale of short-term investments	5,218	28,067	42,760
Other	3,657	782	1,746
Impairments and other losses
Write-down of short-term investments	(139)	(4,011)	(1,957)
Write-down of portfolio investments	(650)	(640)	(19,340)
Other	(1,025)	(722)	(5,582)

Earnings (loss) before the undernoted	(15,806)	2,274	(20,089)
Interest income	620	401	2,645
Interest expense (note 13 (d))	(3,501)	(3,002)	(2,517)

Loss before income taxes, non-controlling interest and discontinued operations	(18,687)	(327)	(19,961)
Provision for income taxes (note 20)	(2,937)	(9,655)	(19,901)
Non-controlling interest	—	—	1,538

Loss from continuing operations	(21,624)	(9,982)	(38,324)
Loss from discontinued operations (note 21)	(636)	(18,949)	(23,889)

Net loss	(22,260)	(28,931)	(62,213)

Basic and diluted net loss per share (note 18):
Continuing operations	(0.94)	(0.59)	(1.80)
Discontinued operations	(0.02)	(0.85)	(1.40)

Basic and diluted net loss per share	(0.96)	(1.44)	(2.84)

Weighted average number of common shares outstanding (in thousands) — Basic and diluted	25,596	22,195	23,030

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 2003 (35) Consolidated Financial Statements and Notes

COUNSEL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
 For the years ended December 31 (In thousands of U.S. dollars)

	2003	2002	2001
	$	$	$
Cash provided by (used in)
Operating activities
Loss from continuing operations	(21,624)	(9,982)	(38,324)
Non-cash items
Future income taxes	2,813	10,701	19,154
Depreciation of property, plant and equipment	6,140	3,910	4,119
Depreciation of income producing properties	460	200	—
Amortization of intangible assets	3,196	3,005	4,730
Other amortization	58	—	—
Gain on sale of short-term investments	(5,218)	(28,067)	(42,760)
Write-down of short-term investments	139	4,011	1,957
Gain on sale of portfolio investments	—	—	(64)
Write-down of portfolio investments	650	640	19,340
Sale of other assets	—	(782)	(589)
Other impairments or losses	24	722	—
Accretion of liability component of convertible debentures payable	(27)	289	528
Stock received on sale of technology license	(1,100)	—	—
Gain on settlement of note payable	(1,107)	—	—
Gain on settlement of debt	(2,578)	—	(1,093)
Dividend on preferred shares	(9)	—	—
Equity in significantly influenced corporation	—	—	5,582
Non-controlling interest	—	—	(1,538)
Changes in non-cash working capital related to operations
(Increase) decrease in accounts receivable	(587)	10,720	(3,102)
(Increase) decrease in income taxes recoverable	3,853	(1,127)	379
(Increase) decrease in other assets	(320)	(3,523)	(13,465)
Increase (decrease) in accounts payable and accrued liabilities	3,748	(591)	4,425
Increase (decrease) in unearned revenue	4,720	(1,643)	(3,197)

Cash provided by (used in) continuing operations	(6,769)	(11,517)	(43,918)
Cash provided by (used in) discontinued operations	(751)	280	(18,904)

	(7,520)	(11,237)	(62,822)

Investing activities
Purchase of short-term investments	(136)	(9,748)	(3,183)
Purchase of portfolio investments	—	(503)	(50)
Purchase of property, plant and equipment	(2,333)	(1,739)	(1,163)
Purchase of patent	(100)	—	—
Investment in property under development	(3,705)	(87)	—
Investment in significantly influenced corporations	—	—	(2,516)
Proceeds on sale of short-term investments	8,251	40,767	58,885
Proceeds on sale of portfolio investments	125	—	—
Proceeds on sale of property under development	1,179	—	—
Proceeds on sale of property, plant and equipment	160	692	—
Acquisition of communication businesses	—	(8,275)	(18,842)
Acquisition of income producing properties	—	(15,505)	(737)
Discontinued operations	—	(2,105)	70,780

	3,441	3,497	103,174

Financing activities
Net draws on revolving credit facility	3,041	2,090	6,997
Repayment of mortgages and loans payable	(2,259)	(989)	—
Borrowing of mortgages and loans payable	1,448	—	—
Repayment of note payable	—	—	(40,000)
Capital lease repayments	(2,514)	(3,160)	(1,043)
Common shares purchased for cancellation	(2,525)	(1,532)	(2,722)
Issuance of convertible preferred shares	15,000	—	—
Retirement of convertible debentures payable	(1,161)	(141)	(3,180)
Repayment of liability component of convertible debenture payable	(2,488)	(2,566)	(2,749)
Non-controlling interest	1,035	—	—
Discontinued operations	2,387	(1,269)	(29,645)

	11,964	(7,567)	(72,342)

Increase (decrease) in cash and cash equivalents	7,885	(15,307)	(31,990)
Cash and cash equivalents — beginning of period	10,050	25,357	57,347

Cash and cash equivalents — end of period	17,935	10,050	25,357
Less: cash and cash equivalents — discontinued operations	939	1,046	2,291

Cash and cash equivalents — continuing operations	16,996	9,004	23,066

Supplementary information (note 24)

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 2003 (36) Consolidated Financial Statements and Notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

COUNSEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2003 (In thousands of U.S. dollars, except per share amounts)

1. Description of the business

Counsel Corporation (“Counsel” or “the Company”) is a diversified company focused on acquiring and building businesses in two specific sectors: communications in the United States and real estate in Canada.

The Company engages in the communications sector through its investment in Acceris Communications Inc. (“Acceris”). Acceris is a supplier of voice, data and enhanced communications products and services. Through direct and indirect subsidiaries in the United States, Acceris operates a facilities-based telecommunications carrier providing long distance voice services to retail customers, and long distance voice and data services to small- to medium-sized businesses. Acceris also licenses a fully developed network convergence solution for voice and data based on its Internet Protocol communications technology.

Acceris has incurred substantial operating losses and negative cash flows from operations since inception and had a shareholders’ deficit of $49,309 and negative working capital of $26,576 at December 31, 2003. Acceris is financing its operations through amounts provided by Counsel with an outstanding loan balance of $35,219 and a revolving credit facility with an outstanding balance of $12,127 respectively as of December 31, 2003. Counsel has agreed to fund through long-term inter-company advances or equity contributions, all capital investment, working capital or other operational cash requirements of Acceris (the “Keep Well”). The Keep Well obligates Counsel to continue its financial support of Acceris through June 30, 2005. During 2003, Counsel advanced Acceris approximately $7,896 under its Keep Well, converted approximately $5,667 of accrued interest into principal and converted $40,673 of existing loans receivable from Acceris into equity in Acceris, increasing its ownership of Acceris from 70% to 91%. In 2004, Acceris intends to approach the capital markets directly to raise funds. Should this not occur or should it not occur on terms acceptable to Acceris and Counsel, Acceris will call upon the Keep Well. At December 31, 2003, Counsel has $19,377 in cash and equivalents and short-term investments to support any requirements under the Keep Well. Counsel also has the ability to obtain additional financing on its existing assets, including but not limited to its 91% equity interest in Acceris and loans receivable from Acceris, as well as its long-term care, real estate and other corporate assets. While management believes that the Company will be able to meet its commitments, the possibility exists that unforeseen events, adverse business conditions, or other factors could affect the Company’s liquidity. If such events or conditions occur, management believes the Company could pursue alternative plans. However, there can be no assurance that such alternatives will be available or that management will be successful in their implementation.

The Company entered the real estate sector during the third quarter of 2002 through the acquisition of five retail shopping centres in Canada. The Company has property under development in Brampton, Guelph and Peterborough, Ontario.

To gain a full appreciation of all the assets currently under management, a review of discontinued operations is required. In 2002, formal plans of disposal were adopted for the Company’s long-term care business, medical products business segment and communications network segment (see Note 21).

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in U.S. dollars. In the case of the Company, these principals conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as described in Note 26.

The Company’s accounting policies and its financial disclosures related to its real estate operating segment are in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPREC”).

Annual Report 2003 (37) Consolidated Financial Statements and Notes

     These consolidated financial statements include the accounts of the Company and all companies that it controls. The Company’s principal operating subsidiaries comprising continuing operations and its respective ownership interest in each subsidiary as at December 31, 2003, 2002 and 2001, are as follows:

	2003	2002	2001
	%	%	%
Counsel Corporation (US)	100.0	100.0	100.0
Counsel Communications LLC (i)	100.0	88.4	88.4
Acceris Communications Inc. (“Acceris”) (i)/(ii)/(iii)	90.9	60.2	60.2
Proscape Technologies Inc. (“Proscape”)	(iv)	(iv)	56.5

(i)	On January 2, 2003, the Company acquired the minority interest of Counsel Communications LLC, which owns all of the Company’s shares of Acceris. As a result, the Company’s ownership in Counsel Communications LLC and its effective ownership in Acceris increased to 100% and 68.1% respectively.

(ii)	On August 29, 2003, the Company received 2% of the total issued and outstanding shares of Acceris and the assignment of certain liabilities of Acceris, owed to Winter Harbor LLC, to Counsel Communications LLC pursuant to a settlement agreement between Winter Harbor LLC and the Company. This resulted in a gain of $2,578 that has been recorded in other income on the income statement.

(iii)	On November 30, 2003, Counsel converted $40,673 of its loans receivable from Acceris into equity. The conversion increased Counsel’s ownership in Acceris from 70.1% to 90.9%.

(iv)	On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment (note 9) since that date, and the Company ceased consolidating Proscape as of that date. The Company’s interest in Proscape was approximately 9% and 12% for the years ended December 31, 2003 and 2002 respectively.

Intercompany balances and transactions among the Company and its subsidiaries are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

The most significant estimates made by management relate to the application of purchase accounting, the assessment of recoverability of customer and loans receivables, portfolio investments, and the cash-flows expected to be derived from long lived assets including property under development, income producing properties, property, plant and equipment, intangible assets and goodwill. Management makes significant estimates related to the measurement of obligations and the timing of the related cash flows, particularly as it relates to accrued liabilities and future income tax liabilities. Such timing and measurement uncertainty could have a material affect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Comparative figures

Certain comparative figures have been reclassified to conform to the 2003 presentation.

Non-controlling interest

The Company owns less than 100% of some of its subsidiaries. Non-controlling interest is the accounting mechanism that eliminates, from the Company’s earnings, the profit or loss attributable to holders of non-controlling equity interests. Despite owning less than 100% of Acceris, consolidated net loss and loss from continuing operations reports 100% of the net losses of Acceris for the three years ended December 31, 2003 as the losses attributable to the minority shareholders exceeds the minority shareholders’ investment in Acceris.

Annual Report 2003 (38) Consolidated Financial Statements and Notes

Revenue recognition

Telecommunication services

Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably determinable. Revenue is derived from telecommunications usage, based on minutes of use. Revenue derived from usage is recognized as services are provided, based on agreed upon usage rates. Revenue is recorded net of estimated customer credits and billing errors, which are recorded at the same time the corresponding revenue is recognized. Revenues from billings for services rendered where collectibility is not determinable are recognized when the final cash collections to be retained by the Company are finalized.

Revenues for the Company’s network service offering, which it began to sell in November 2002 and subsequently ceased selling in July 2003, are accounted for using the unencumbered cash model. The Company determined that collectibility of the amounts billed to customers was not reasonably assured at the time of the billing. Under its agreements with the Local Exchange Carriers (“LECs”), cash collections remitted to the Company are subject to adjustment, generally over several months. Accordingly, the Company recognizes revenue when the actual cash collections to be retained by the Company are finalized and unencumbered. There is no further billing of customers for the network service offering subsequent to the program’s termination. Also, at December 31, 2003, the Company had approximately $4,011 (2002 — $958; 2001 — $nil) in cash receipts that were still subject to adjustment by the LECs and therefore encumbered. This amount is included in unearned revenue at December 31, 2003. The Company expects that a portion of these amounts will become unencumbered during 2004, and will record revenues at such times that the Company finalizes cash collection amounts with the LECs. The Company will not receive any further cash payments associated with this network service offering.

Technology licensing

Revenue from the sale of software licenses is recognized when a non-cancellable agreement is in force, the license fee is fixed or determinable, acceptance has occurred and collectibility is reasonably assured. Maintenance and support revenues are recognized ratably over the term of the related agreements. When a license of Acceris technology requires continued support or involvement of the Company, contract revenues are spread over the period of the required support or involvement. In the event that collectibility is in question, revenue (unearned or recognized) is recorded only to the extent of cash receipts.

Real estate

Revenue from real estate rentals is recognized when due and collection is reasonably assured. Leases with tenants have been accounted for by the Company as operating leases as substantially all of the risks and benefits of ownership have been retained by the Company. Income producing property revenue includes percentage participating rent and recoveries of operating expenses.

Long-term care

Revenue from long-term care includes revenue from the Company’s nursing and retirement facilities and revenue from operating leases for certain facilities. Revenue from the Company’s retirement and nursing facilities is recognized when services are provided or when rent becomes due. Revenue from operating leases is recognized on a straight-line basis over the term of the lease. All long-term care revenue is included in the results of discontinued operations.

Medical products

Revenue from the sale of medical products is recognized upon shipment and transfer of title. All medical product revenue is included in the results of discontinued operations.

Cash and cash equivalents

Cash and cash equivalents comprise cash and highly liquid investments with original maturities of three months or less.

Annual Report 2003 (39) Consolidated Financial Statements and Notes

Short-term investments

Short-term investments represent temporary holdings in marketable securities of publicly traded companies. These investments are carried at the lower of cost and market value, and accordingly, unrealized gains are not reflected in these consolidated financial statements. Unrealized losses in value are charged to operations as a write-down of investments. Any subsequent recoveries are not reflected in the Company’s financial statements until the short-term investment is sold.

Portfolio investments

Portfolio investments represent long-term investments in publicly traded and privately held companies. These investments are accounted for using the cost method. Under the cost method, the investment is initially recorded at cost; earnings from such investments are only recognized to the extent received. Provisions for loss in value are recorded if a decline in value is considered to be other than temporary. Neither unrealized gains nor recoveries in valuation, if any, are reflected in these consolidated financial statements.

Property, plant and equipment

Property, plant and equipment are recorded at cost with depreciation being provided over their estimated useful lives as follows:

Furniture, fixtures and office equipment	straight-line or accelerated method over periods from 3 to 10 years and declining balance method at 20% per annum

Leasehold Improvements	straight-line over the shorter of the term of the lease or estimated useful life of the asset

Telecommunications network equipment	straight-line over 3 to 5 years

Software and information systems	straight-line over 1 to 3 years

Assets held under capital leases are depreciated using the above rates.

Property, plant and equipment are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when projected undiscounted cash flows are less than the carrying value.

Long-term care facilities, now included in assets of discontinued operations, are recorded at the lower of cost and estimated net recoverable amount.

Income producing properties

Income producing properties are recorded at cost. Depreciation is provided on the sinking fund basis over the estimated useful lives of the properties to a maximum of 30 years. The sinking fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined in relation to each property’s carrying value, remaining estimated useful life and residual value.

Income producing properties are carried at the lower of depreciated cost and net recoverable amount. A write-down to net recoverable amount is recognized when a property’s projected undiscounted cash flows are less than its carrying value. Projections of future cash flows take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The use of net recoverable amount to assess the amount at which a property is carried in the accounts assumes the property will be held for the long term.

Annual Report 2003 (40) Consolidated Financial Statements and Notes

Properties under development

Properties under development are recorded at cost and reduced for impairment where applicable. Impairment is determined when the carrying value of the property exceeds its estimated net realizable value. Estimated net realizable value represents the estimated net selling price reduced by any costs expected until final disposition. Properties are classified as properties under development until the properties are substantially completed and available for immediate sale, at which time they are classified as properties held for sale or as income producing properties, should the Company decide to retain the property as a long lived asset. The cost of real estate under development includes the acquisition cost of land, pre-development and development expenses, interest, realty taxes and other expenses directly related to the property.

Tenant improvements and inducements

Tenant improvements and inducements are deferred and amortized on a straight-line basis over the term of the respective lease.

Maintenance and repair costs

Maintenance and repair costs are charged to operations as incurred. Major maintenance activities, significant building improvements, replacements and major renovations, all of which extend the useful life of the properties, are capitalized and amortized over their estimated useful lives.

Goodwill and intangible assets

Effective January 1, 2002, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3062 “Goodwill and Other Intangible Assets” (“CICA HB 3062”). Under CICA HB 3062, goodwill is no longer amortized but is reviewed at least annually for impairment. Under CICA HB 3062, goodwill is required to be tested for impairment within six months of the beginning of the fiscal year of adoption. As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was charged to retained earnings as of January 1, 2002 relating to the impaired goodwill of Sage BioPharma Inc. (“Sage”).

The table below discloses the pro forma effect had the year ended December 31, 2001 been subject to CICA HB 3062:

	2003	2002	2001
	$	$	$
Loss from continuing operations	(21,624)	(9,982)	(38,324)
Goodwill amortization expense	—	—	(2,385)

Adjusted loss from continuing operations	(21,624)	(9,982)	(35,939)

Adjusted basic and diluted loss from continuing operations per share	(0.94)	(0.59)	(1.70)

Net loss as reported	(22,260)	(28,931)	(62,213)
Goodwill amortization expense	—	—	(3,791)

Adjusted net loss	(22,260)	(28,931)	(58,422)

Adjusted basic and diluted loss per share	(0.96)	(1.44)	(2.67)

Annual Report 2003 (41) Consolidated Financial Statements and Notes

Goodwill represents the excess of the purchase consideration over the fair value of net identifiable assets of businesses acquired. Prior to the adoption of CICA HB 3062, goodwill was being amortized on a straight-line basis over its estimated useful life, which ranged from five to forty years.

Intangible assets are recorded at fair value upon acquisition and are amortized on a straight-line basis over their estimated useful life of one to five years (Note 11).

On an ongoing basis, management reviews the carrying value and amortization of intangible assets taking into consideration any events and circumstances that might have impaired their carrying value. The Company assesses impairment by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm’s length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Software development expenditures

Costs incurred in the research, design and development of software for sale are expensed until technological feasibility is established, after which the remaining software development costs are capitalized. Amortization commences when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated remaining useful life of the product, which generally does not exceed two years. The Company periodically compares the unamortized portion of capitalized software development costs to the undiscounted net recoverable amount of the related product. The undiscounted net recoverable amount is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product. The amount by which the unamortized capitalized costs exceed the net recoverable amount is reflected as an impairment loss.

Research and development expenditures

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

Advertising costs

Advertising production costs are expensed the first time the advertisement is run. Media (television and print) placement costs are expensed in the month the advertising appears. The Company incurred $127, $1,590 and $7,270 in advertising costs in the years ended December 31, 2003, 2002 and 2001, respectively.

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at year-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at average exchange rates during the year. The resulting gains and losses are included in the results of operations, except exchange gains and losses arising from the translation of the Company’s self-sustaining Canadian operations.

Assets and liabilities of self-sustaining Canadian entities are translated into U.S. dollars at the exchange rates prevailing at the year-end. Revenues and expenses for these operations are translated at average exchange rates during the year. Net exchange adjustments arising on translation of self-sustaining Canadian entities are charged or credited directly to shareholders’ equity and shown as cumulative translation adjustments.

Effective January 1, 2002, the Company adopted CICA revised Handbook section 1650, “Foreign Currency Translation” which requires the immediate recognition in income of the unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The adoption of CICA HB 1650 did not have an effect on the Company’s consolidated financial statements.

Loans receivable

Loans receivable are written down to net realizable value when, in the opinion of management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest. Accrual of interest income is suspended if collection of a loan becomes doubtful.

Annual Report 2003 (42) Consolidated Financial Statements and Notes

Debt issue costs

Costs incurred in connection with obtaining debt financing are deferred and amortized as a component of interest expense, over the term to maturity of the related debt obligation.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates for years when the differences are expected to reverse. The Company provides a valuation allowance to reduce future income tax assets when it appears more likely than not that some or all of the future income tax assets will not be realized.

Stock-based compensation plans

Effective January 1, 2002, the Company adopted Section 3870 of the CICA Handbook, “Stock-based Compensation and Other Stock-based Payments” (“CICA HB 3870”). CICA HB 3870 addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The adoption of CICA HB 3870 did not have an impact on the Company’s consolidated financial statements.

The Company and its subsidiary, Acceris, have stock-based compensation plans that are described in Note 19. No compensation expense is recognized for these plans when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercising of stock options or purchase of common shares is credited to capital stock.

Financial instruments

The Company’s convertible debentures and convertible preferred shares have been presented in these consolidated financial statements in their component parts. The liability component was calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the instruments were issued. The difference between the liability component and the face value of the financial instrument at the date of issuance was classified as equity. The equity component of the convertible debentures, net of the value ascribed to the holders’ conversion option, was increased over the term to the full face value by charges to retained earnings (deficit).

The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the immediate or short-term maturity of these financial instruments. The fair values of other financial instruments are disclosed in notes 5, 8, 9, 13, 15 and 16. The fair values of short-term investments are estimated based on quoted market values at year-end. Other fair value amounts are estimated based upon discounted future cash flows using discount rates that reflect current market conditions for financial instruments with similar terms and risks. Fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions.

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and loans receivable. Cash and cash equivalents are on deposit at major financial institutions. The Company’s communications customers are generally concentrated in areas of highest population in the United States, more specifically California, Florida, New York, Texas and Illinois. No single customer accounted for over 10% of revenues in 2003 or 2002. An allowance for doubtful accounts is established based upon the overall credit worthiness of specific customers. Revenues of the Company’s network service offering are accounted for using the unencumbered cash model, and therefore no allowance is required.

The Company evaluates the collectibility of its accounts receivable on an ongoing basis, based upon various factors including the financial condition and payment history of major customers, an overall review of collections experience on other accounts and economic factors or events expected to affect the Company’s future collections.

Annual Report 2003 (43) Consolidated Financial Statements and Notes

Interest rate risk

Interest rate risk arises due to the exposure to the effects of future changes in the prevailing level of interest rates. The Company is exposed to interest rate risk arising from fluctuations in interest rates primarily on its revolving credit facility, and on its mortgages depending on prevailing rates at renewal.

Market value risk

The Company’s business model for real estate involves the leveraging of acquired assets with third party debt, normally in the form of mortgages. This debt level attributed to a particular property is normally determined as a percentage of market value for the asset at the time the mortgage proceeds are received. Should market values decline for a particular property, the ability of the Company to replace the debt at renewal, at previous levels and on favourable terms, could be in doubt.

Foreign exchange risk

Foreign exchange risk arises to the extent of net assets invested in Canadian dollars and operations derived from those Canadian dollar investments.

Discontinued operations

In 2002, the Company adopted the new provisions of the CICA Handbook Section 3475 “Disposal of Long-lived Assets and Discontinued Operations” (“CICA HB 3475”). Under CICA HB 3475, the accrual of future losses on the date that the criteria for recognition as a discontinued operation are met is not permitted. In compliance with CICA HB 3475, the Company has not applied the new provisions retroactively to operations that were discontinued in prior periods.

Earnings per share

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, earnings per share data are computed as if the options were exercised at the beginning of the year (or at the time of issuance, if later) and as if the funds obtained from exercise were used to purchase common shares of the Company at the average market price during the year.

3. Recent accounting pronouncements

Consolidation of variable interest entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”), which will be effective for all fiscal periods beginning on or after November 1, 2004. The guideline requires the Company to identify VIEs in which the Company have an interest, determine whether the Company is the primary beneficiary of such entities, and if so, to consolidate the VIE. A VIE is an entity that is structured such that either (a) the equity is not sufficient to permit the entity to finance its activities without external support, or (b) equity investors lack either direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns. A primary beneficiary is an enterprise that will absorb a majority of a VIEs expected losses, receive a majority of its expected residual returns, or both. The Company is currently in the process of identifying any potential impact on its financial statements and is planning to implement this standard in 2005.

Generally accepted accounting principles

In July 2003, the CICA issued handbook section 1100, Generally Accepted Accounting Principles. The section establishes standards for financial reporting in accordance with Canadian generally accepted accounting principles (“GAAP”), and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company will implement the new section prospectively beginning on January 1, 2004. Due to the prospective nature of this change, there is no impact on the Company’s consolidated financial statements as of the implementation date; however, the standard will require the Company to record income arising from tenant leases and depreciation on buildings on a straight-line basis.

Annual Report 2003 (44) Consolidated Financial Statements and Notes

Stock-based compensation

The CICA handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments was amended to require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004 for public companies. The Company will be adopting the standard retroactively on January 1, 2004. The impact on the financial statements will be consistent with the proforma results disclosed in note 19.

Asset retirement obligations

In December 2002, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. The standard is effective for years beginning on or after January 1, 2004. The Company does not expect the adoption of the standard to have a material impact on the financial position and results of operations.

Hedging transactions

In December 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships”, which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying, and deals with the discontinuance of hedge accounting. The adoption of this guideline is not expected to have an impact on the Company’s financial statements.

Impairment of long-lived assets

In November 2002, the CICA issued Handbook Section 3063, “Impairment of long-lived assets” (“CICA HB 3063”). The new section provides guidance on the recognition, measurement, and disclosure of the impairment of long-lived assets. It replaces the write-down provision in Handbook Section 3061 “Property, Plant and Equipment”. The section requires an impairment loss for a long-lived asset (to be held and used) to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition; requires an impairment loss for a long-lived asset (to be held and used) to be measured as the amount by which its carrying amount exceeds its fair value; and provides guidance on determining fair value. CICA HB 3063 is effective for years beginning on or after April 1, 2003. The Company does not expect the adoption of the standard to have a material impact on the financial position and results of the Company.

4. Acquisitions and dispositions

During 2003 and 2002, the Company completed several acquisitions, which were accounted for using the purchase method. The results of operations of these acquisitions have been included in the consolidated statements from the acquisition dates.

2003 Acquisitions

Acceris

On November 30, 2003, the Company converted $40,673 of debt into 13,428,492 post reverse stock split common shares of Acceris. The conversion increased Counsel’s ownership interest in Acceris from 70.1% to 90.9%. The Company has accounted for the increase in ownership as a “step” acquisition. Prior to the acquisition, the Company had reflected all losses in excess of the non-controlling interests in the subsidiary and accordingly, no non-controlling interest had been reflected in the consolidated financial statements.

The impact of the “step” acquisition of the Company’s proportionate increase in ownership of Acceris on the Company’s balance sheet is as follows:

Annual Report 2003 (45) Consolidated Financial Statements and Notes

$
Short-term investments	288
Intangible assets	588
Property, plant and equipment	(1,805)
Other assets	(676)
Accounts payable and accrued liabilities	(62)
Unearned revenue	1,667

—

Components for the acquired intangibles are as follows:

	$	Amortization Period
Telecommunications technology	21	60 months
Customer contracts and relationships	211	12-60 months
Agent relationships	353	36 months
Agent contracts	3	12 months

	588

Transpoint

In July 2002, the Company, through its controlling interest in Acceris, agreed to purchase certain assets and related liabilities of Transpoint Communications, LLC (“Transpoint”) and Local Telecom Holdings, LLC (“Local Telecom”). The acquisition closed on July 28, 2003. As of the closing date, the Company had an asset (which has been included in other assets) from Local Telecom of $2,836 that represented uncollected revenues from Local Telecom prior to the closing plus costs and expenses paid to Local Telecom, less collections on accounts receivable of Local Telecom. At closing, the $2,836 was applied to the total purchase price of $2,882. The intent of this acquisition was primarily to increase the Company’s customer base in the Company’s agent business and improve network utilization.

The final allocation of the purchase price to the fair values of assets acquired and liabilities assumed is summarized below.

$
Accounts receivable and other current assets	685
Furniture, fixtures and equipment	5
Intangible assets and goodwill	2,864
Accounts payable and accrued liabilities	(672)

2,882

Components of the acquired intangibles are as follows:

	$	Amortization Period
Customer contracts and relationships	367	60 months
Agent relationships	1,550	36 months
Goodwill (Acceris Telecommunications-Retail)	947

	2,864

Imperial Square

During the second quarter of 2003, the Company acquired the Imperial Square retail development site located in Guelph, Ontario. The purchase price amounted to $2,134, including closing adjustments of $89. This acquisition was funded by the assumption of $1,328 of first mortgage debt at 9.25% maturing December 2004 and with funds from the Company and an investment partner that acquired a 35% equity interest in the property, but shares in 25% of the profits. The investment partner is affiliated with a member of the board of directors of the Company.

Annual Report 2003 (46) Consolidated Financial Statements and Notes

2002 Acquisitions

Real Estate

In July 2002, the Company completed the acquisition of five income-producing properties and approximately 13 acres of vacant land zoned for retail development in Canada. The purchase price amounted to $35,512 including closing costs of $1,040. These acquisitions were funded by the assumption of $20,007 of first mortgage financing and $15,505 in cash. “Real estate” represented a new reportable segment in 2002.

RSL

On December 10, 2002, Acceris, through its subsidiary WorldxChange, completed the purchase of the Enterprise and Agent business of RSL COM USA Inc., (“RSL”). The purchase of RSL was to advance the Company’s commercial agent business, to increase network utilization and to provide an entry into the management of information technology services for enterprise clients. Acceris paid a purchase price of $7,500 in cash, which was financed by a loan from Counsel to Acceris and assumed a non-interest bearing note for $1,000 that matures on March 31, 2004. The purchase contract provided for additional purchase consideration to be paid contingent on the achievement of certain revenue levels by the Direct business during 2003. At December 31, 2003, the Company has accrued an obligation of approximately $123 in connection with this earn-out provision. The Company also incurred $1,090 of transaction costs related to the purchase. The $123 contingent adjustment resulted in an adjustment to furniture, fixtures and equipment and intangible assets included in the purchase price at December 31, 2003. The Company does not expect any further adjustments to the purchase price, as the contingency period has ended.

The allocation of fair values of assets acquired and liabilities assumed is as follows:

$
Accounts receivable and other current assets	6,444
Furniture, fixtures and equipment	3,307
Intangible assets	2,444
Accounts payable and accrued liabilities	(2,558)

Net cash paid	9,637

Components of the acquired intangibles assets are as follows:

	$	Amortization Period
Customer contracts and relationships	1,638	60 months
Agent relationships	564	36 months
Agent contracts	242	12 months

	2,444

2001 Acquisitions and dispositions

Nexbell Communications Inc.

On February 22, 2001, the Company acquired a 97.5% interest in Nexbell Communications Inc. (“Nexbell”), a packet telephony network company, for cash consideration of $1,540. The cost of the Company’s acquisition was allocated on the basis of the fair market value of the assets acquired of $1,814 and the liabilities assumed of $9,410. These valuations gave rise to $9,136 of goodwill, which was initially being amortized over a period of five years. During the quarter ended September 30, 2001, the Company performed a recoverability analysis, based on undiscounted cash flows, with respect to the goodwill recorded on its acquisition of Nexbell. The analysis resulted in an impairment charge of $8,040, which is classified as discontinued operations, as a consequence of projected losses associated with Nexbell’s prime product and the decision to adopt a plan to discontinue this product.

Nexbell was sold to a third party in December 2001. The sale was a sale of Nexbell’s common stock and accordingly, the assets and liabilities of Nexbell were assumed by the purchaser with no further financial obligation to the Company. At the time of the sale, the liabilities exceeded the assets of Nexbell and accordingly a gain on sale of subsidiary in the amount of $589 (the amount by which the liabilities of Nexbell exceeded the assets) was recorded.

Annual Report 2003 (47) Consolidated Financial Statements and Notes

Acceris

On March 1, 2001, the Company acquired a 65.2% interest in Acceris, an enhanced Internet Protocol voice and data communications services provider, for cash consideration of $5,113. The cost was allocated on the basis of the fair market value of the assets acquired of $27,695 and the liabilities assumed of $22,582. Included in the fair market value of the assets acquired was $13,898 of communications technology, which is being amortized over a period of five years.

On April 17, 2001, as a result of a merger between Acceris and Nexbell, the Company’s interest in Nexbell was exchanged for an additional 5.3% interest in Acceris, resulting in an overall interest in Acceris of 70.5% as at that date.

On September 6, 2001, all outstanding shares of Acceris’s Class C, preferred stock automatically converted into shares of common stock in accordance with the terms of the Class C, preferred stock. Accordingly, Acceris issued additional common stock in satisfaction of this conversion and its obligation to pay dividends to the conversion date. This issuance diluted the Company’s interest to 68.1% as at that date.

The Company’s interest in Acceris was further reduced to 60.2% on October 31, 2001.

WorldxChange

On June 4, 2001, through its wholly owned subsidiary Acceris Communication Corp. (“ACC”, formerly known as WorldxChange Corp.), Acceris purchased certain assets and assumed certain liabilities of WorldxChange Communications Inc. (“Debtor”) from a bankruptcy proceeding. The purchased assets included all of the assets employed in the Debtor’s operations in the United States and consisted of the Debtor’s equipment, inventory, retail long-distance business, accounts receivable, deposits, licenses, permits, authorizations, software programs and related technology. On June 4, 2001, the Debtor transferred the purchased assets to ACC in exchange for $13,000.

The purchase price was allocated to the fair values of assets acquired and liabilities assumed as follows:

$
Accounts receivable and other current assets	12,387
Furniture, fixtures and equipment	4,580
Accounts payable and accrued liabilities	(2,062)
Obligations under capital lease	(1,224)

Net cash paid	13,681

Also, in connection with the acquisition, ACC agreed to pay $727 to a supplier for services rendered prior to the acquisition to continue services with that vendor. The Company incurred $681 of transaction costs related to the purchase.

5. Short-term investments

The Company holds a portfolio of short-term investments comprised of marketable public company stocks.

	2003	2002
	$	$
Beginning balance	3,071	1,249
Purchases	136	9,748
Shares acquired on sale of discontinued assets	2,346	—
Reclassified from portfolio investments	—	1,102
Impairments	(139)	(4,011)
Dispositions	(3,033)	(5,017)

	2,381	3,071

During 2003, the Company recorded gains on the sale of short-term investments of $5,218 (2002 — $28,067; 2001 -$42,760). During 2003, the Company recorded losses on the impairment of investments of $139 (2002 — $4,011; 2001 $1,957) and as at December 31, 2003, had unrealized gains of $2,144 (2002 — $1,591; 2001 — $577). At December 31, 2003, the market value of the Company’s short-term investments is $4,525 (2002 — $4,662; 2001 — $34,581).

Annual Report 2003 (48) Consolidated Financial Statements and Notes

6. Income producing properties

Income producing properties are as follows at December 31:

		2003
			Accumulated
Property	Location	Cost	deprecation	Net
		$	$	$
Portage Place	Peterborough, Ontario	19,384	(316)	19,068
Southland Mall	Winkler, Manitoba	7,316	(116)	7,200
Suncoast Mall	Goderich, Ontario	7,833	(126)	7,707
Willowcreek Centre I	Peterborough, Ontario	4,686	(76)	4,610
Humboldt Mall	Humboldt, Saskatchewan	1,171	(18)	1,153
1250 Steeles Ave. West I	Brampton, Ontario	2,564	(77)	2,487

		42,954	(729)	42,225

		2002
			Accumulated
Property	Location	Cost	deprecation	Net
		$	$	$
Portage Place	Peterborough, Ontario	15,855	(83)	15,772
Southland Mall	Winkler, Manitoba	5,983	(30)	5,953
Suncoast Mall	Goderich, Ontario	6,393	(33)	6,360
Willowcreek Centre I	Peterborough, Ontario	3,834	(20)	3,814
Humboldt Mall	Humboldt, Saskatchewan	958	(5)	953
1250 Steeles Ave. West I	Brampton, Ontario	2,098	(31)	2,067

		35,121	(202)	34,919

Income producing properties are encumbered by mortgages as outlined in Note 13.

Depreciation for income producing properties for 2003 was $460 (2002 — $200; 2001 — $2).

7. Properties under development

Properties under development are as follows at December 31:

		2003	2002
Property	Location	$	$
Imperial Square	Guelph, Ontario	3,411	—
Willowcreek II	Peterborough, Ontario	3,511	2,624
1250 Steeles Ave. West II	Brampton, Ontario	678	439

		7,600	3,063

In the third quarter of 2003, the Company commenced development of the Imperial Square property. The development is expected to cost $6,844 and be completed in 2004. The Company expects to fund this development through a non-revolving construction loan of up to $4,179 bearing interest at the greater of 9.25% or prime plus 3%.

Properties under development are encumbered by mortgages as outlined in Note 13.

Annual Report 2003 (49) Consolidated Financial Statements and Notes

8. Loans receivable

Loans receivable are as follows at December 31:

	2003	2002
	$	$
Share purchase loans	5,967	5,873
Other	700	700

	6,667	6,573
Less current portion	(2,773)	—

	3,894	6,573

The share purchase loans have been granted to certain key employees and former employees. The loans are non-interest bearing and are collateralized by the shares purchased and personal guarantees. At December 31, 2003, share purchase loans outstanding are for the purchase of 2,866,761 (2002 — 3,131,761) common shares of the Company having a market value of $2,867 (2002 — $5,543). These loans have various maturity dates ranging from December 17, 2004 to February 25, 2012. All the loans are non-interest bearing, except for one loan for $221, which bears interest at 6% effective January 1, 2004. The fair value of these loans is $4,864 (2002 — $4,393).

9. Portfolio investments

Portfolio investments are as follows at December 31:

	2003	2002
	$	$
AccessLine Communications Corporation	1,100	—
Core Communications Corporation	1,094	1,094
DBP Group Holdings Inc.	400	400
Proscape Technologies Inc.	901	901
Systeam Holdings LLC	1,000	1,000

Other	250	1,025

	4,745	4,420

AccessLine Communications Corporation provides hosted communications and managed voice services for Fortune 100 corporations and technology services partners. On January 25, 2003, the Company received 7,121,585 shares of Series D preferred stock valued at $0.15446 per share or $1,100 in total, in exchange for a paid-up, perpetual license under Acceris’ patents and the right to use Acceris’ licensed technology for the sole purpose of providing enhanced telecommunications services to its customers and resellers.

Core Communications Corporation provides internet and data communications solutions for the meetings and hospitality industries.

DBP Group Holdings Inc. provides Internet infrastructure technologies and operational and management resources.

Proscape Technologies Inc. develops, markets and supports marketing and sales information systems for middle market and Fortune 100 companies. On March 15, 2002, the Company’s ownership percentage in Proscape was significantly diluted as a result of Proscape completing a financing in which the Company did not participate. As a result, Proscape has been accounted for as a portfolio investment since that date, and the Company ceased consolidating Proscape as of that date.

Systeam Holdings LLC owns an Italian software development and consulting firm.

During 2003, the Company recognized an impairment of $650 (2002 — $640; 2001 — $19,340) on its portfolio investments where the decline in value was considered other than temporary in nature. The estimated fair value of the Company’s portfolio investments approximates its carrying value as at December 31, 2003 and 2002.

Annual Report 2003 (50) Consolidated Financial Statements and Notes

10. Property, plant and equipment

Property, plant and equipment are as follows at December 31:

	2003			2002
		Accumulated			Accumulated
	Cost	deprecation	Net	Cost	deprecation	Net
	$	$	$	$	$	$
Telecommunications network equipment	12,948	(8,881)	4,067	14,432	(5,015)	9,417
Furniture, fixtures and office equipment	4,900	(2,872)	2,028	4,281	(1,615)	2,666
Leasehold improvements	262	(95)	167	343	(128)	215
Software and information systems	1,823	(298)	1,525	682	(323)	359

	19,933	(12,146)	7,787	19,738	(7,081)	12,657

Depreciation expense for 2003 was $6,140 (2002 — $3,910; 2001 — $4,117).

Included in telecommunications network equipment is $8,894 in assets under capital leases as at December 31, 2003 (2002 - $9,781). Accumulated depreciation on these leased assets was $6,367 as at December 31, 2003 (2002 - $3,932).

11. Intangible assets

Details of acquired intangible assets at December 31 are as follows:

	2003
	Amortization		Accumulated
	period	Cost	amortization	Net
Intangible assets subject to amortization:
Telecommunications technology	60 months	10,538	(5,843)	4,695
Customer contracts and relationships	12-60 months	2,216	(513)	1,703
Agent relationships	36 months	2,467	(423)	2,044
Agent contracts	12 months	245	(241)	4
Patent acquired	60 months	100	—	100

		15,566	(7,020)	8,546

	2002
	Amortization		Accumulated
	period	Cost	amortization	Net
		$	$	$
Telecommunications technology	60 months	10,518	(3,774)	6,744
Customer contracts and relationships	60 months	1,786	(20)	1,766
Agent relationships	36 months	588	(15)	573
Agent contracts	12 months	250	(15)	235

		13,142	(3,824)	9,318

Amortization expense for intangible assets for 2003 was $3,196 (2002 — $3,005; 2001 — $4,730).

In 2003, the aggregate intangible assets acquired in the year were $2,605 (2002 — $2,624; 2001 — $10,345).

Annual Report 2003 (51) Consolidated Financial Statements and Notes

12. Accounts payable and accrued liabilities

Details of accounts payable and accrued liabilities at December 31 are as follows:

	2003	2002
	$	$
Accounts payable	5,320	7,465
Telecommunications and related costs	9,840	6,866
Regulatory fees and taxes	7,222	4,324
Other	11,022	9,962

	33,404	28,617

13. Debt

(a) Mortgages and loans payable

Details of mortgages and loans payable as at December 31 are as follows:

		Effective	2003			2002
		interest
	Maturity date	rate		Current	Long-term		Current	Long-term
			Total	portion	portion	Total	portion	portion
			$	$	$	$	$	$
Portage Place	Mar.1/08	7.04%	10,034	428	9,606	8,536	327	8,209
Southland Mall	Sept.1/08	7.84%	5,295	146	5,149	4,440	110	4,330
Suncoast Mall	Feb.1/08	7.10%	4,521	193	4,328	3,844	148	3,696
Willowcreek Centre I and II	Dec.1/09	8.28%	3,976	74	3,902	3,308	57	3,251
1250 Steeles Ave. West I and II (i)	Demand	Prime+1%	2,089	2,089	—	1,709	—	1,709
Imperial Square (ii)	Interim	9.25%	193	193	—	—	—	—

Canadian $ denominated debt			26,108	3,123	22,985	21,837	642	21,195

Note payable to network service provider (iii)	Demand	7.00%	—	—	—	747	747	—
Note payable to network service provider	Jul.1/04	10.00%	—	—	—	396	242	154
Note payable, Winter Harbor (iv)	Demand	Prime+9%	—	—	—	1,999	1,999	—
Note payable to Estate of RSL	Mar.31/04	10% imputed	1,105	1,105	—	882	—	882
Corporate debenture	Nov.15/06	8.50%	298	—	298	298	—	298
Note payable to equipment supplier	Apr.30/09	7.00%	751	90	661	—	—	—
Note payable to equipment supplier	Oct.31/06	12.50%	172	59	113	—	—	—

US $ denominated debt			2,326	1,254	1,072	4,322	2,988	1,334

Total — Mortgages and loans payable			28,434	4,377	24,057	26,159	3,630	22,529

The Canadian value of the Canadian $ denominated debt was $33,740 in 2003 (2002 - $34,502).

(i)	On April 8, 2003, the Company entered into an agreement to extend the maturity date with the lender to April 1, 2004, under the same terms.

(ii)	This amount represents the outstanding balance on the land loan at acquisition. It will be added to the non-revolving loan facility described in note 7. It will be repaid out of the proceeds on the long-term financing upon completion of development.

(iii)	Acceris was discharged of obligations amounting to $1,141 owed to a network service provider. The discharge of this obligation is reported as other income for the year ended December 31, 2003.

(iv)	As of September 30, 2001, Acceris was in default on an equipment lease. This lease was collateralized by a letter of credit issued by an affiliate of Winter Harbor LLC, a former majority shareholder of Acceris. On October 11, 2001, the leasing company drew against the letter of credit in the amount of $1,999. At that time, the Company recorded the liability related to this draw on the letter of credit in the consolidated financial statements. On October 26, 2001, Acceris received a demand for payment from Winter Harbor LLC for the amount of the draw on the letter of credit and interest (at prime plus 9%) since October 11, 2001. In the third quarter of 2003, the Company received 2% of the total shares of Acceris and the assignment of certain liabilities of Acceris, owed to Winter Harbor LLC, pursuant to a settlement agreement between Winter Harbor LLC and the Company. This resulted in a gain of $2,578 that was recorded in Other Income on the income statement.

Annual Report 2003 (52) Consolidated Financial Statements and Notes

(b) Revolving credit facility

Acceris has a facility that enables Acceris to borrow up to a maximum of $18,000 subject to certain restrictions and borrowing base limitations. The maximum available borrowing base is determined as a specific percentage of eligible accounts receivable in ACC. The balance outstanding is reduced by the application of payments received on collection of accounts receivable on a daily basis. The facility bears interest at United States prime + 1.75% with a minimum interest rate of 6%. Outstanding balances under the loan are collateralized by substantially all the assets and shares of ACC. The loan contains certain financial covenants related to ACC for 2003 and 2004, which Acceris is in compliance with at December 31, 2003. At December 31, 2003 borrowings under this facility are $12,127 (2002 - $9,086) with $nil of unused availability under the facility. The facility expires in June 2005.

(c) Principal repayments

Principal repayments of debt are due as follows:

	Canadian dollar	US dollar	Total
	denominated debt	denominated debt	debt
	$	$	$
2004	3,123	1,254	4,377
2005	903	152	1,055
2006	969	510	1,479
2007	1,041	169	1,210
2008	16,534	180	16,714
Thereafter	3,538	61	3,599

	26,108	2,326	28,434

The estimated fair value of the Company’s mortgages and loans payable is $29,272 at December 31, 2003. At December 31, 2002, the estimated fair value of the Company’s debt approximated its carrying value.

(d) Interest expense

Interest charges consist of:

	2003	2002	2001
	$	$	$
Interest costs:
Mortgages and loans on income producing properties and properties under development	1,756	783	4
Convertible debentures	2,543	3,317	3,688
Capital leases	440	635	329
Revolving credit line	830	447	25
Other	753	956	1,631
Less:
Interest capitalized to properties under development	(306)	(107)	(1)
Interest on convertible debentures charged to equity	(2,515)	(3,029)	(3,159)

Interest expense	3,501	3,002	2,517

Annual Report 2003 (53) Consolidated Financial Statements and Notes

14. Commitments, contingencies, guarantees and concentrations

(a) Commitments

Future minimum payments required under capital leases, operating leases and usage commitments consist of the following as at December 31:

	Capital	Operating
	leases	leases
	$	$
2004	2,948	5,861
2005	1,666	2,140
2006	—	1,410
2007	—	922
2008	—	492
Thereafter	—	374

	4,614	11,199

Less: Amount representing interest rates of approximately 8% to 12%	268

Present value of net minimum lease payments	4,346
Less: current portion	2,715

Long-term obligation under capital leases	1,631

(b) Contingencies

The Company, from time to time, is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Other than set out below, the Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003 the Ontario Superior Court of Justice dismissed the lawsuit. The debenture holder has appealed this decision. (Note 15).

(c) Guarantees

The Company has guaranteed the repayment of certain mortgages amounting to $40,236. Seven of these mortgages, amounting to $30,900, are payable by a limited partnership in which the Company has a 50% equity interest. The Company’s investment in this limited partnership has a carrying value of $nil. In 1984 the Company sold seven long-term care facilities to the limited partnership. The Company continues to act as guarantor for the repayment of the first mortgages on the facilities, which were assumed by the limited partnership. The limited partnership is in compliance with the terms of the mortgages and, accordingly, the Company has not recognized any liability that may arise under the guarantees provided. The Company believes that the value of the facilities, which have been provided as collateral for the guarantee, is in excess of the amount of the mortgages and, on a sale or liquidation, would be sufficient to reimburse the Company for any payments that become due under these guarantees.

In addition, the Company has provided a guarantee for the repayment of a mortgage of $9,336 payable by another limited partnership. In 1985 the Company sold a long-term care facility to the limited partnership. The mortgage on the facility was assumed by the partnership and continues to be guaranteed by the Company. The Company receives a fee for this guarantee. The Company has no equity interest in the partnership; however, it does receive an annual incentive fee from the partnership based on the partnership’s financial performance and is entitled to participate in the proceeds of a sale or refinancing of the facility. The limited partnership is in compliance with the terms of the mortgage and, accordingly, the Company has not recognized any liability that may arise under this guarantee. The Company believes that the value of the facility, which has been provided as collateral for the guarantee, is in excess of the amount of the mortgage and, on a sale or liquidation, would be sufficient to reimburse the Company for any payment that becomes due under this guarantee.

Annual Report 2003 (54) Consolidated Financial Statements and Notes

(d) Concentrations

The Company’s subsidiary utilizes the services of certain competitive local exchange carriers (“CLECs”) to bill and collect from customers for a significant portion of its revenues. Approximately 64% and 93% of Acceris’ revenues in the years ended December 31, 2003 and 2002 were derived from customers billed by CLECs. If the CLECs were to refuse to provide such services in the future, the Company would be required to significantly enhance its billing and collection capabilities in a short amount of time and its collection experience could be adversely affected during this transition period. If the CLECs were unable to remit payments received from their customers relating to the Company’s billings, its operations and cash position could be adversely affected.

The Company depends on certain large telecommunications carriers to provide network services for significant portions of the Company’s telecommunications traffic. If these carriers were to refuse to provide such services in the future, the Company’s ability to provide services to its customers would be adversely affected and the Company might not be able to obtain similar services from alternative carriers on a timely basis.

15. Convertible debentures payable

	2003	2002
	$	$
Liability component of convertible debentures payable	—	2,515

On October 31, 1996, the Company issued $50,000 of convertible, unsecured, subordinated debentures bearing interest at 6% per annum payable semi-annually on April 30 and October 31 and maturing on October 31, 2003. The Company had the option to redeem the debentures at any time on or after November 1, 2001 at par, plus accrued interest. As a result of the debentures being convertible into common shares of the Company at the option of the holder and the Company’s option to satisfy its obligations to pay principal upon redemption or maturity by the issuance of its own common shares, the debentures had both a liability and equity component.

Upon issuance on October 31, 1996, these components were as follows:

$
Financial liability component — present value of future interest obligations at a discount rate of 8.15%	15,852
Principal equity component — present value of principal obligation at maturity at a discount rate of 8.15%	28,868
Holder option equity component	5,280

Face amount	50,000

On October 31, 2003, the Company repaid all of its outstanding convertible debentures by delivering 690 common shares for each $1,000 of principal, resulting in the issuance of 28.2 million common shares. A significant debenture holder filed a lawsuit to restrain the Company from satisfying its obligation to repay the debentures at maturity by delivering common shares. On October 28, 2003 the Ontario Superior Court of Justice dismissed the lawsuit. The former debenture holder has appealed this decision.

During 2003, pursuant to normal course issuer bids, the Company purchased for cancellation $1,700 (2002 — $200) of debentures for cash consideration aggregate of $1,161 (2002 — $141) which reduced the liability component of the debentures payable by $22 (2002 — $9). As a result of the October 31, 2003 redemption, and the cancellation of repurchased debentures, the outstanding face amount as at December 31, 2003 is $nil (2002 — $42,561). The fair value of the debentures as at December 31, 2002 was $27,882.

Annual Report 2003 (55) Consolidated Financial Statements and Notes

16. Convertible preferred shares

	2003	2002
	$	$
Liability component of convertible preferred shares	11,200	—

On December 19, 2003, the Company completed a private placement of a new series of convertible preferred shares for proceeds of $15,000. The proceeds from the private placement will be used for working capital purposes.

The private placement consisted of an issuance of 10 million Series A preferred shares at a price of $1.50 per share. The Series A preferred shares are convertible into common shares on a one-to-one basis, subject to certain anti-dilution adjustments. Holders of Series A preferred shares will be entitled to vote on an “as converted” basis together with the holders of common shares on all matters submitted to a vote of shareholders. The Series A preferred shares are entitled to a dividend of 6% per annum, payable semi-annually on January 1 and July 1 of each year, commencing on July 1, 2004. If cash dividends are not paid when due, Counsel must issue additional Series A preferred shares as a stock dividend subject to an aggregate maximum of 2,000,000 Series A preferred shares. The Series A preferred shares are redeemable at the option of the holder commencing on January 1, 2009 at their original issue price plus accrued and unpaid dividends. Commencing on the first anniversary of closing, Counsel may force the conversion of the Series A preferred shares as follows:

(a)	Counsel may require the conversion of 25% of the Series A shares into common shares if the common shares have not traded at or below the Canadian dollar equivalent of US$3.00 on The Toronto Stock Exchange (“TSX”) for 30 consecutive trading days.

(b)	Counsel may require the conversion of an additional 25% of the Series A shares into common shares if the common shares have not traded at or below the Canadian dollar equivalent of US$3.50 on the TSX for 30 consecutive trading days.

(c)	Counsel may require the conversion of an additional 25% of the Series A shares into common shares if the common shares have not traded at or below the Canadian dollar equivalent of US$3.75 on the TSX for 30 consecutive trading days.

(d)	Counsel may require the conversion of an additional 25% of the Series A shares into common shares if the common shares have not traded at or below the Canadian dollar equivalent of US$4.00 on the TSX for 30 consecutive trading days.

The Company has agreed not to issue any common shares or securities convertible into common shares, other than employee stock options, at less than US$1.50 per share as long as any Series A preferred shares remain outstanding. The Series A preferred shareholder will have the right to nominate one director of Counsel, which right it has not exercised to date. Counsel has agreed that dividends on its common shares shall not exceed US$0.09 per share per annum, on a non-cumulative basis, as long as any Series A preferred shares are outstanding. Certain “piggy-back” registration rights have been granted with respect to the common shares underlying the Series A preferred shares for any underwritten offering of common shares in the United States that Counsel may effect in the future.

The fair value of the convertible preferred shares approximates their carrying value at December 31, 2003.

17. Capital stock

The authorized capital stock consists of an unlimited number of common and preferred shares.

During 2003, the Company acquired 1,352,200 (2002 — 748,000) common shares for cancellation for cash of $2,525 (2002 — $1,532). The excess of the average issue price over the repurchase price is credited to contributed surplus. During 2003, $3,628 was credited to contributed surplus (2002 — $1,886). 250,000 of the common shares acquired in 2003 were from former employees.

On December 12, 2003, the Company renewed its normal course issuer bid through the facilities of TSX to purchase up to 2,430,113 common shares, or 5% of the outstanding common shares, from December 16, 2003 through to December 15, 2004.

Annual Report 2003 (56) Consolidated Financial Statements and Notes

18. Supplemental information

The following is a reconciliation of the numerators and denominators used in computing basic and diluted loss per share.

	2003	2002	2001
	$	$	$
Basic and diluted net loss per share:
Numerator:
Loss from continuing operations	(21,624)	(9,982)	(38,324)
Accretion of equity component of debentures payable	(2,515)	(3,029)	(3,159)

Loss available to common shareholders — continuing operations	(24,139)	(13,011)	(41,483)

Loss from discontinued operations	(636)	(18,949)	(23,889)

Denominator:
Weighted average common shares outstanding (000’s)	25,596	22,195	23,030

Basic and diluted loss per share from continuing operations	(0.94)	(0.59)	(1.80)
Basic and diluted loss per share from discontinued operations	(0.02)	(0.85)	(1.04)

Basic and diluted net loss per share	(0.96)	(1.44)	(2.84)

For the years ended December 31, 2003, 2002 and 2001, the Company excluded potential common share equivalents, incremental shares from stock options, and shares issuable upon conversion of convertible debentures and the convertible preferred shares from the loss per share calculation, as they were anti-dilutive.

19. Stock-based compensation plans

Counsel plans

Under the 1992 Director, Officer and Employee Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 2,700,000 common shares. Under the 1997 Stock Option Plan, the Company may grant options to its directors, officers, employees and any other person or company engaged to provide ongoing management or consulting services for the Company for up to 4,200,000 common shares. Under both plans, the exercise price of each option equals the market price of the Company’s common shares on the date of grant. Unless otherwise provided, the maximum term of the grant is six years from the date of initial vesting of any portion of the grant and options vest 20% on the date of grant and 20% on each of the first through fourth anniversaries of the grant date. All unvested options vest upon a change of control of the Company.

A summary of the status of the Company’s stock option plans and changes during the years is as follows:

	2003		2002		2001
				Weighted
	Number of	Weighted average	Number of	average	Number of	Weighted average
	shares	exercise price	shares	exercise price	shares	exercise price
	(in thousands)	Cdn$	(in thousands)	Cdn$	(in thousands)	Cdn$
Outstanding — beginning of year	3,695	8.87	3,181	10.03	3,192	13.04
Granted	150	2.36	608	2.81	1,045	3.20
Expired	(1,861)	14.77	(94)	9.05	(1,056)	12.38

Outstanding — end of year	1,984	4.17	3,695	8.87	3,181	10.03

Options — exercisable — end of year	660	6.61	2,072	13.21	1,922	13.80

Annual Report 2003 (57) Consolidated Financial Statements and Notes

The weighted average fair value of the options granted during the year was $1.08 (2002 — $1.11; 2001 — $1.30).

The following table summarizes the stock options outstanding and exercisable as at December 31, 2003:

	Options outstanding			Options exercisable

	Number	Weighted average		Number	Weighted
Range of exercise prices	outstanding	remaining contractual	Weighted average	exercisable	average
Cdn$	(in thousands)	life (yrs)	exercise price	(in thousands)	exercise price
2.20 to 5.60	1,520	6.61	2.86	237	2.86
5.70 to 10.40	458	1.52	8.59	417	8.59
16.40 to 18.50	6	0.44	16.90	6	16.90

	1,984	5.42	4.17	660	6.61

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plans. Options are granted with an exercise price that is equal to the market value of the underlying stock at the date of grant and accordingly, no compensation expense has been recognized.

As the Company has elected to use the intrinsic value based method, the following disclosures are required to give pro forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	2003	2002	2001
	$	$	$
Net loss, as reported	(22,260)	(28,931)	(62,213)
Pro forma adjustments	(1,572)	(1,995)	(4,249)

Pro forma net loss for the period	(23,832)	(30,926)	(66,462)

Pro forma basic and diluted net loss per share	(1.03)	(1.53)	(3.02)

For purposes of these pro forma disclosures, the fair value of each option of the Company was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rate of 5.0%; expected dividend yield of nil%; expected life of six years; and expected volatility of 60%, 60% and 65.5%, respectively. The pro forma disclosures include the effects of options issued by Acceris.

The Black-Scholes model requires highly subjective assumptions, including volatility and the expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

The Company plans to grant additional stock options each year and as a result, the above pro forma amounts are not likely to be representative of the effects on reported earnings for future years.

Acceris plans

At December 31, 2003, Acceris has several stock-based compensation plans. Acceris applies the intrinsic value method of APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed option plans.

A summary of the status of Acceris’s stock option plans and warrants and changes during the years it was controlled by Counsel is as follows:

	2003		2002		2001
	Options and	Weighted average	Options and	Weighted average	Options and	Weighted average
	warrants	exercise price	warrants	exercise price	warrants	exercise price
	(in thousands)	US$	(in thousands)	US$	(in thousands)	US$
Outstanding — beginning of year	1,258	36.40	1,402	45.40	2,268	51.40
Granted	1,378	3.00	5	1.40	1,025	15.20
Exercised	—	—	—	—	—	—
Expired	(828)	20.46	(131)	126.80	(82)	68.60
Forfeited	—	—	(18)	85.40	(1,809)	28.40

Outstanding — end of year	1,808	18.20	1,258	36.40	1,402	45.40

Options — exercisable — end of year	436		1,257		1,355

The weighted average fair value of the options granted during the year was $2.07 (2002 — $0.60; 2001 — $11.40).

Annual Report 2003  (58)  Consolidated Financial Statements and Notes

The following table summarizes the stock options and warrants outstanding and exercisable as at December 31, 2003:

	Options and warrants outstanding			Options and warrants exercisable

	Number	Weighted average	Weighted	Number	Weighted
Range of exercise prices	outstanding	remaining	average	exercisable	average
US$	(in thousands)	contractual life (yrs)	exercise price	(in thousands)	exercise price
1.40 to 3.00	1,382	9.96	2.99	10	1.98
5.40 to 25.00	20	4.97	16.68	20	16.68
42.50 to 71.26	168	5.47	56.88	168	56.88
77.50 to 127.50	238	3.23	79.22	238	79.22

	1,808	8.60	18.20	436	66.05

20.  Income taxes

The Company’s income tax provision (recovery) differs from the recovery computed at statutory rates as follows:

	2003	2002	2001
	$	$	$
Loss before income taxes, non-controlling Interest and discontinued operations	(18,687)	(327)	(19,961)

Income tax expense (recovery), based on a statutory income tax rate of 36.62% (2002 — 38.62%; 2001— 41.74%)	(6,843)	(126)	(8,331)
Increase (decrease) in income taxes resulting from:
Change in valuation allowance relating to continuing operations	2,728	9,178	10,067
Effect of change in income tax rates	(130)	190	5,932
Non-taxable items	—	—	5,242
Unrealized foreign exchange gains (losses) from transactions with subsidiaries	4,375	(151)	745
Non-deductible items	3,328	3,023	3,790
Lower/higher effective tax rate of foreign subsidiaries	202	(636)	267
Large corporation tax provision and other taxes	163	160	64
Other	(886)	(1,983)	2,125

Actual income tax provision	2,937	9,655	19,901

Represented by:
Current income tax provision (recovery)	(39)	(1,206)	683
Future income tax provision	2,813	10,701	19,154
Large corporation tax provision	163	160	64

	2,937	9,655	19,901

An analysis of earnings (loss) before income taxes, non-controlling interest and discontinued operations by country is as follows:

	2003	2002	2001
	$	$	$
Canada	3,611	(9,488)	(14,085)
United States	(22,298)	9,161	(5,876)

	(18,687)	(327)	(19,961)

Annual Report 2003  (59)  Consolidated Financial Statements and Notes

The Company’s income tax provision (recovery) by country is as follows:

	2003	2002	2001
	$	$	$
Canada
Current provision (recovery)	173	160	740
Future provision (recovery)	398	(1,190)	3,389

	571	(1,030)	4,129

United States
Current provision (recovery)	(49)	(1,206)	7
Future provision (recovery)	2,415	11,891	15,765

	2,366	10,685	15,772

Total
Current provision (recovery)	124	(1,046)	747
Future provision (recovery)	2,813	10,701	19,154

	2,937	9,655	19,901

The composition of the Company’s net future income tax assets and liabilities as at December 31 is as follows:

	2003	2002
	$	$
Future income tax assets
Acquired intangible assets	3,441	3,435
Amortization of deferred compensation	—	1,933
Deferred revenue	2,707	2,144
Cost basis differences of investments	2,181	2,823
Cost basis differences of property, plant and equipment	—	1,708
Accrued charges and reserves currently not deductible for income taxes	3,269	1,680
Other	—	150
Net losses available for carry-forward	58,074	58,157

Valuation allowance	(69,672)	(71,756)

Total future income tax assets	—	274

Future income tax liabilities:
Cost basis differences of investments	(32,461)	(33,045)
Cost basis differences of property, plant and equipment	(1,334)	(1,638)
Other	(5,249)	(1,867)

	(39,044)	(36,550)

Net future income tax liability	(39,044)	(36,276)

The amount recognized in the consolidated financial statements for long-term future income tax liabilities includes estimates made by management. It is reasonably possible that the amounts recognized could change by a material amount in the near term.

At December 31, 2003, the Company through its subsidiaries in the United States had federal net operating tax loss carry forwards of approximately $157,000 in aggregate available to reduce future income taxes. These tax loss carry forwards expire between 2006 and 2023.

In the United States, the Company’s utilization against future taxable income of approximately $154,000 of its federal net operating loss carry forwards associated with its interest in Acceris, is restricted pursuant to the “change in ownership” rules in Section 382 of the Internal Revenue Code. These rules in general provide that an ownership change occurs when the percentage shareholdings of 5% direct or indirect shareholders of a loss corporation have in aggregate increased by more than 50 percentage points during the immediately preceding three years.

Annual Report 2003 (60) Consolidated Financial Statements and Notes

Restrictions in net operating loss carry forwards occurred as a result of the initial acquisition of shares of Acceris in 2001. Further restrictions may have occurred as a result of subsequent acquisitions of shares of Acceris and changes in the share ownership and capital structure of the Company. Net operating loss carry forwards of Acceris arising prior to such a “change in ownership” would be available for usage against future taxable income subject to usage limitations of approximately $6,000 per annum until 2008 and thereafter $1,550 per annum.

Due to the expiration of the Company’s net operating loss carry forwards and the above usage restrictions, it is most likely that only $53,000 of the total $157,000 of net operating loss carry forwards otherwise available will be able to be utilized against future taxable income.

In the United States, the Company, through its interest in Acceris, also has net operating loss carry forwards for state income tax purposes in those states where it has conducted business. However, such state tax loss carry forwards may differ substantially by jurisdiction and in general are subject to the same or similar restrictions as to expiry and usage described above. Acceris is subject to state income tax in multiple jurisdictions.

21.  Discontinued operations

The Company has a number of discontinued operations. Long-term care is subject to a formal plan of disposal while medical products and services (“MRS”) and communications operations have been sold.

During third quarter 2003, the Company adopted a formal plan of disposal for an income producing property. In the fourth quarter 2003, the plan was terminated and accordingly, the income producing property is reflected in continuing operations.

Discontinued operations have been presented on a segmented basis to enhance the reader’s understanding of the financial information presented.

A summary of the carrying value of the assets and liabilities for discontinued operations as at December 31, is as follows:

			2003	2002
	Long-term
	care	Communications	Total	Total
	$	$	$	$
Assets
Current
Cash and cash equivalents	848	91	939	1,046
Accounts receivable	500	—	500	543
Other assets	876	—	876	650

	2,224	91	2,315	2,239

Long-term
Mortgage receivable	1,952	—	1,952	1,528
Property, plant and equipment, net	18,665	—	18,665	19,554
Intangibles, net	—	—	—	270
Goodwill	285	—	285	246

	20,902	—	20,902	21,598

Total assets	23,126	91	23,217	23,837

Liabilities
Current
Accounts payable and accrued liabilities	8,421	841	9,262	6,512
Mortgages and loans payable	238	—	238	181
Unearned revenue	212	—	212	576

	8,871	841	9,712	7,269

Long-term
Unearned revenue	—	—	—	115
Mortgages and loans payable	13,871	—	13,871	11,540
Non-controlling interest	—	—	—	161

	13,871	—	13,871	11,816

Total liabilities	22,742	841	23,583	19,085

Annual Report 2003  (61)  Consolidated Financial Statements and Notes

The composition of earnings (loss) from discontinued operations for the years ended December 31, is as follows:

				2003
	Long-term care	Communications	MPS	Total
	$	$	$	$
Revenue	38,397	2,109	—	40,506

Earnings (loss) before income taxes	(1,589)	529	509	(551)
Income taxes (credit)	155	—	(70)	85

Net earnings (loss)	(1,744)	529	579	(636)

				2002
	Long-term care	Communications	MPS	Total
	$	$	$	$
Revenue	32,629	7,806	3,051	43,486

Earnings (loss) before income taxes	(847)	(12,508)	(1,771)	(15,126)
Gain (loss) subsequent to measurement date	—	—	(2,665)	(2,665)
Non-controlling interest	—	—	148	148
Income taxes (credit)	(77)	—	(1,229)	(1,306)

Net earnings (loss)	(924)	(12,508)	(5,517)	(18,949)

				2001
	Long-term care	Communications	MPS	Total
	$	$	$	$
Revenue	31,604	16,803	3,641	52,048

Earnings (loss) before income taxes	3,147	(23,430)	(5,407)	(25,690)
Gain (loss) subsequent to measurement date	—	—	2,803	2,803
Non-controlling interest	—	—	88	88
Income taxes (credit)	(1,090)	—	—	(1,090)

Net earnings (loss)	2,057	(23,430)	(2,516)	(23,889)

(i)  Long-term care

During the fourth quarter of 2002, the Company adopted a formal plan of disposal for its long-term care facilities, due to a strategic decision to exit the business.

In October 2003, the Company received notices of intent from the lessee of five retirement centres in Ontario and British Columbia to exercise options to purchase the centres. The total purchase price pursuant to the options is Cdn $30,000, before cost of disposition, and the transaction is expected to close in the second quarter of 2004. At December 31, 2003, the centres had a net asset value of Cdn $22,200 and were subject to mortgages aggregating Cdn $18,234. The remaining seniors living facilities are expected to be sold by the fourth quarter of 2004.

Annual Report 2003   (62)   Consolidated Financial Statements and Notes

(ii)  Communications

During the fourth quarter 2002, the Company’s subsidiary, Acceris, adopted a formal plan of disposal for its VoIP network and customers.

On December 6, 2002, the Company entered into an agreement to sell substantially all of the assets and customer base of l-Link Communications Inc. (“ILC”), a wholly owned subsidiary, to Buyers United, Inc. (“BUI”). The sale includes the physical assets required to operate Acceris’ nationwide network using its patented VoIP technology (constituting the core business of ILC) and a license in perpetuity to use Acceris’ proprietary software platform. The sale closed on May 1, 2003 and provides for a post closing cash settlement between the parties. The sale price consists of 300,000 shares of Series B convertible preferred stock (8% dividend) of BUI, subject to adjustment in certain circumstances, of which 75,000 shares are subject to an earn-out provision (contingent consideration) based on future events related to ILC’s single largest customer. The earn-out takes place on a monthly basis over a fourteen-month period that began January 2003. The Company recognizes the value of the earn-out shares as additional sales proceeds when and if earned. During the twelve months ending December 31, 2003, 64,286 shares of the contingent consideration were earned and are included as a component of gain (loss) from discontinued operations. The fair value of the 225,000 shares (non-contingent consideration to be received) of BUI convertible preferred stock was determined to be $1,350 as of December 31, 2002. As of December 31, 2003, the combined fair value of the original shares (225,000) and the shares earned from the contingent consideration (64,286 shares) was determined to be $1,916, which increase is included in the calculation of gain (loss) from discontinued operation for the year ended December 31, 2003. As additional contingent consideration is received, it will be recorded as a gain from discontinued operations.

(iii) MPS

Medical products and services (“MPS”) represents the discontinued medical products operations, pharmaceutical products operations, pharmacy services operations, and home health care operations.

During the third quarter of 2002, the Company adopted a formal plan of disposal for its medical products business segment. Effective October 4, 2002, the Company disposed of its interest in Sage BioPharma, Inc., through a sale that raised net proceeds of $1,400. The Company incurred a loss on disposition of $463 in 2002.

Effective May 23, 2000, the Company adopted a formal plan of disposal for the pharmaceutical products business of FARO Pharmaceuticals Inc. through the disposition of its rights, including trademarks, copyrights and regulatory filings in certain pharmaceutical products. On May 1, 2001, the Company completed its disposition for proceeds of $67,000, consisting of $54,000 paid on closing, $8,000 paid 60 days subsequent to the closing and a further $5,000 payable within 30 days of the first anniversary of the closing, subject to specified levels of inventories on hand at the date of closing and sales returns and rebates relating to operations prior to the closing. Accordingly, the Company reflected the results of operations to May 23, 2000 from this business as discontinued operations and adjusted the carrying value of its investment in the pharmaceutical products business to reflect both the estimated losses from operations subsequent to the measurement date and the estimated net realizable value of its investment. During 2001, the Company successfully reduced certain costs related to these discontinued operations. This resulted in a recovery of $4,519, net of related costs of $2,494 and income taxes of $4,487. In May 2002, the Company settled the final payment due under the definitive agreement with the purchaser regarding its disposal of its pharmaceutical products business in 2001. During the course of the settlement, it became known that the purchaser disputed certain payments regarding inventories as set out in the agreement. The Company assessed the impact of this dispute and wrote down its receivable from the purchaser to reflect the related collection risk. The loss from discontinued operations includes expenses totalling $707 in 2002.

Effective November 6, 1998, the Company adopted a formal plan of disposal for its pharmacy services operations through the disposition of its interest in Stadtlander Drug Company, Inc. (“Stadtlander”). Discontinued pharmacy services operations include the specialty retail pharmacy business of Stadtlander. The Company sold Stadtlander in January 1999. Subsequent to the measurement date, the Company has recorded losses of $nil in 2003 (2002 — $1,958; 2001 — $1,716) after income tax benefits. These losses are due to the cost of the litigation settlement pertaining this disposition.

Annual Report 2003 (63) Consolidated Financial Statements and Notes

22.  Segmented information

The Company currently operates in two sectors, communications and real estate.

The communications sector consists of the Company’s subsidiary, Acceris. Acceris operates in three reportable segments, Telecommunications-Retail, Telecommunications-Enterprise and Telecommunications-Technologies:

•	Telecommunications-Retail includes the operations of ACC, acquired in June 2001, and the former agent and residential business of RSL, which was acquired in December 2002. This segment offers dial-around telecommunications product and 1+ product through two channels, namely, multi-level marketing (MLM) and commercial agents.

•	Telecommunications-Enterprise is the former enterprise business of RSL, acquired in December 2002. This segment offers voice and data solutions to enterprise customers through an in-house sales force.

•	Telecommunications-Technologies is the former technology services segment, acquired in March 2001, which offers a fully developed network convergence software solution for voice and data. The Company licenses certain developed technology to third party users.

The real estate segment, which commenced operations in 2002, is comprised of the Company’s investment in six income-producing properties in Canada, five of which were acquired in 2002 and three properties under development.

Each segment operates as a strategic business unit with separate operating management. The Company assesses performance based on operating income. The accounting policies for the segments are the same as those described in note 2 to these consolidated financial statements.

Annual Report 2003 (64) Consolidated Financial Statements and Notes

	2003

		Telecommunications		Real
	Retail	Enterprise	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	—	—	—	7,799	—	7,799
United States	108,150	25,598	2,164	—	—	135,912

	108,150	25,598	2,164	7,799	—	143,711
Operating costs and expenses
Telecommunications costs	70,731	15,279	(4)	—	—	86,006
Income producing properties	—	—	—	3,872	—	3,872
Selling, general and administrative	42,380	10,361	4,237	—	4,430	61,408
Provision for doubtful accounts	5,432	—	6	—	—	5,438
Depreciation and amortization	4,867	2,238	2,079	486	184	9,854

Operating income (loss) before undernoted items	(15,250)	(2,280)	(4,154)	3,441	(4,614)	(22,867)
Gains and other income:
Gain on sale of short-term investments	—	—	—	—	5,218	5,218
Other	—	—	1,107	—	2,550	3,657
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	—	(139)	(139)
Portfolio investments	—	—	—	—	(650)	(650)
Other	—	—	—	—	(1,025)	(1,025)
Interest income	—	—	113	—	507	620
Interest expense	(1,246)	(291)	(287)	(1,451)	(226)	(3,501)

Earnings (loss) before income taxes	(16,506)	(2,571)	(3,221)	1,990	1,621	(18,687)
Provision for income taxes	—	—	—	—	(2,937)	(2,937)

Segment earnings (loss) from continuing operations	(16,506)	(2,571)	(3,221)	1,990	(1,316)	(21,624)

Segment assets as at December 31
Continuing operations	27,917	6,319	8,320	51,961	25,855	120,372
Discontinuing operations						23,217

	27,917	6,319	8,320	51,961	25,855	143,589

Segment long-lived assets as at December 31
(Income producing property, property under development, property, plant & equipment, intangibles)
Canada	—	—	—	49,861	921	50,782
United States	7,796	2,661	4,800	—	119	15,376

	7,796	2,661	4,800	49,861	1,040	66,158

Goodwill as of December 31	947	—	—	—	—	947
Capital expenditures	(2,665)	(268)	(5)	(44)	(83)	(3,065)
Other significant non-cash items:
Amortization of unearned revenue	(14,328)	(3,559)	(496)	—	—	(18,383)
Future income tax liabilities					2,812	2,812
Accretion of liability component of convertible debentures payable	—	—	—	—	36	36

Annual Report 2003 (65) Consolidated Financial Statements and Notes

	2002

		Telecommunications		Real
	Retail	Enterprise	Technologies	estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	—	—	—	3,343	—	3,343
United States	83,705	1,547	2,837	—	—	88,089

	83,705	1,547	2,837	3,343	—	91,432
Operating costs and expenses
Telecommunication costs	49,745	1,191	—	—	—	50,936
Income producing properties	—	—	—	1,448	—	1,448
Selling, general and administrative	27,484	777	4,262	—	13,214	45,737
Research and development	—	—	1,399	—	—	1,399
Provision for doubtful accounts	5,966	33	—	—	—	5,999
Depreciation and amortization	4,056	158	2,123	199	579	7,115

Operating income (loss) before undernoted items	(3,546)	(612)	(4,947)	1,696	(13,793)	(21,202)
Gains and other income:
Gain on sale of short-term investments	—	—	—	—	28,067	28,067
Other	356	—	—	—	426	782
Impairments and other losses:
Write-downs and loss on sale of short-term investments	—	—	—	—	(4,011)	(4,011)
Portfolio investments	—	—	—	—	(640)	(640)
Other	—	—	—	—	(722)	(722)
Interest income	—	1	38	—	362	401
Interest expense	(1,160)	(19)	(579)	(676)	(568)	(3,002)

Earnings (loss) before income taxes	(4,350)	(630)	(5,488)	1,020	9,121	(327)
Provision for income taxes	—	—	—	—	(9,655)	(9,655)

Segment earnings (loss) from continuing operations	(4,350)	(630)	(5,488)	1,020	(534)	(9,982)

Segment assets as at December 31
Continuing operations	27,777	9,678	10,309	38,886	24,227	110,877
Discontinued operations						23,837

	27,777	9,678	10,309	38,886	24,227	134,714

Segment long-lived assets as at December 31
Income producing property, property under development, property, plant & equipment, intangibles)
Canada	—	—	—	37,982	883	38,865
United States	9,325	4,730	6,743	—	294	21,092

	9,325	4,730	6,743	37,982	1,177	59,957

Capital expenditures	1,649	—	—	—	90	1,739
Other significant non-cash items:
Amortization of unearned revenue	—	(1,643)	—	—	—	(1,643)
Future income tax liabilities	—	—	—	—	10,701	10,701
Accretion of liability component of convertible debentures payable	—	—	—	—	289	289

Annual Report 2003 (66) Consolidated Financial Statements and Notes

	2001

		Telecommunications		Real
	Retail	Enterprise	Technologies	Estate	Corporate	Total
	$	$	$	$	$	$

Revenue
Canada	—	—	—	11	—	11
United States	49,289	—	4,730	—	—	54,019

	49,289	—	4,730	11	—	54,030
Operating costs and expenses
Telecommunication costs	35,546	—	—	—	—	35,546
Income producing properties	—	—	—	—	—	—
Selling, general and administrative	20,558	—	8,922	—	14,870	44,350
Research and development	—	—	2,162	—	—	2,162
Provision for doubtful accounts	839	—	—	—	—	839
Depreciation and amortization	2,286	—	5,072	3	1,488	8,849

Operating income (loss) before undernoted items	(9,940)	—	(11,426)	8	(16,358)	(37,716)
Gains and other income:
Gain on sale of short-term investments	—	—	—	—	42,760	42,760
Portfolio investments	—	—	—	—	64	64
Sale of subsidiary	—	—	589	—	—	589
Retirement of debt	—	—	1,093	—	—	1,093
Impairments and other losses:
Write-down and loss on sale of short-term investments	—	—	—	—	(1,957)	(1,957)
Portfolio investments	—	—	—	—	(19,340)	(19,340)
Equity interests in significantly influenced companies	—	—	—	—	(5,582)	(5,582)
Interest income	—	—	81	—	2,564	2,645
Interest expense	(383)	—	(476)	(3)	(1,655)	(2,517)

Earnings (loss) before income taxes	(10,323)	—	(10,139)	5	496	(19,961)
Provision for income taxes	—	—	—	—	(19,901)	(19,901)

Segment earnings (loss) from continuing operations	(10,323)	—	(10,139)	5	(19,405)	(39,862)

Segment assets as at December 31
Continuing operations	32,899	—	17,578	2,433	48,944	101,854
Discontinued operations						40,478

	32,899	—	17,578	2,433	48,944	142,332

Segment long-lived assets as at December 31
(Income producing property, property under development, property, plant & equipment, intangibles)
Canada	—	—	—	2,433	818	3,251
United States	12,470	—	9,699	—	2,105	24,274

	12,470	—	9,699	2,433	2,923	27,525

Goodwill as of December 31	—	—	3,434	—	—	3,434
Capital expenditures	1,117	—	—	—	46	1,163
Other significant non-cash items:
Amortization of unearned revenue	—	—	(3,197)	—	—	(3,197)
Future income tax liabilities	—	—	—	—	19,154	19,154
Accretion of liability component of convertible debentures payable	—	—	—	—	528	528

Annual Report 2003 (67) Consolidated Financial Statements and Notes

23. Related party transaction

As discussed in note 4, the holder of the non-controlling equity interest in the Imperial Square retail development is affiliated with a member of the board of directors of the Company.

24. Consolidated statement of cash flows information

Supplementary information with respect to the consolidated statements of cash flows is as follows:

	2,003	2,002	2,001
	$	$	$
Cash paid (received) during the period:
Interest	5,918	5,401	5,564
Income tax	(4,031)	(334)	(541)
Non-cash investing and financing activities:
Debentures converted to common shares	45,335	—	—
Mortgages and loans assumed on acquisition of income producing properties	1,328	20,007	1,700
Preferred stock received in exchange for assets of discontinued operations	2,058	—	—
Assets acquired on purchase transaction	2,882	—	—
Equipment acquired under capital lease	—	—	9,535
Notes payable incurred for the purchase of software and software licenses	921	—	—

25. Subsequent events

Subsequent to year-end, the Company received confirmation that certain indefeasible rights of usage (“IRUs”) acquired by the Company have been reclaimed by the IRUs’ consortium, which is the group that owns and operates the cable. As a result of this reclamation of the IRUs by the consortium, the Company has been discharged of approximately $767 of obligations payable to the consortium as at December 31, 2003. The Company expects to record the discharge of this obligation as other income for the first quarter of 2004.

Subsequent to year-end, the Company converted its preferred stock in BUI to shares of common stock. In a private placement, the Company sold 50% of the shares of common stock for approximately $1,600, which proceeds will be used to fund operations, capital expenditures and to improve working capital. The Company will record a gain of approximately $566 in the first quarter of 2004 relating to the sale of these shares. These shares were included in short-term investments at December 31, 2003.

Annual Report 2003   (68)  Consolidated Financial Statements and Notes

26. Reconciliation to United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the consolidated statements of operations in accordance with U.S. GAAP:

			2003	2002	2001
	Notes		$	$	$
Loss from continuing operations — Canadian GAAP			(21,624)	(9,982)	(38,324)
Market value adjustment on trading securities — net	(a	)	699	(23,481)	(18,417)
Depreciation on income producing properties	(b	)	(516)	(250)	—
Future income taxes			36	8,688	5,666
Revenue from income producing properties	(c	)	66	61	—
Interest on equity portion of convertible debentures	(d	)	(2,493)	(2,277)	(2,339)
Amortization of deferred financing costs on convertible debentures	(d	)	(546)	—	—
Interest on liability portion of convertible preferred shares	(d	)	9	—	—
Gain on retirement of convertible debentures	(g	)	671	63	2,019

Loss from continuing operations — U.S. GAAP			(23,698)	(27,178)	(51,395)

Loss from discontinued operations — Canadian GAAP			(636)	(18,949)	(23,889)
Transitional impairment amount of goodwill	(e	)	—	(1,000)	—
Long-term care facilities:	(f	)
Depreciation			—	(904)	(1,052)
Gain on adjustment as a result of amortization methods			—	—	3,002
Interest on financing obligation			(1,883)	(1,694)	(1,742)
Adjustment to lease expense			3,094	3,248	2,697

Loss from discontinued operations — U.S. GAAP			575	(19,299)	(20,984)

Net loss — U.S. GAAP			(23,123)	(46,477)	(72,379)
Other comprehensive income (loss) items	(h	)	(1,246)	(37)	793

Comprehensive loss — U.S. GAAP			(24,369)	(46,514)	(71,586)

Net loss per share — U.S. GAAP			(0.95)	(2.10)	(3.14)

The following adjustments would be required in order to present the consolidated statements of shareholders’ equity in accordance with U.S. GAAP:

			2003	2002
	Notes		$	$
Shareholders’ equity (deficit) — Canadian GAAP			(14,150)	4,884
Share purchase loans	(i	)	(5,967)	(5,873)
Convertible debentures classified as debt and interest	(d	)	—	(40,046)
Convertible preferred shares reclassified	(d	)	(3,800)
Sales of long-tem care facilities as a financing obligation	(f	)	(19,402)	(16,566)
Unrealized gains on short-term investments net of tax of $36 (2002-$588)	(a	)	2,323	1,003
Difference in depreciation methods	(b	)	(8,306)	(7,790)
Deferred financing costs on convertible debentures	(d	)	—	546
Difference in method of revenue recognition for income producing properties	(c	)	66	(61)

Shareholders’ equity (deficit) — U.S. GAAP			(49,236)	(63,903)

Annual Report 2003   (69)   Consolidated Financial Statements and Notes

     The following is a restatement of balance sheet categories to reflect the application of U.S. GAAP:

	2003	2002
	$	$

Assets
Current assets
Cash and cash equivalents	16,996	9,004
Marketable securities — available for sale	4,668	4,662
Accounts receivable	18,719	17,357
Income taxes recoverable	—	3,329
Future income tax assets	—	274
Prepaid expenses and deposits	2,929	5,264
Assets of discontinued operations	2,315	2,289

	45,627	42,179
Long-term assets
Income producing properties	41,709	34,669
Properties under development	7,600	3,063
Loans receivable	700	600
Portfolio investments	4,745	4,420
Property, plant and equipment, net	7,787	12,657
Intangible assets, net	8,546	9,318
Goodwill	947	—
Other assets	896	2,273
Assets of discontinued operations	24,041	22,709

	142,598	131,888

Liabilities
Current liabilities
Revolving credit facility	12,127	9,086
Accounts payable and accrued liabilities	33,404	28,617
Unearned revenue	4,011	1,019
Current portion of mortgages and loans payable	4,377	3,630
Current portion of capital leases	2,715	2,714
Convertible debentures payable	—	42,561
Income tax liabilities	524	—
Future income taxes	1,110	—
Liabilities of discontinued operations	10,803	8,517

	69,071	96,144
Long-term liabilities
Mortgages and loans payable	24,057	22,528
Capital leases	1,631	4,146
Convertible debentures payable	—	—
Income tax liabilities	37,898	35,422
Liabilities of discontinued operations	43,111	37,551

	175,768	195,791
Non-controlling interest	1,066	—
Convertible preferred shares	15,000	—
Shareholders’ equity (deficit)
Capital stock	123,702	89,088
Additional paid-up capital	12,414	7,983
Accumulated comprehensive income	2,830	4,076
Accumulated deficit	(188,182)	(165,050)

	(49,236)	(63,903)

	142,598	131,888

      Annual Report 2003 (70) Consolidated Financial Statements and Notes

Accumulated comprehensive income for the Company includes the cumulative unrealized gains or losses on securities available for sale and cumulative foreign currency translation adjustments. The effect on the Company’s results is as follows:

	2003	2002	2001
	$	$	$
Accumulated comprehensive income — beginning of the year	4,076	4,113	3,320
Unrealized gains (losses) on available for sale securities	—	196	(411)
Foreign currency translation	(1,246)	(233)	1,204

Other comprehensive income items	(1,246)	(37)	793

Accumulated comprehensive income (loss) — end of year	2,830	4,076	4,113

The composition of accumulated comprehensive income is as follows:

	2003	2002	2001
	$	$	$
Unrealized gains (losses) on available for sale securities	—	—	(196)
Cumulative foreign currency translation account	2,830	4,076	4,309

Accumulated comprehensive income (loss) — end of year	2,830	4,076	4,113

Summary of accounting policy differences:

(a) Short-term investments

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that trading securities (short-term investments) be carried at market value with unrealized gains and losses included in results of operations. Under Canadian GAAP, short-term investments are recorded at the lower of cost and market value.

(b) Depreciation of income producing properties

Accounting Research Bulletin No. 43 requires that the Company depreciate income-producing properties using the straight-line method. Under Canadian GAAP, the Company has chosen to depreciate income-producing properties using the sinking fund method.

(c) Revenue from income producing properties

U.S. GAAP requires the Company to recognize rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreement is recorded as deferred rent. Under Canadian GAAP, the Company recognized rental revenue based on the minimum rents collected in accordance with the lease agreement.

(d) Convertible debentures and convertible preferred shares

Under Canadian GAAP, CICA HB Section 3860, Financial Instruments, requires the separate presentation of the debt and equity components of a financial instrument. Interest related to the equity component of the convertible debenture was charged to retained earnings through the accretion of equity component of debentures payable. Under Accounting Principles Board (“APB”) 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the allocation of the proceeds of convertible debt is not allowed. Also, under U.S.GAAP, contingently redeemable preferred stock is not allocated into liability and equity components.

Annual Report 2003    (71)    Consolidated Financial Statements and Notes

(e) Goodwill and intangible assets

Commencing January 1, 2002, new generally accepted accounting principles in Canada and the United States for intangible assets with an indefinite life and goodwill applied to the Company. U.S. GAAP pronouncement Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets (“FAS 142”), requires the effect of adoption to be recorded as a change in accounting principles, charged to earnings, in the period the change is effected. Under Canadian GAAP (note 2), the transitional amount is charged to retained earnings (CICA HB 3062).

As of June 30, 2002, the Company completed the assessment of the quantitative impact of the transitional impairment test on its goodwill and other intangible assets. An impairment of $1,000 was determined relating to the impaired goodwill of SageBiopharma Inc.

The table below discloses the pro-forma effect had the year ended December 31, 2001 been subject to FAS 142:

	2003	2002	2001
	$	$	$
Loss from continuing operations — U.S. GAAP	(23,698)	(27,241)	(54,507)
Goodwill amortization expense	—	—	(2,385)

Adjusted loss from continuing operations — U.S. GAAP	(23,698)	(27,241)	(52,122)

Adjusted basic and diluted loss per share from continuing operations	(0.93)	(1.23)	(2.26)

	2003	2002	2001
	$	$	$
Net loss as reported — U.S. GAAP	(23,123)	(46,477)	(72,104)
Goodwill amortization expense	—	—	(3,791)

Adjusted net loss — U.S. GAAP	(23,123)	(46,477)	(68,313)

Adjusted basic and diluted net loss per share — U.S. GAAP	(0.90)	(2.10)	(2.97)

(f) Discontinued operations

The disposition of certain long-term care facilities by the Company in a previous year was recorded as a sale for Canadian GAAP purposes. This transaction is accounted for as a financing rather than a sale for U.S. GAAP purposes due to the Company’s continuing involvement in the properties.

U.S. GAAP requires that the Company depreciate long-term care facilities using the straight-line method. Under Canadian GAAP, the Company has chosen to depreciate the facilities using the sinking fund method.

(g) Retirement of convertible debentures

Under CICA HB 3860, Financial Instruments, when the company retired its convertible debentures for less than face value, the equity component was included in contributed surplus. Under U.S. GAAP, gains and losses on retirement of convertible debentures are recorded in earnings.

(h) Comprehensive income

Under Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, all changes in shareholders’ equity other than transactions with shareholders are included in comprehensive income regardless of whether they are considered to be results of operations for the period. Under Canadian GAAP, there is no concept of comprehensive income.

Annual Report 2003    (72)    Consolidated Financial Statements and Notes

Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available for sale securities, which include any security for which the Company has no immediate plans to sell but which may be sold in the future (portfolio investments), be carried at market value based on quoted market prices. Realized gains and losses, net of income taxes, including declines in value judged to be non-temporary are included in the determination of earnings. Unrealized gains and losses are recorded, net of income taxes, as a separate component of comprehensive income.

Under U.S. GAAP, changes in the cumulative translation account are included in other comprehensive income.

(i) Share purchase loans

EITF 85-1, Classifying Notes Received for Capital Stock, requires that employee share purchase loans be presented as a deduction from capital stock.

(j) Stock-based compensation

As the Company has elected to use the intrinsic value based method, the following disclosures are required to give pro forma effects as if the fair value based method of accounting had been used to account for employee stock compensation plans.

	2003	2002	2001
	$	$	$
Net loss — U.S.GAAP	(23,123)	(46,477)	(72,104)
Adjustment for SFAS 123	(1,549)	(1,995)	(4,249)

Pro forma net loss for the year — U.S. GAAP	(24,672)	(48,472)	(76,353)

Pro forma net loss per share — U.S. GAAP	(0.96)	(2.19)	(3.32)

The Company plans to grant additional stock options each year. As a result, the above pro forma adjustments for SFAS 123 are not likely to be representative of the effects on reported net loss for future years.

(k) Impact of recently issued accounting pronouncements

Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 (“SAB 74”), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150 on July 1, 2003 and the adoption did not have any effect on its financial statements or results of operations.

In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003 and did not have any effect on the Company’s financial statements or results of operations.

Annual Report 2003 (73) Consolidated Financial Statements and Notes

In May 2003, the Emerging Issues Task Force (“EITF”) issued No. 01-08, Determining Whether an Arrangement Contains a Lease (“EITF 01-08”) which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, Accounting for Leases. The guidance in EITF No. 01-08 is based on whether the arrangement conveys to the purchaser (lessee) the right to use a specific asset. The Company adopted EITF No. 01-08 on July 1, 2003 and the adoption did not have any effect on its financial condition or results of operations.

In December 2003, the Securities and Exchange Commissions (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB 104”), which supersedes portions of SAB 101. The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21. While the wording of SAB 104 changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on the Company’s financial statements.

In June 2002, FASB issued No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 will be effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS 146 and EITF No. 94-3 relates to the requirements for recognition of a liability. SFAS requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previously, EITF No. 94-3 required the recognition of liabilities at the date of an entity’s commitment to an exit plan. The adoption of SFAS 146 did not have any effect on the Company’s financial statements or results of operations.

In January 2003, the FASB issued Financial Interpretation (“FIN”) 46, Consolidation of Variable Interest Entities (“VIEs”) in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected losses if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R. The CICA has issued a standard similar to FIN 46, except that it applies to annual and interim periods beginning on or after November 1, 2004. The Company is currently evaluating the impact of FIN 46R and its related interpretations.

Annual Report 2003 (74) Consolidated Financial Statements and Notes

BOARD OF DIRECTORS AND OFFICERS

DIRECTORS

FRANK ANDERSON (A)
President,
LIN Solutions Inc.

ANTHONY F. GRIFFITHS (A) (CG)
Director

NORMAN HILL (C)
President,
Norman Hill Realty Inc.

WILLIAM H. LOMICKA (A) (C) (CG)
Chairman,
Coulter Ridge Capital Inc.

PHILIP REICHMANN (C) (CG)
Chief Executive Officer,
O&Y Properties Corporation

ALLAN SILBER
Chairman & Chief Executive Officer,
Counsel Corporation

COMMITTEES

(A)  Audit Committee

(C)  Compensation Committee

(CG) Corporate Governance Committee

OFFICERS

ALLAN SILBER
Chairman & Chief Executive Officer

GARY CLIFFORD
Chief Financial Officer

KELLY MURUMETS
President,
Acceris Communications Inc.

JOSHUA SILBER
President,
Counsel Real Estate Inc.

STEPHEN WEINTRAUB
Senior Vice President & Secretary

CATHERINE MORAN
Vice President of Accounting, Corporate Controller

GARY TAYLOR
Director of Taxation

Annual Report 2003 (75) Counsel Corporation

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE INFORMATION

Counsel Corporation
The Exchange Tower
Suite 1300
130 King Street West
Toronto, Ontario M5X 1E3
Tel: 416 866 3000
Fax: 416 866 3061
Website: www.counselcorp.com

SHAREHOLDER INFORMATION

AUDITORS
PricewaterhouseCoopers LLP
Chartered Accountants

TRANSFER AGENTS & REGISTRARS Computershare Trust Company of Canada
Tel: 416 981 9500

Computershare Trust Company Inc
Tel: 303 984 4034

CAPITAL STOCK & EXCHANGE LISTINGS
At December 31, 2003 there were 48,587,000 common shares outstanding.

Counsel Corporation’s common shares are listed on The Toronto Stock Exchange under the symbol CXS and on The NASDAQ Stock Market under the symbol CXSN.

SHAREHOLDER & INVESTOR CONTACT
STEPHEN WEINTRAUB
Senior Vice President & Secretary
Tel: 416 866 3058
Fax: 416 866 3061
E-mail: saw@counselcorp.com

ANNUAL MEETING

Shareholders are invited to attend the Annual Meeting of Counsel Corporation on Thursday, June 17, 2004 at 4:00 p.m. in the TSX Conference Centre of the Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

Annual Report 2003 (76) Counsel Corporation